                                                      Filed Pursuant to
                                                      Rule 424(b)(5)
                                                      Registration No. 333-69693



          Prospectus Supplement to Prospectus Dated January 29, 1999.

                                  $100,000,000

                         [GROUP 1 AUTOMOTIVE INC LOGO]
                   10 7/8% Senior Subordinated Notes Due 2009
                             ---------------------
     Group 1 will pay interest on the Notes on March 1 and September 1 of each year. The first such payment will be made on September 1, 1999. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     On or after March 1, 2004, Group 1 has the option to redeem all or a portion of the Notes at the redemption prices set forth in this prospectus supplement. Before March 1, 2002 Group 1 has the option to redeem up to $35,000,000 of the Notes with the proceeds of certain public offerings of Group 1 common stock at a redemption price of 110.875% plus accrued interest to the redemption date.

     Group 1 must offer to purchase all of the Notes at a price of 101% plus accrued interest to the purchase date in the event of a change of control.

     The Notes are subordinated in right of payment to all senior debt of Group
1. The Notes will be fully and unconditionally guaranteed by all of Group 1's current subsidiaries other than one immaterial foreign subsidiary. These subsidiary guarantees are subordinated in right of payment to the senior debt of the subsidiary guarantors.

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest, including the risk factors which begin on page S-10 of this prospectus supplement.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                                          Per Note      Total
                                                          --------   -----------
Initial public offering price...........................   97.781%   $97,781,000
Underwriting discount...................................    3.000%   $ 3,000,000
Proceeds, before expenses, to Group 1...................   94.781%   $94,781,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes must be paid by the purchaser if the Notes are delivered after March 5, 1999.

                             ---------------------

     The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on March 5, 1999.

GOLDMAN, SACHS & CO.
                          CHASE SECURITIES INC.
                                                      MERRILL LYNCH & CO.
                             ---------------------

                   Prospectus Supplement dated March 2, 1999.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights selected information from this document and does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of this offering and for a more complete understanding of the business of Group 1, you should read carefully this entire document, the accompanying prospectus and the documents incorporated by reference in this document and the prospectus. In addition to those described below, we use certain defined terms in this document for ease of reading and to avoid repetition. When we use the terms "Group 1", "we" or "us", we are referring to Group 1 Automotive, Inc. together with its consolidated subsidiaries, unless the context otherwise requires. Unless otherwise specified, all information in this prospectus supplement assumes no exercise of the over-allotment option granted to the underwriters in the Common Stock Offering discussed herein.

                                  THE COMPANY

OVERVIEW

     Group 1 is a leading operator and consolidator in the highly fragmented automotive retailing industry. We currently own 63 dealership franchises comprised of 23 different brands of automobiles and 12 collision service centers located in Texas, Oklahoma, Florida, New Mexico, Georgia and Colorado. Our dealerships include the second largest Toyota dealership and the fifth largest Lexus dealership in the United States, as ranked by 1998 new retail unit sales. Through our dealerships, we sell new and used cars and light trucks, provide maintenance and repair services, sell replacement parts and arrange related financing, vehicle service contracts and insurance.

     Simultaneously with the closing of the initial public offering of our common stock in November 1997, we commenced dealership operations with the acquisition of four automobile dealership groups, known as our "founding groups", representing 30 automobile dealership franchises located in Texas and Oklahoma. In 1998, we acquired an additional 33 automobile dealership franchises in five states in ten separate acquisitions. Four of these acquisitions, consisting of 19 dealership franchises in Florida, Georgia, Texas, New Mexico and Colorado, were of dealership groups that are located in areas in which we had no operations or limited operations prior to the acquisition and serve as platforms for our operations in such areas. The other six acquisitions consisted of 14 dealership franchises acquired as "tuck-ins" to existing platforms. These acquired dealerships (excluding three immaterial tuck-in acquisitions of seven dealership franchises that had revenues of approximately $126 million in 1997) had combined, pro forma revenues and earnings before interest, taxes and depreciation and amortization ("EBITDA") of $675.8 million and $28.0 million, respectively, in 1997. In January 1999, we completed two tuck-in acquisitions consisting of four dealership franchises and entered into definitive agreements to acquire an additional 10 dealership franchises, including eight dealership franchises that will collectively serve as a new platform in west Texas. See
"-- Recent Developments -- Pending and Recent Acquisitions".

     We believe that we are one of the ten largest automobile dealership retailers in the country in terms of revenues. On a pro forma basis for all our completed acquisitions (excluding the three immaterial tuck-in acquisitions completed in 1998 and the two tuck-in acquisitions completed in January 1999), we had revenues and EBITDA of $1,755.0 million and $63.3 million, respectively, for the twelve months ended September 30, 1998.

     We believe that our strengths include:

     - our senior management's experience in consolidating and operating in highly fragmented industries;

     - the reputation and experience of our management and our dealership principals as leaders in the automotive retailing industry;

     - our ability to utilize equity incentives to attract and retain high quality personnel;

     - our dealerships' established customer base and local name recognition;

     - our brand and geographic diversity;

     - our ability to capitalize on regional economies of scale;

     - our ability to save costs by centralizing financing and certain administrative functions of our dealerships; and

     - our dealerships' proven ability to obtain high quality used vehicles at cost-effective prices through trade-ins and off-lease programs.

     We pursue a growth strategy led by a management team with extensive experience in consolidation and the management of growth companies led by B.B. Hollingsworth, Jr. Mr. Hollingsworth, Chairman of the Board, President and Chief Executive Officer of Group 1, has experience not only in the automotive retailing industry, but also in consolidating a major national industry. Mr. Hollingsworth served in various senior management capacities, including President, of Service Corporation International during its early growth period as the world's leading consolidator of the funeral industry.

     The U.S. automotive retailing industry is estimated to have annual sales in excess of $600 billion, with the 100 largest automobile dealership groups generating approximately 10% of total sales revenue and controlling approximately 6% of the 22,000 existing automobile dealership locations (representing approximately 49,000 dealership franchises). Sales by franchised automobile dealers are estimated to account for one-fifth of the nation's total retail sales of all products and merchandise. We believe that the enormous size and the fragmentation of the industry, together with the increasing cost of operating automobile dealerships, the lack of a viable exit strategy (especially for larger dealerships) and the aging of dealership owners create an attractive environment for our consolidation program. In addition, many successful and entrepreneurial "megadealers" have expressed interest in expanding their operations, but have been restrained by a lack of capital. We believe that we provide an attractive opportunity for these megadealers due to our origin as a series of similar megadealers, our access to the public capital markets, and the growth opportunities we offer these megadealers.

BUSINESS STRATEGY

     We plan to capitalize on our position as a leading consolidator, while maintaining our high operating standards in the automotive retailing industry, by (1) emphasizing growth through acquisitions and (2) implementing an operating strategy that includes managing our dealerships on a decentralized basis, rewarding employees with equity grants and incentive compensation, centralizing certain administrative functions on a national basis, expanding our higher margin businesses, continuing our commitment to customer service and implementing new technology. By merging the management talent and proven operating capabilities of our dealership groups with a corporate management team that is experienced in achieving and managing long-term growth in a consolidation environment, we believe that we are in a strong position to execute this strategy.

  GROWTH THROUGH ACQUISITIONS

     Under our acquisition program, we pursue (1) platform acquisitions of large, profitable and well-managed dealership groups in large metropolitan and high-growth suburban geographic markets that we do not currently serve and (2) smaller tuck-in acquisitions to existing platforms that allow us to increase brand diversity, capitalize on economies of scale and offer a greater breadth of products and services in each of the markets in which we operate. We have used and intend to continue to use our common stock to fund a significant portion of our acquisitions. In addition, we have a revolving credit facility, which, after the offering of the Notes, will provide us with the ability to borrow up to $110 million for acquisitions.

     ENTERING NEW GEOGRAPHIC MARKETS. We intend to expand into geographic markets that we do not currently serve by acquiring large, profitable and well established megadealers that are leaders in their regional markets. We pursue megadealers that have high quality personnel, and we attempt to retain this personnel. We believe that by retaining existing high quality management we will be able to effectively operate acquired megadealers with management personnel who understand the local market without having to employ and train new and untested personnel. We believe that we are well positioned to pursue larger, well established acquisition candidates because of our management depth, our capital structure and the reputation of our dealership principals as leaders in the automotive retailing industry.

     EXPANDING WITHIN EXISTING MARKETS. We plan to make tuck-in acquisitions of additional dealerships in each of the markets in which we operate, including acquisitions that increase the brands, products and services offered in these markets. We believe that these acquisitions will increase our operating efficiencies and cost savings on a regional level in areas such as facility and personnel utilization, vendor consolidation and advertising.

  OPERATING STRATEGY

     We follow an operating strategy that focuses on decentralized dealership operations, centralization of certain administrative functions, expansion of higher margin businesses, customer service and new technology initiatives.

     We formed committees made up of the platform presidents and general managers of our dealerships in order to identify and share best practices. We believe that these committees promote the widespread application of our strategic programs, facilitate the integration of future acquisitions and improve operating efficiency and customer satisfaction.

     DECENTRALIZED DEALERSHIP OPERATIONS. We believe that by managing our dealerships on a decentralized basis we provide superior customer service and a focused, market-specific responsiveness to sales, service, marketing and inventory control. Local presence and an in-depth knowledge of customers' needs and preferences are important in generating market share growth. By coordinating certain operations on a platform basis, we believe that we will achieve cost savings in such areas as vendor consolidation, data processing, personnel utilization and advertising. We create incentives for our management teams and sales forces through the use of stock options and cash bonus programs. In addition, the management of the dealerships we acquire generally receive significant equity positions in Group 1 as a result of our use of common stock in our acquisition program.

     NATIONALLY CENTRALIZED ADMINISTRATIVE FUNCTIONS. We believe that by consolidating the purchasing power of our dealerships on a centralized basis, we have benefited from significant cost savings. For example since we began operations, we have reduced the interest rate on our floorplan financing. Furthermore, we have benefitted from the consolidation of administrative functions such as risk management, employee benefits and employee training. For example, we negotiated insurance coverage that reduced our insurance costs by approximately 30 percent as compared to the annual insurance costs incurred by the founding groups and our acquisitions prior to our acquisition of them.

     EXPAND HIGHER MARGIN ACTIVITIES. We focus on expanding our higher margin businesses such as used vehicle retail sales, parts and service and arranging vehicle service, finance and insurance contracts. While each of our platforms operates independently in a manner consistent with its specific market's characteristics, each platform also pursues an integrated, company-wide strategy which is designed to grow these higher margin businesses, enhance profitability and stimulate internal growth. With a competitive advantage in obtaining used vehicles, dealership franchises are especially well positioned to take advantage of industry growth in used vehicle sales. In addition, each of our dealerships offers an integrated parts and service department, which provides an important source of recurring higher margin revenues. We also generate incremental revenues on each new or used vehicle sold by arranging vehicle service, insurance, finance and lease contracts on these vehicles. We have negotiated and are currently realizing increased commissions on vehicle service contract sales and on vehicle financing arrangements for certain customers. These increases represent revenue enhancements obtained through the consolidation of the dealerships.

     COMMITMENT TO CUSTOMER SERVICE. We focus on providing high quality customer service to meet the needs of our customers. Our dealerships strive to cultivate lasting relationships with their customers, and we believe these efforts increase our opportunities for significant repeat and referral business. For example, the dealerships regard their service and repair activities as an integral part of their overall approach to customer service. This approach provides us with an opportunity to foster ongoing relationships with customers and deepen customer loyalty. In addition, our dealerships continually review their selling procedures in an effort to better meet the needs of their customers.

RECENT DEVELOPMENTS

  FINANCIAL RESULTS

     On February 3, 1999, we reported our financial results for the three months and the year ended December 31, 1998. The following table sets forth certain unaudited financial data reported for such periods:

                                          THREE MONTHS ENDED      TWELVE MONTHS ENDED
                                             DECEMBER 31,             DECEMBER 31,
                                         --------------------    ----------------------
                                           1997        1998        1997       1998(1)
                                         --------    --------    --------    ----------
                                                     (DOLLARS IN THOUSANDS)

Total revenues.........................  $213,245    $472,542    $902,295    $1,630,057
Gross profit...........................    29,531      69,173     127,131       236,510
Income from operations.................     5,348      14,366      25,412        52,046
Pretax income..........................     3,945       9,248      19,380        35,221
Net income.............................     2,311       5,469      11,413        20,719

EBITDA(2)..............................  $  6,162    $ 16,463    $ 28,252    $   58,511

Gross margin...........................      13.8%       14.6%       14.1%         14.5%
Operating margin.......................       2.5%        3.0%        2.8%          3.2%
Pretax income margin...................       1.8%        2.0%        2.1%          2.2%

                                                                                AS OF
                                                                             DECEMBER 31,
                                                                                 1998
                                                                             ------------
Floorplan debt.........................                                       $  193,405
Other debt.............................                                           45,786
                                                                              ----------
     Total debt........................                                          239,191
Stockholders' equity...................                                          136,184

---------------

(1) On a pro forma basis to give effect to the Sale and Leaseback (as defined herein) and all of the dealership acquisitions that we have completed since our initial public offering, except for three immaterial tuck-in acquisitions of seven dealership franchises completed in 1998 and the Recent Acquisitions (as defined herein), as if such transactions occurred on January 1, 1998, revenues and EBITDA for the twelve months ended December 31, 1998 would have been $1,853.7 million and $65.6 million, respectively.

(2) EBITDA represents net income plus income taxes, interest expense and depreciation and amortization expense. EBITDA is not presented as an indicator of Group 1's operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA, as calculated by Group 1, may not be comparable to other similarly titled measures of other companies.

  PENDING AND RECENT ACQUISITIONS

     In January, 1999, we entered into definitive agreements to acquire 14 dealership franchises located in seven markets that had aggregate 1998 revenues of approximately $445 million. These acquisitions represent one platform acquisition in west Texas of eight dealership franchises and four tuck-in acquisitions of six other dealership franchises. The total consideration for the 14 dealership franchises will be approximately $59 million in cash and 750,000 shares of our common stock. In January 1999, we closed two of the tuck-in acquisitions consisting of four dealership franchises, as described below (the "Recent Acquisitions"). The other acquisitions that have not been completed (the "Pending Acquisitions") are subject to customary closing conditions, including approval of various manufacturers, government agencies and the completion of due diligence, and there can be no assurance that any of them will be completed. The Pending Acquisitions are expected to close before the end of the second quarter of 1999.

     Our Recent Acquisitions consist of:

     - Sunshine Pontiac, Buick and GMC, located in Albuquerque, New Mexico, which has been added to the Johns platform; and

     - South Pointe Chevrolet in Tulsa, Oklahoma, which has become a part of the Howard Group and will serve as a base to create a Tulsa platform.

     The following is a description of our Pending Acquisitions:

     The Messer Group Platform. The Messer Group has operations in Lubbock, Amarillo, and Rockwall, Texas and had 1998 revenues of approximately $270 million. The Messer Group consists of three Ford dealership franchises as well as Toyota, Mitsubishi, Cadillac, Jeep and Volkswagen dealership franchises. Greg Wessels, chief operating officer of the Messer Group, who has been with the Messer organization for over 20 years, will execute a long-term employment contract and his management team will continue to operate the dealerships.

     Pending Tuck-in Acquisitions. Our pending tuck-in acquisitions consist of:

     - Tidwell Ford in Atlanta, which will be added to the Carroll Platform; and

     - a BMW franchise in Beaumont, Texas, which will be added to our Beaumont platform (in exchange for our Lincoln and Mercury dealership franchises in Beaumont, Texas).

     None of the pro forma financial information contained in this prospectus supplement gives effect to any of the Recent Acquisitions or the Pending Acquisitions.

  COMMON STOCK OFFERING

     Concurrently with the offering of Notes being made by this prospectus supplement, we are offering 2,000,000 shares of our common stock (plus up to an additional 300,000 shares that may be sold pursuant to the underwriters' over-allotment option) (the "Common Stock Offering"). We expect to receive net proceeds of approximately $43.1 million from the Common Stock Offering (excluding the underwriters' over-allotment option) after deducting the estimated underwriting discount and offering expenses. We intend to use the proceeds from the Common Stock Offering, if any, to reduce our debt outstanding under our credit facility. The Common Stock Offering is being made by means of a separate prospectus supplement and this prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy the common stock being offered in that offering. The consummation of the offering of the Notes is not conditioned on the completion of the Common Stock Offering and we can not give you any assurances that the Common Stock Offering will be completed.

                                  THE OFFERING

Issuer.................. Group 1 Automotive, Inc.

Securities Offered...... $100.0 million aggregate principal amount of 10 7/8%
                         Senior Subordinated Notes due March 1, 2009 (the "Notes").

Maturity Date........... March 1, 2009

Interest Payment dates.. March 1 and September 1. The first payment date will be
                         September 1, 1999.

Subsidiary Guarantees... Our payment obligations under the Notes will be fully and unconditionally guaranteed by certain of our current and future subsidiaries. The subsidiaries providing the guarantees will be each subsidiary that has any outstanding debt unless that debt is either floorplan debt or a guarantee of our floorplan debt. All of our subsidiaries other than one immaterial foreign subsidiary will be guarantors when the Notes are first issued. We may terminate the guarantee of any subsidiary guarantor at any time in the future if and for so long as that subsidiary guarantor does not have any outstanding debt other than floor plan debt or a guarantee of floor plan debt.

Optional Redemption..... On or after March 1, 2004, we may redeem all or a portion of the Notes at any time at the redemption prices set forth in the section "Description of Notes" under the heading "Optional Redemption."

                         Before March 1, 2002, we may redeem up to $35,000,000 of the Notes with the proceeds of certain public offerings of our common stock at a redemption price equal to 110.875% of their principal amount plus accrued interest to the redemption date.

Change of Control....... We must offer to purchase all of the Notes at a price of 101% of the principal amount plus accrued interest to the purchase date in the event of a change of control.

Ranking................. The Notes and the subsidiary guarantees are senior subordinated obligations. The Notes rank behind our current and future senior debt and the subsidiary guarantee of each subsidiary guarantor ranks behind the senior debt of that subsidiary guarantor.

                         After we issue the Notes and apply the proceeds as intended, as of December 31, 1998, we would have had approximately $145.4 million ($102.3 million if the Common Stock Offering is consummated) of indebtedness outstanding in addition to the Notes. The Notes and the subsidiary guarantees will be subordinated to the entire amount of that outstanding indebtedness.

Restrictive Covenants... The indenture governing the Notes will, among other things, limit our ability and the ability of our subsidiaries to:

                         - become liable for additional indebtedness;

                         - pay dividends on stock or repurchase stock;

                         - make certain investments;

                         - sell certain assets;

                         - use assets to secure subordinated indebtedness;

                         - engage in transactions with affiliated persons or
                           entities; and

                         - engage in mergers and consolidations.

Use of Proceeds......... To repay outstanding indebtedness under our revolving credit facility. We intend to subsequently reborrow the amounts repaid to fund acquisitions, including the Pending Acquisitions, and for other corporate purposes.

          SUMMARY PRO FORMA AND HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table presents certain pro forma and historical financial data of Group 1 as of and for each of the periods indicated. The principles we used to calculate the pro forma income statement data, other data and selected ratios presented below are as follows:

- The founding groups income statement data gives effect only to our acquisition of our founding groups in November 1997 and the application of the net proceeds from our initial public offering in November 1997 to repay certain indebtedness and to pay the cash portion of the purchase price for the founding groups as if each had occurred at the start of the period.

- The income statement data in the columns under the captions "Pro Forma as Adjusted for Notes Offering" gives effect to the following transactions that occurred after the beginning of the period presented as if they had occurred at the start of such period:

      - the acquisition of our founding groups in November 1997 and the application of the net proceeds from our initial public offering in November 1997 to repay certain outstanding indebtedness and to pay the cash portion of the purchase price for the founding groups;

      - all of the dealership acquisitions that we have completed since our initial public offering except for three immaterial tuck-in acquisitions of seven dealership franchises completed in 1998 and the Recent Acquisitions;

      - the sale and leaseback of seven of our dealership properties consummated after September 30, 1998 and the application of the net proceeds therefrom (collectively the "Sale and Leaseback"); and

      - the sale of the Notes and the application of the estimated net proceeds of $93.8 million therefrom as described herein.

- The income statement data in the columns under the captions "Pro Forma as Adjusted for Notes and Common Stock Offerings" gives effect to the transactions listed immediately above plus the sale of the common stock in the Common Stock Offering and the application of the net proceeds of $43.1 million therefrom (based on the initial public offering price for the common stock of
 $23 3/8 per share) as described herein as if each had occurred at the start of the period presented.

     The historical balance sheet data presented below presents certain historical financial data of Group 1 derived from the historical unaudited balance sheet of Group 1 as of September 30, 1998. The pro forma balance sheet data presented below gives effect to the following post-September 30, 1998 transactions as though they occurred on that date:

- The data under the caption "Pro Forma" gives effect to the Sale and Leaseback;

- The data under the caption "Pro Forma as Adjusted for Notes Offering" gives effect to both the Sale and Leaseback and the Notes offering and the application of the estimated net proceeds of $93.8 million therefrom as described herein; and

- The data under the caption "Pro Forma as Adjusted for Notes and Common Stock Offerings" gives effect to the Sale and Leaseback and each of the Notes offering and the Common Stock Offering and the application of the aggregate estimated net proceeds of the offerings of $136.9 million therefrom as described herein.

     No effect is given to any of the Pending Acquisitions or the Recent Acquisitions in any of the following information. The following information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Pro Forma Consolidated Financial Statements and notes thereto and the Consolidated Financial Statements and notes thereto included elsewhere in this prospectus supplement.

                                                                                                                 PRO FORMA
                                                                                                              AS ADJUSTED FOR
                                                                                                                 NOTES AND
                                        FOUNDING            PRO FORMA AS ADJUSTED FOR NOTES OFFERING           COMMON STOCK
                                         GROUPS      ------------------------------------------------------      OFFERINGS
                                      ------------                                               TWELVE       ---------------
                                      FISCAL YEAR    FISCAL YEAR       NINE MONTHS ENDED         MONTHS        TWELVE MONTHS
                                         ENDED          ENDED            SEPTEMBER 30,            ENDED            ENDED
                                      DECEMBER 31,   DECEMBER 31,   -----------------------   SEPTEMBER 30,    SEPTEMBER 30,
                                          1997           1997          1997         1998          1998             1998
                                      ------------   ------------   ----------   ----------   -------------   ---------------
                                                                          (IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues:
  New vehicle sales.................    $513,864      $  902,176    $  687,451   $  785,332    $1,000,057       $1,000,057
  Used vehicle sales................     288,010         481,306       369,777      432,044       543,573          543,573
  Parts & service sales.............      77,215         150,428       113,308      121,265       158,385          158,385
  Other dealership revenue, net.....      23,206          44,231        33,803       42,511        52,939           52,939
                                        --------      ----------    ----------   ----------    ----------       ----------
        Total revenues..............     902,295       1,578,141     1,204,339    1,381,152     1,754,954        1,754,954
Cost of sales.......................     775,164       1,345,592     1,027,759    1,178,747     1,496,580        1,496,580
                                        --------      ----------    ----------   ----------    ----------       ----------
  Gross profit......................     127,131         232,549       176,580      202,405       258,374          258,374
Selling general and administrative
  expenses..........................      98,967         176,360       133,750      152,584       195,194          195,194
Depreciation and amortization.......       2,752           6,275         4,606        5,375         7,044            7,044
                                        --------      ----------    ----------   ----------    ----------       ----------
  Income from operations............      25,412          49,914        38,224       44,446        56,136           56,136
Other income (expense):
Floorplan interest expense..........      (5,194)        (10,949)       (8,361)      (9,132)      (11,720)          (8,619)
Other interest expense, net.........        (926)        (12,475)       (9,357)      (9,240)      (12,358)         (12,358)
                                        --------      ----------    ----------   ----------    ----------       ----------
  Interest expense, net.............      (6,120)        (23,424)      (17,718)     (18,372)      (24,078)         (20,977)
Other income (expense), net.........          88              94            (5)          16           115              115
                                        --------      ----------    ----------   ----------    ----------       ----------
  Income before income taxes........      19,380          26,584        20,501       26,090        32,173           35,274
Provision for income taxes..........       7,967          10,905         8,408       10,688        13,185           14,410
                                        --------      ----------    ----------   ----------    ----------       ----------
        Net income..................    $ 11,413      $   15,679    $   12,093   $   15,402    $   18,988       $   20,864
                                        ========      ==========    ==========   ==========    ==========       ==========
OTHER DATA:
EBITDA(1)...........................    $ 28,252      $   56,283    $   42,825   $   49,837    $   63,295       $   63,295
Capital expenditures................       3,811           6,485         4,613        7,757         9,629            9,629

                                                                                                   PRO FORMA
                                                                                                AS ADJUSTED FOR
                                                                              PRO FORMA            NOTES AND
                                                                           AS ADJUSTED FOR        COMMON STOCK
                                    HISTORICAL           PRO FORMA          NOTES OFFERING         OFFERINGS
                                ------------------   ------------------   ------------------   ------------------
                                      AS OF                AS OF                AS OF                AS OF
                                SEPTEMBER 30, 1998   SEPTEMBER 30, 1998   SEPTEMBER 30, 1998   SEPTEMBER 30, 1998
                                ------------------   ------------------   ------------------   ------------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...............       $ 53,632             $ 53,200             $107,233             $150,303
Total assets..................        450,036              426,232              430,232              430,232
Floorplan debt................        160,316              160,316              106,283               63,213
Acquisition debt..............         56,000               39,748                   --                   --
Senior Subordinated Notes.....             --                   --               97,781               97,781
Other debt....................         10,880                1,632                1,632                1,632
                                     --------             --------             --------             --------
    Total debt................        227,196              201,696              205,696              162,626
Stockholders' equity..........        130,820              130,820              130,820              173,890

                                                                                               PRO FORMA
                                                                                            AS ADJUSTED FOR
                                                                    PRO FORMA                  NOTES AND
                                                                 AS ADJUSTED FOR             COMMON STOCK
                                                                 NOTES OFFERING                OFFERINGS
                                                              ---------------------      ---------------------
                                                               TWELVE MONTHS ENDED        TWELVE MONTHS ENDED
                                                               SEPTEMBER 30, 1998         SEPTEMBER 30, 1998
                                                              ---------------------      ---------------------
SELECTED RATIOS:
Including floorplan debt:
  Ratio of EBITDA to interest expense, net..................           2.6x                       3.0x
  Ratio of total debt (end of period) to EBITDA.............           3.2x                       2.6x
Excluding floorplan debt:
  Ratio of EBITDA to interest expense, net(2)...............           4.2x                       4.4x
  Ratio of total debt (end of period) to EBITDA(3)..........           1.9x                       1.8x

---------------

(1) EBITDA represents net income plus income taxes, interest expense and depreciation and amortization expense. EBITDA is not presented as an indicator of Group 1's operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA, as calculated by Group 1, may not be comparable to other similarly titled measures of other companies.

(2) Represents EBITDA as defined above minus floorplan interest expense divided by other interest expense.

(3) Represents total debt minus floorplan debt divided by EBITDA minus floorplan interest expense.

                                  RISK FACTORS

     You should read carefully this entire document, the accompanying prospectus and the documents incorporated by reference in this document and the prospectus before investing in the Notes.

HIGH LEVERAGE

     As of December 31, 1998, we had $239.2 million of debt outstanding. Assuming we had issued the Notes and applied the estimated net proceeds on December 31, 1998, our outstanding debt would have been approximately $243.2 million or approximately 64% of our total capitalization. If we had issued, in addition to the Notes, the common stock being offered in the Common Stock Offering and applied the estimated net proceeds on December 31, 1998, our outstanding debt would have been approximately $200.1 million or approximately 53% of our capitalization. In addition, the indenture for the Notes and our other debt instruments permit us to incur additional debt under certain circumstances.

     Our ability to meet our debt service obligations depends on our future performance. Our future performance is influenced by general economic conditions and by financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to service our debt, we may have to:

     - delay our acquisition program;

     - sell our equity securities;

     - sell our assets; or

     - restructure or refinance our debt.

     We cannot give you any assurances that, if we are unable to service our debt, we will be able to sell our equity securities, sell our assets or restructure or refinance our debt.

     Our substantial debt could have important consequences to you. For example, it could:

     - make it more difficult for us to obtain additional financing in the future for our acquisitions and operations;

     - require us to dedicate a substantial portion of our cash flows from operations to the repayment of our debt and the interest associated with our debt;

     - limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties and paying dividends;

     - subject us to risks that interest rates and our interest expense will increase;

     - place us at a competitive disadvantage compared to our competitors that have less debt; and

     - make us more vulnerable in the event of a downturn in our business.

SUBORDINATION OF NOTES TO SENIOR DEBT AND SECURED DEBT

     The Notes and the subsidiary guarantees will be subordinated to our current and future senior debt and the senior debt of our subsidiary guarantors. Upon any distribution to our creditors or the creditors of one of our subsidiary guarantors in a liquidation or dissolution or in a bankruptcy or other similar proceeding, the holders of our senior debt or the senior debt of such subsidiary guarantor, will be entitled to be paid in full before any payment may be made to the holders of the Notes. In addition, all payments on the Notes and the subsidiary guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 days in the event of certain non-payment defaults on senior debt. In any of the foregoing events, we cannot guarantee that we will have sufficient assets to pay amounts due on the Notes. As a result, holders of Notes may receive less, proportionately, than the holders of senior debt. Assuming we had issued the Notes and applied the estimated net proceeds on December 31, 1998, our outstanding senior debt would have been approximately $145.4 million. If we had issued, in addition to the Notes, the common stock currently being offered in the Common Stock Offering and applied the estimated net proceeds on December 31, 1998, our outstanding senior debt would have been approximately $102.3 million. Our indenture for the notes permits us to incur additional senior debt, in the future, including the entire amount that will be available for borrowing under our revolving credit facility. Although the indenture limits our ability to incur additional debt, the indenture does not limit the amount of such debt that may constitute senior debt.

     In addition to being subordinate to all of our senior debt, the Notes will not be secured by any of our assets. As a result, the Notes will be subordinated to any of our secured debt to the extent of the assets securing such indebtedness. Upon any distribution to our creditors or the creditors of one of our subsidiary guarantors in a liquidation or dissolution or in a bankruptcy, or other similar proceeding, the holders of our secured debt or of the secured debt of that subsidiary guarantor may assert rights against the secured assets in order to receive payment in full of such debt before such assets may be used to pay the holders of the Notes. Borrowings under our credit facility are secured by (a) a pledge of 100% of the capital stock of all of our subsidiaries (other than our subsidiaries owning GM dealerships) and (b) liens on substantially all of our other material property and the material property of our subsidiaries (other than the GM subsidiaries).

FRAUDULENT CONVEYANCE CONSIDERATIONS RELATING TO SUBSIDIARY GUARANTEES

     Various applicable fraudulent conveyance laws have been enacted for the protection of creditors. A court may use these laws to subordinate or avoid the subsidiary guarantees of the Notes issued by any of our subsidiary guarantors. It is also possible that under certain circumstances a court could hold that the direct obligations of a subsidiary guaranteeing the Notes could be superior to the obligations under that guarantee.

     A court could avoid or subordinate the guarantee of the Notes by any of our subsidiaries in favor of that subsidiary's other debts or liabilities to the extent that the court determined either of the following were true at the time the subsidiary issued the guarantee:

     - that subsidiary incurred the guarantee with the intent to hinder, delay or defraud any of its present or future creditors or that such subsidiary contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of others; or

     - that subsidiary did not receive fair consideration or reasonable equivalent value for issuing the guarantee and, at the time it issued the guarantee, that subsidiary:

        -- was insolvent or rendered insolvent by reason of the issuance of the guarantee,

        -- was engaged or about to engage in a business or transaction for which the remaining assets of that subsidiary constitute unreasonable small capital, or

        -- intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

Among other things, a legal challenge of a subsidiary's guarantee of the Notes on fraudulent conveyance grounds may focus on the benefits, if any, realized by that subsidiary as a result of our issuance of the Notes. To the extent a subsidiary's guarantee of the Notes is avoided as a result of fraudulent conveyance or held unenforceable for any other reason, the Note holders would cease to have any claim in respect of that guarantee and would be creditors solely of us.

MANUFACTURER RESTRICTIONS

     The following table sets forth the percentage of our new vehicle retail unit sales attributable to the manufacturers we represent:

                                                              PERCENTAGE OF OUR NEW
                                                                VEHICLE PRO FORMA
                                                              RETAIL UNITS FOR THE
                                                                NINE MONTHS ENDED
                        MANUFACTURER                          SEPTEMBER 30, 1998(1)
                        ------------                          ---------------------
     Ford...................................................           25.7%
     Toyota/Lexus...........................................           19.3
     Chrysler...............................................           18.1
     General Motors.........................................           14.8
     Nissan.................................................            9.4
     Honda/Acura............................................            9.2
     Other..................................................            3.5
                                                                      -----
     Total..................................................          100.0%
                                                                      =====

---------------

     (1) Does not give effect to the Recent Acquisitions or the Pending Acquisitions.

     The loss of our relationships with one or more of these named manufacturers could have an adverse effect on our business.

     The term Manufacturers in this prospectus supplement refers to all of the manufacturers of new vehicles that we sell, including Ford Motor Company ("Ford"), General Motors Corporation ("GM"), DaimlerChrysler ("Chrysler"), Toyota Motor Corp. and Toyota Motor Sales, U.S.A., Inc. (collectively "Toyota"), Honda Motor Co., Ltd. and American Honda Motor Co., Inc. (collectively "Honda"), Nissan Motor Co., Ltd. and Nissan Motor North America, Inc. (collectively "Nissan"), Mitsubishi Motor Sales of America, Inc., American Isuzu Motors, Inc., American Suzuki Motor Corporation and Volvo Cars of North America, Inc.

     FRANCHISE AGREEMENTS. Each of our dealerships operates under a franchise agreement with one of our Manufacturers or authorized distributors of the Manufacturers. Under our dealership franchise agreements, the Manufacturers exert considerable influence over the operations of our dealerships. Each of the franchise agreements may be terminated or not renewed by the Manufacturer for a variety of reasons, including any unapproved change of ownership or management. While we believe that we will be able to renew all of our franchise agreements, we cannot guarantee that all of our franchise agreements will be renewed or that the terms of the renewals will be favorable to us.

     Our franchise agreements do not give us the exclusive right to sell a Manufacturer's product within a given geographic area. Accordingly, a Manufacturer may, subject to any protection of state law, grant another dealer a franchise to start a new dealership near one of our locations, or an existing dealer may move its dealership to a location which would compete directly with us. The location of new dealerships near our existing dealerships could adversely affect our operations.

     ACQUISITIONS. We must obtain the consent of the Manufacturer prior to the acquisition of any of its dealership franchises. Delays in obtaining, or failing to obtain, Manufacturer approvals for dealership acquisitions could adversely affect our growth strategy. Obtaining the consent of a Manufacturer for the acquisition of a dealership could take a significant amount of time or might be rejected entirely. Obtaining the approvals of the Manufacturers for the acquisition of our founding groups took almost one year. Although the Manufacturer approvals of our recent acquisitions have taken significantly less time, future approvals may not be prompt and such approvals may not ultimately be obtained.

     In determining whether to approve an acquisition, Manufacturers may consider many factors, including the moral character and business experience of the dealership principals and the financial condition, ownership structure and customer satisfaction index scores of our dealerships.

     Our Manufacturers attempt to measure customers' satisfaction with automobile dealerships through systems generally known as the customer satisfaction index or "CSI". The Manufacturers have modified the components of their CSI scores from time to time in the past, and they may replace them with different systems. Failure of our dealerships to comply with a Manufacturer's CSI standards could adversely affect our ability to acquire additional dealerships.

     In addition, a Manufacturer may limit the total number of its dealerships that we may own or the number that we may own in a particular geographic area. The following is a summary of the restrictions imposed by our most significant Manufacturers.

     Ford. Ford currently limits the number of dealerships that we may own to the greater of (1) 15 Ford and 15 Lincoln Mercury dealerships and (2) that number of Ford and Lincoln Mercury dealerships accounting for 5% of the preceding year's total Ford and Lincoln Mercury retail sales of those brands in the United States. In addition, Ford limits us to one Ford dealership in a Ford-defined market area having two or less authorized Ford dealerships and one-third of the Ford dealerships in any Ford-defined market area having more than three authorized Ford dealerships. In many of its dealership franchise agreements, Ford has the right of first refusal to acquire, subject to applicable state law, the Ford franchised dealership when its ownership changes.

     Toyota. Toyota restricts the number of dealerships that we may own and the time frame over which they may be acquired. We can acquire no more than two Toyota dealerships in each semi-annual period from January to June and July to December until we acquire a total of seven Toyota dealerships. After we acquire seven Toyota dealerships we can acquire, if we are then qualified, additional dealerships over a minimum of seven semi-annual periods up to a maximum number of dealerships equal to 5% of Toyota's aggregate national annual retail sales volume. In addition, Toyota restricts the number of Toyota dealerships that we may acquire in any Toyota-defined region and "Metro" market, as well as any contiguous market. We may acquire only three Lexus dealerships nationally and two Lexus dealerships in any one of the four Lexus geographic areas. While we recently have been granted a Lexus companion dealership located south of Houston, this dealership is not considered by Lexus to be a new and separate Lexus dealership for purposes of the restriction on the number of Lexus dealerships we may acquire.

     Chrysler. Currently, we have no agreement with Chrysler restricting our ability to acquire Chrysler dealerships. Chrysler has advised us that in determining whether to approve an acquisition of a Chrysler dealership, Chrysler considers the number of Chrysler dealerships the acquiring company already owns. Chrysler currently considers carefully, on a case-by-case basis, any acquisition that would cause the acquiring company to own more than 10 Chrysler dealerships nationally, six in the same Chrysler-defined zone and two in the same market.

     General Motors. General Motors currently limits the number of GM dealerships that we may acquire prior to October 1999 to five additional GM dealership locations (any one dealership, however, may include a number of different GM franchises, such as a combination of GMC, Pontiac and Buick franchises). In addition, GM limits the maximum number of GM dealerships that we may acquire at any time to 50% of the GM dealerships, by franchise line, in a GM-defined geographic market area. However, our current agreement with GM does not include Saturn dealerships and our future acquisition of a Saturn dealership will be subject to GM approval on a case-by-case basis.

     Nissan. Nissan restricts us from owning Nissan dealerships whose primary marketing areas ("PMA", as defined by Nissan) competitive segment registration count comprises more than 5% of Nissan's total national competitive segment registrations based on the sum of the retail competitive segment registrations in PMAs associated with us; or 20% of any Nissan region's total competitive segment registrations contained in all PMAs associated with us in that region.

     Honda. Under our current agreement with Honda, Honda limits the number of dealerships that we may own to (1) seven Honda and three Acura franchises nationally, (2) one Honda dealership in a Honda-defined "Metro" market with two to 10 Honda dealership points, (3) two Honda dealerships in a Metro market with 11 to 20 Honda dealership points, (4) three Honda dealerships in a Metro market with 21 or more Honda dealership points, (5) no more than 4% of the Honda dealerships in any one of the 10 Honda geographic zones, (6) one Acura dealership in a Metro market, and (7) two Acura dealerships in any one of the six Acura geographic zones.

     Honda has proposed a new agreement to replace our current agreement. Honda has proposed that we could acquire Honda dealerships representing up to 6% of total Honda unit sales in the United States by December 31, 2005, increasing 1% each year beginning January 1, 2002 from the 2% level in effect through December 31, 2001. The proposed new agreement contains additional restrictions in various geographic markets. We are continuing to negotiate with Honda on these geographic restrictions as well as other restrictions on the number of dealerships that we may acquire. Also under the proposed new agreement, we could acquire no more than two Acura dealerships in a Metro market with four or more dealer points and one Acura dealership in other Metro markets, three Acura dealerships in any one of the six Acura geographic zones and five Acura dealerships nationally.

     We currently own six Ford, one Lincoln, one Mercury, 21 Chrysler, two Toyota, one Lexus, three Honda and two Acura dealership franchises and eight General Motors dealership locations. Under current restrictions, we may acquire the maximum number of Toyota dealerships described above based on aggregate national retail sales volume of Toyota, two additional Lexus dealerships, four additional Honda dealerships, one additional Acura dealership, approximately 400 additional Ford and Lincoln Mercury dealerships and five additional GM dealership locations prior to October 1999, subject to being increased.

     FINANCINGS. Provisions in our agreements with our Manufacturers may restrict in the future our ability to obtain financing. Our current agreement with Honda requires Honda's consent for any equity offering. Honda's proposed new agreement with us does not contain that requirement. We have not negotiated or executed the proposed new agreement, nor have we obtained Honda's consent for the Common Stock Offering. If Honda were to claim that we breached its existing agreement with us by consummating the Common Stock Offering and seek to enforce its remedies, we could be adversely affected.

     If we materially breach our agreement with Honda, Honda could purchase our Honda and Acura dealerships at their fair market value and terminate our dealer agreements with Honda and Acura. For the nine-month period ended September 30, 1998, our Honda and Acura dealerships represented approximately 8.9% and 8.4% of our pro forma revenues and operating income, respectively.

     Honda's proposed new agreement prohibits pledging the stock of Honda franchised dealerships to secure debt financing, although it allows pledging the proceeds from the sale of Honda franchised dealership stock. We are continuing to negotiate with Honda on the terms of the proposed new agreement.

     Our agreement with General Motors contains provisions prohibiting pledging the stock of our GM franchised dealerships. Our agreement with Ford permits pledging our Ford franchised dealerships' stock and assets, but only for Ford dealership-related debt. Moreover, our Ford agreement permits our Ford franchised dealerships to guarantee, and to use Ford franchised dealership assets to secure our debt, but only for Ford dealership-related debt. Ford has waived that requirement with respect to the Notes and the subsidiary guarantees of the Notes. If, however, we fail to meet certain minimum financial ratios Ford can reject any acquisitions of Ford franchised dealerships and/or purchase our Ford franchised dealerships.

     OUR OWNERSHIP AND MANAGEMENT. As a condition to granting their consent to our previous acquisitions and our initial public offering, some Manufacturers have imposed other restrictions on us.

     These restrictions prohibit, among other things:

     - any one person who in the opinion of the Manufacturer is unqualified to own its franchised dealership or has interests incompatible with the Manufacturer from acquiring more than a specified percentage of our common stock (for example, 5% in the case of Honda, 20% in the case of General Motors, Toyota and Nissan, and 50% in the case of Ford);

     - certain material changes in us or extraordinary corporate transactions such as a merger or sale of a material amount of our assets;

     - the removal of a dealership general manager without the consent of the Manufacturer;

     - the use of dealership facilities to sell or service new vehicles of other Manufacturers in certain situations; and

     - changes in control of our Board of Directors or management.

     If we are unable to comply with these restrictions, we generally must (1) sell the assets of the dealerships to the Manufacturer or to a third party acceptable to the Manufacturer or (2) terminate the dealership agreements with the Manufacturer. The Manufacturers may impose additional restrictions on us in the future. Our failure to meet these restrictions may adversely affect our business and acquisition strategy.

     Our current agreement with Honda gives Honda the right to approve the acquisition of more than 5% of our common stock by any individual or entity, and any subsequent acquisition of more than 10% by such individual, if Honda determines that such acquisition is reasonably detrimental to its interests. Honda may determine that such acquisition is reasonably detrimental to its interests if the acquiring person: competes with Honda, has criminal affiliations or a criminal record, has inadequate experience in the automotive sales and service business, has an unacceptable credit rating, has unacceptable CSI scores or has had prior unsatisfactory relationships with Honda.

     An institutional investor may acquire up to 10% of our common stock without the consent of Honda, unless the institutional investor competes with Honda, has criminal affiliations or a criminal record, or has acquired, or has a reasonable likelihood of acquiring, a controlling interest in us.

     We are required to notify Honda with respect to any such acquisition or proposed acquisition, and if Honda does not approve of the acquisition, we are required to use our best efforts to prevent the acquisition or, if the acquisition has already occurred, to reacquire the shares so transferred. If we are unable to prevent the acquisition or to reacquire the shares we will be in material breach of our agreement with Honda.

     In addition, under our agreement with Honda, each stockholder of the founding groups has agreed not to sell, transfer or in any manner encumber any of the shares of our common stock he acquired in connection with our acquisition of the founding groups, or enter into any agreement or other arrangement providing for the voting of such shares of common stock, without the prior written approval of Honda. If one of these stockholders violates this restriction, we must inform Honda. If Honda does not approve the transfer, and we cannot acquire the shares or arrange for the retransfer of such shares to a person approved by Honda, we will be in breach of our agreement with Honda. The new agreement proposed by Honda does not contain these restrictions on our stockholders.

     Our agreement with Honda also provides that if an entity that Honda has not approved acquires or threatens to acquire a controlling interest in us or any of our Honda or Acura dealerships, we will be in breach of our agreement with Honda.

     OPERATIONS.  We depend on our Manufacturers for operational support:

     - We depend on the Manufacturers to provide us with a desirable mix of new vehicles. The most popular vehicles usually produce the highest profit margins and are frequently difficult to obtain from the Manufacturers. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins.

     - We depend on the Manufacturers for sales incentives and other programs that are intended to promote dealership sales or support dealership profitability. Manufacturers historically have made many changes to their incentive programs during each year. A discontinuation or change in Manufacturers' incentive programs could adversely affect our business. Moreover, some Manufacturers use a dealership's CSI scores as a factor for participating in incentive programs. Failure to comply with the CSI standards could adversely affect our participation in dealership incentive programs, which could have a material adverse effect on us.

     Our Manufacturer agreements also specify that we cannot operate a dealership franchised by another Manufacturer in the same building as that Manufacturer's franchised dealership in certain situations. In addition, some Manufacturers, like GM, are in the process of realigning their franchised dealerships along defined "channels", such as combining Pontiac, Buick and GMC in one dealership location. As a result, GM may require us to move or sell some dealerships. Moreover, our Manufacturers generally require that the dealership premises meet defined image standards. All of these requirements could impose significant capital expenditures on us in the future.

DEPENDENCE ON ACQUISITIONS FOR GROWTH

     Growth in our revenues and earnings depends substantially on our ability to acquire and successfully operate dealerships. We cannot guarantee that we will be able to identify and acquire dealerships in the future. In addition, managing and integrating additional dealerships into our existing mix of dealerships may result in substantial costs, delays or other operational or financial problems.

     Restrictions by our Manufacturers as well as covenants contained in our debt instruments limit our ability to acquire additional dealerships. In addition, increased competition for acquisition candidates may develop, which could result in fewer acquisition opportunities available to us and higher acquisition prices.

     Acquisitions involve a number of additional risks, including:

     - diversion of our resources and our management's attention,

     - our possible inability to retain key personnel of the acquired dealership, and

     - unanticipated events or liabilities.

     We will continue to need substantial capital in order to acquire additional automobile dealerships. In the past, we have financed these acquisitions with a combination of cash flow from operations, proceeds from borrowings under our credit facilities with banks and issuances of our common stock. We cannot guarantee that these sources of funds will be sufficient to fund our acquisition program and other cash needs, or that we will be able to obtain adequate additional capital from other sources.

     We expect to utilize our current credit facility to borrow a portion of the funds required for acquisitions. If funds under the credit facility are insufficient to fund our acquisition program, we will be required to obtain alternative financing such as from the issuance of additional debt or equity securities or an expansion or replacement of the credit facility.

     We currently intend to finance future acquisitions by issuing shares of common stock as full or partial consideration for acquired dealerships. The extent to which we will be able or willing to issue common stock for acquisitions will depend on the market value of the common stock from time to time and the willingness of potential acquisition candidates to accept common stock as part of the consideration for the sale of their businesses. If potential acquisition candidates are unwilling to accept our common stock, we will be forced to rely solely on available cash or debt or equity financing, which could adversely affect our acquisition program. Accordingly, our ability to make acquisitions could be adversely affected if the price of our common stock declines.

DEPENDENCE ON THE SUCCESS OF OUR MANUFACTURERS

     Our success depends upon the overall success of the line of vehicles that each of our dealerships sells. Demand for our Manufacturers' vehicles as well as the financial condition, management, marketing, production and distribution capabilities of our Manufacturers affect our business.

     Although we have attempted to lessen our dependence on any one Manufacturer by buying dealerships representing a number of different domestic and foreign Manufacturers, events such as labor disputes and other production disruptions that may adversely affect a Manufacturer may also adversely affect us. Similarly, the late delivery of vehicles from Manufacturers, which sometimes occurs during periods of new product introductions, can lead to reduced sales during those periods. Moreover, any event that causes adverse publicity involving any of our Manufacturers may have an adverse effect on us regardless of whether such event involves any of our dealerships.

RISKS OF IMPORTING PRODUCTS

     A significant portion of our new vehicle business involves the sale of vehicles, vehicle parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations are subject to customary risks associated with imported merchandise, including fluctuations in the value of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries.

     The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs on imported merchandise. Any of those impositions or adjustments could affect our operations and our ability to purchase imported vehicles and parts. This, in turn, could have an adverse effect on our business.

FLUCTUATIONS IN PROFITABILITY

     The automobile industry is cyclical and historically has experienced downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, personal discretionary spending levels, interest rates and credit availability. We cannot guarantee that the industry will not experience sustained periods of decline in vehicle sales in the future. Any such decline could have an adverse effect on our business.

     The automobile industry also experiences seasonal variations in revenue. Demand for automobiles is generally lower during the winter months than in other seasons, particularly in regions of the United States associated with harsh winters. Accordingly, we expect revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters.

CONTINGENT ACQUISITION PAYMENTS

     In our early acquisitions in which we issued shares of our common stock as consideration, we guaranteed to the recipients of the shares that they will receive a minimum price for their shares if they sell the shares in the market. In the event that they do not receive the guaranteed price in a sale, we are required to pay them the difference between the price they received and the guaranteed price. As of December 31, 1998, there were 3,450,187 shares of common stock subject to our guarantee with a weighted average guarantee price of approximately $13.49 per share. These guarantees have terms of three years to ten years with a weighted average term of approximately 6.5 years. If the price of our common stock declines substantially and we are required to perform on our guarantees, our liquidity and ability to finance our acquisition program could be adversely affected.

     In addition, in many of our acquisitions, we may be required to pay contingent consideration to the former stockholders of the acquired dealerships based on an increase in earnings before taxes of their operations during certain periods of time. We cannot determine whether or how much we will have to pay under these contingent payment arrangements. If we are required to make any of these contingent payments, we will have to pay approximately one-half of each payment in common stock and one-half in cash. If these contingent payments must be paid in full, our liquidity and ability to finance our acquisition program could be adversely affected.

LIMITED COMBINED OPERATING HISTORY

     We were incorporated in December 1995 and commenced dealership operations in November 1997 with the acquisition of the founding groups. The founding groups had been owned, operated and managed as separate independent entities prior to their acquisition by us. We have made a number of additional acquisitions of automobile dealerships since we acquired the founding groups. We intend to continue to acquire additional dealerships. Our future operating results will depend in part on our ability to integrate the operations of those businesses and manage the combined enterprise.

     Our management group has been working together since December 1996. We cannot guarantee that our management team will be able to effectively and profitably integrate the founding groups and our other acquisitions or to effectively manage the combined entity. Their inability to do so could adversely affect our business.

SUBSTANTIAL COMPETITION

     The automotive retailing industry is highly competitive with respect to price, service, location and selection. We compete with automobile dealerships (including other public franchised dealership consolidators), private market buyers and sellers of used vehicles, used vehicle dealerships, service center chains and independent service and repair shops. In the new vehicle area, we compete with other franchised dealers.

     We do not have any cost advantage in purchasing new vehicles from the manufacturers and typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new vehicles.

     In recent years, our dealerships have also faced competition from non-traditional sources such as companies that sell automobiles on the Internet, automobile rental agencies, independent leasing companies, used-car "superstores" and price clubs associated with established consumer agencies, such as the American Automobile Association. Some of these competitors use non-traditional sales techniques such as one-price shopping.

     In addition, Ford has begun owning and operating automobile dealerships for the purpose of consolidating Ford dealerships. For example, Ford has acquired dealerships in Tulsa, Oklahoma and has entered into an agreement with Republic Industries, Inc. to jointly acquire Ford dealerships in Rochester, New York. Ford has also announced that it is exploring the possibility of going into business with some of its dealers to create automotive superstores in selected markets.

     Some of our competitors, including these recent market entrants, may have greater financial, marketing and personnel resources than us and lower overhead and sales costs.

     In the parts and service area, we also compete with a number of regional or national chains which offer selected parts and services at prices that may be lower than our prices. We cannot guarantee that our strategy will be more effective than the strategies of our competitors.

RELIANCE ON KEY PERSONNEL

     We depend to a large extent upon the abilities and continued efforts of our executive officers, senior management and principals of our dealerships. Furthermore, we will likely be dependent on the senior management of any dealerships acquired in the future. If any of those persons leave or if we fail to attract and retain other qualified employees, our business could be adversely affected.

     Although we have entered into employment agreements with each of our executive officers and some of the principals of our dealerships, we cannot guarantee that any individual will continue in his present capacity with us for any particular period of time. We currently have no key man insurance for any of our officers or senior management.

YEAR 2000

     Year 2000 issues result from the inability of computer programs or computerized equipment to accurately calculate, store or use a date subsequent to December 31, 1999. The erroneous date can be interpreted in a number of different ways; typically the year 2000 is interpreted as the year 1900. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We recognize the need to ensure that our computer systems, equipment and operations will not be adversely impacted by the change to the calendar year 2000. In this regard, we have taken steps to identify potential areas of risk and have begun addressing these in our planning, purchasing and daily operations. We have not quantified the total cost of converting all internal systems, equipment and operations for the year 2000, but we do not expect the cost to be material to our financial position. In connection with acquisitions, we review and address the candidate's year 2000 readiness during the due diligence process.

     We are currently reviewing the potential adverse impact resulting from the failure of our third party service providers and vendors to address any of their year 2000 issues.

     We are dependent upon our dealerships' computer systems in our daily operations. All of our dealerships are, or are expected to be, using a computer system supported by a major automobile dealership computer system provider. We have contacted each of these providers and have received assurance from the providers that their systems are, or will be, year 2000 ready. We are dependent upon these providers, as are most dealerships in the United States, to address the year 2000 issue.

     We are primarily dependent upon our Manufacturers for the production and delivery of new vehicles and parts. Although we have no reason to believe that our Manufacturers will not be year 2000 ready, we have been unable to obtain written assurance from them that their systems are year 2000 ready.

     Failure by us, our Manufacturers or our third party service providers and vendors to adequately address the year 2000 issue could have an adverse effect on us.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL RISKS

     We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and environmental requirements governing, among other things, discharges to the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes, and the remediation of contamination arising from spills and releases. The violation of those laws and regulations could result in civil and criminal penalties being levied against us or in a cease and desist order against operations that are not in compliance. Future acquisitions by us may also be subject to governmental regulation, including antitrust reviews. Although we believe that we substantially comply with all applicable laws and regulations relating to our business, future laws and regulations or changes to existing laws or regulations may be more stringent and require us to incur significant additional costs.

POSSIBLE INABILITY TO FUND A CHANGE OF CONTROL OFFER

     Upon a change of control, we must offer to purchase all outstanding Notes at 101% of their principal amount plus accrued and unpaid interest to the date of purchase. We cannot guarantee that sufficient funds will be available at the time of any change of control to make any required purchases of Notes tendered or that restrictions in our credit facility or other debt instruments entered into in the future will allow us to make such required purchases. Notwithstanding these provisions, we could enter into certain transactions, including certain recapitalizations, that would increase the amount of our debt but would not constitute a change of control.

ABSENCE OF TRADING MARKET

     The Notes will be new securities for which currently there is no trading market. We do not currently intend to apply for listing of the Notes on any securities exchange or stock market. Although the Underwriters have informed us that they currently intend to make a market in the Notes, they are not obligated to do so. In addition, they may discontinue any such market making at any time without notice. The liquidity of any market for the Notes will depend on the number of holders of those Notes, the interest of securities dealers in making a market in those securities and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the Notes. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the Notes will be free from similar disruptions. Any such disruptions may adversely effect the note holders.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain statements that constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of places in this prospectus supplement and the accompanying prospectus and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things:

     - future acquisitions;

     - expected future cost savings;

     - future capital expenditures;

     - trends affecting our future financial condition or results of operations; and

     - our business strategy regarding future operations.

     Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results for a number of reasons, including:

     - industry conditions;

     - future demand for new and used vehicles;

     - restrictions imposed on us by automobile manufacturers;

     - the ability to obtain the consents of automobile manufacturers to our acquisitions;

     - the availability of capital resources; and

     - the willingness of acquisition candidates to accept our common stock as currency.

     The information contained in this prospectus supplement and the accompanying prospectus, including the information set forth under the heading "Risk Factors", identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

     All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

                                USE OF PROCEEDS

     We expect to receive approximately $93.8 million of net proceeds, after deducting the underwriters' discount and estimated offering expenses, from this offering and approximately $43.1 million ($49.7 million if the underwriters' over-allotment option is exercised in full) of net proceeds from the Common Stock Offering (based on the initial public offering price for the common stock of $23 3/8 per share). We intend to (1) use a portion of these net proceeds to repay all borrowings outstanding under the acquisition portion of our credit facility, which was $59.0 million as of March 1, 1999 and (2) use the remaining net proceeds to reduce our outstanding borrowings under the floorplan portion of our credit facility. At December 31, 1998, the effective interest rates on borrowings under the floorplan portion of our credit facility and the acquisition portion of our credit facility were 7.12% and 7.37%, respectively.

     In the event that the Common Stock Offering is not consummated, we intend to (1) use a portion of the net proceeds of the Notes offering to repay all borrowings outstanding under the acquisition portion of our credit facility and
(2) use the remaining net proceeds to reduce our outstanding borrowings under the floorplan portion of our credit facility.

     We intend to pursue acquisitions in the future which will be financed with common stock, cash (including cash obtained from borrowings under our credit facility) or a combination of both common stock and cash. We have identified and held preliminary discussions with numerous potential acquisition candidates. As described above, we have entered into definitive agreements with respect to the Recent Acquisitions (which have been completed) and the Pending Acquisitions to acquire 14 dealership franchises for a total consideration of $59 million in cash and 750,000 shares of common stock. See "Prospectus Supplement
Summary -- Recent Developments -- Pending and Recent Acquisitions". We intend to subsequently reborrow the amounts repaid with the net proceeds from the Notes offering and the Common Stock Offering to fund acquisitions, including the Pending Acquisitions, and for other corporate purposes. See "Description of Credit Facility."

                                 CAPITALIZATION

     The following table sets forth, as of September 30, 1998, our short-term debt (including current portion of long-term debt), long-term debt and capitalization (1) on an historical basis, (2) on a pro forma basis to give effect to the Sale and Leaseback, (3) on the pro forma basis described in clause
(2) above as adjusted to give effect to the sale of the Notes and the application of the estimated net proceeds therefrom as described herein and (4) on the pro forma basis described in clause (2) above as adjusted to give effect to the sale of the Notes and the common stock in the Common Stock Offering and the application of the estimated net proceeds therefrom as described herein.

                                                           AS OF SEPTEMBER 30, 1998
                                             ----------------------------------------------------
                                                                                      PRO FORMA
                                                                       PRO FORMA     AS ADJUSTED
                                                                      AS ADJUSTED   FOR NOTES AND
                                                                       FOR NOTES    COMMON STOCK
                                             HISTORICAL   PRO FORMA    OFFERING       OFFERINGS
                                             ----------   ---------   -----------   -------------
                                                                (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt........   $  1,487    $    223     $    223       $    223
  Floorplan facility.......................    160,316     160,316      106,283         63,213
                                              --------    --------     --------       --------
     Total short-term debt.................    161,803     160,539      106,506         63,436
Long-term debt:
  Acquisition facility.....................     56,000      39,748           --             --
  Other long-term debt.....................      9,393       1,409        1,409          1,409
  Senior Subordinated Notes offered
     hereby................................         --          --       97,781         97,781
                                              --------    --------     --------       --------
     Total long-term debt..................     65,393      41,157       99,190         99,190
                                              --------    --------     --------       --------
          Total debt.......................    227,196     201,696      205,696        162,626
Stockholders' equity:
  Preferred stock, par value $.01 per
     share, 1,000,000 shares authorized; no
     shares issued and outstanding.........         --          --           --             --
  Common stock, par value $.01 per share,
     50,000,000 shares authorized;
     18,240,795 shares issued and
     outstanding, actual; 20,240,795 shares
     issued and outstanding, pro forma as
     adjusted for the common stock
     offering..............................        182         182          182            202
  Additional paid-in capital...............    118,509     118,509      118,509        161,559
  Treasury stock...........................       (592)       (592)        (592)          (592)
  Retained earnings........................     12,721      12,721       12,721         12,721
                                              --------    --------     --------       --------
     Total stockholders' equity............    130,820     130,820      130,820        173,890
                                              --------    --------     --------       --------
          Total capitalization.............   $358,016    $332,516     $336,516       $336,516
                                              ========    ========     ========       ========

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following pro forma consolidated financial statements present certain pro forma financial information of Group 1 as of and for each of the periods indicated.

     The pro forma statements of operations data give effect to the following transactions that occurred after the beginning of the period presented as if they had occurred as of the beginning of such period:

     - the acquisitions of our founding groups in November 1997;

     - the application of the net proceeds from our initial public offering in November 1997 to repay certain indebtedness and pay the cash portion of the purchase price for the founding groups;

     - all of the dealership acquisitions that we have completed since our initial public offering except for three immaterial tuck-in acquisitions of seven dealership franchises completed in 1998 and the Recent Acquisitions;

     - the Sale and Leaseback;

     - the sale of the Notes and the application of the estimated net proceeds of $93.8 million therefrom as described herein; and

     - the sale of the common stock in the Common Stock Offering and the application of the estimated net proceeds of $43.1 million therefrom as described herein (based on the initial public offering price for the common stock of $23 3/8 per share).

     The pro forma balance sheet data gives effect to the following transactions as if they had occurred as of September 30, 1998:

     - the Sale and Leaseback;

     - the sale of the Notes and the application of the estimated net proceeds of $93.8 million therefrom as described herein; and

     - the sale of the common stock in the Common Stock Offering and the application of the estimated net proceeds of $43.1 million therefrom as described herein (based on the initial public offering price for the common stock of $23 3/8 per share).

     Neither the pro forma statements of operations data nor the pro forma balance sheet data give effect to the Recent Acquisitions or the Pending Acquisitions.

     The pro forma financial information referred to above will not be comparable to and may not be indicative of our financial position or results of operations for any future period since the founding groups and the other dealerships we have acquired were not under common control of management.

                       PRO FORMA STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                      YEAR ENDED DECEMBER 31, 1997
                                     ----------------------------------------------------------------------------------------------

                                                                     ACQUISITIONS
                                      PRO FORMA                       AND SALE-                         NOTES         PRO FORMA
                                         AS                           LEASEBACK                       FINANCING    AS ADJUSTED FOR
                                     REPORTED(1)   ACQUISITIONS(2)   ADJUSTMENTS        PRO FORMA    ADJUSTMENTS    NOTES OFFERING
                                     -----------   ---------------   ------------       ----------   -----------   ----------------
Revenues:
 New vehicle sales.................   $513,864        $388,312         $    --          $  902,176     $    --        $  902,176
 Used vehicle sales................    288,010         193,296              --             481,306          --           481,306
 Parts & service sales.............     77,215          73,213              --             150,428          --           150,428
 Other dealership revenues, net....     23,206          17,772           3,253(a)           44,231          --            44,231
                                      --------        --------         -------          ----------     -------        ----------
   Total revenues..................    902,295         672,593           3,253           1,578,141          --         1,578,141
Cost of sales......................    775,164         570,976            (548)(b)       1,345,592          --         1,345,592
                                      --------        --------         -------          ----------     -------        ----------
   Gross profit....................    127,131         101,617           3,801             232,549          --           232,549
Selling general and administrative
 expenses..........................     98,967          79,432          (2,039)(c)(d)      176,360          --           176,360
Depreciation and amortization......      2,752           1,852           1,671(d)(e)         6,275          --             6,275
                                      --------        --------         -------          ----------     -------        ----------
   Income from operations..........     25,412          20,333           4,169              49,914          --            49,914
Other income (expense):
 Floorplan interest expense........     (5,194)         (8,547)           (921)(f)         (14,662)      3,713(i)        (10,949)
 Other interest expense, net.......       (926)           (667)         (2,532)(d)(g)       (4,125)     (8,350)(j)       (12,475)
 Other income, net.................         88               6              --                  94          --                94
                                      --------        --------         -------          ----------     -------        ----------
   Income before taxes.............     19,380          11,125             716              31,221      (4,637)           26,584
Provision for income taxes.........      7,967             407           4,364(h)           12,738      (1,833)(k)        10,905
                                      --------        --------         -------          ----------     -------        ----------
   Net income......................   $ 11,413        $ 10,718         $(3,648)         $   18,483     $(2,804)       $   15,679
                                      ========        ========         =======          ==========     =======        ==========
Other Data:
 EBITDA............................   $ 28,252        $ 22,191         $ 5,840          $   56,283     $    --        $   56,283
 Ratio of earnings to fixed
   charges(3)......................                                                                                         1.88

                                      YEAR ENDED DECEMBER 31, 1997
                                     ------------------------------
                                                      PRO FORMA
                                                   AS ADJUSTED FOR
                                        STOCK         NOTES AND
                                      FINANCING      COMMON STOCK
                                     ADJUSTMENTS      OFFERINGS
                                     -----------   ----------------
Revenues:
 New vehicle sales.................    $              $  902,176
 Used vehicle sales................        --            481,306
 Parts & service sales.............        --            150,428
 Other dealership revenues, net....        --             44,231
                                       ------         ----------
   Total revenues..................        --          1,578,141
Cost of sales......................        --          1,345,592
                                       ------         ----------
   Gross profit....................        --            232,549
Selling general and administrative
 expenses..........................        --            176,360
Depreciation and amortization......        --              6,275
                                       ------         ----------
   Income from operations..........        --             49,914
Other income (expense):
 Floorplan interest expense........     3,101(i)          (7,848)
 Other interest expense, net.......        --            (12,475)
 Other income, net.................        --                 94
                                       ------         ----------
   Income before taxes.............     3,101             29,685
Provision for income taxes.........     1,225(k)          12,130
                                       ------         ----------
   Net income......................    $1,876         $   17,555
                                       ======         ==========
Other Data:
 EBITDA............................    $   --         $   56,283
 Ratio of earnings to fixed
   charges(3)......................                         2.10

---------------

(1) Represents the Pro Forma Statement of Operations for the acquisition of our founding groups and the application of the net proceeds from our initial public offering as presented in our December 31, 1997 Annual Report on Form 10-K.

(2) Represents the pre-acquisition operations of all of the dealerships that we have acquired since our initial public offering except for three immaterial tuck-in acquisitions completed in 1998 and the Recent Acquisitions. We do not have sufficiently detailed financial information to include their results in the pro forma financial information. These excluded acquisitions had estimated aggregate revenues of approximately $215 million for the year ended December 31, 1997.

(3) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expensed and capitalized, amortization of debt discount and expense related to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.

                       PRO FORMA STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                       NINE MONTHS ENDED SEPTEMBER 30, 1997
                                    ---------------------------------------------------------------------------

                                                                    ACQUISITIONS
                                     PRO FORMA                       AND SALE-                         NOTES
                                        AS                           LEASEBACK                       FINANCING
                                    REPORTED(1)   ACQUISITIONS(2)   ADJUSTMENTS        PRO FORMA    ADJUSTMENTS
                                    -----------   ---------------   ------------       ----------   -----------
Revenues:
 New vehicle sales.................  $391,928        $295,523         $    --          $  687,451     $    --
 Used vehicle sales................   220,735         149,042              --             369,777          --
 Parts & service sales.............    58,389          54,919              --             113,308          --
 Other dealership revenues, net....    17,998          13,389           2,416(a)           33,803          --
                                     --------        --------         -------          ----------     -------
   Total revenues..................   689,050         512,873           2,416           1,204,339          --
Cost of sales......................   591,450         436,309              --           1,027,759          --
                                     --------        --------         -------          ----------     -------
   Gross profit....................    97,600          76,564           2,416             176,580          --
Selling general and administrative
 expenses..........................    75,492          59,816          (1,558)(c)(d)      133,750          --
Depreciation and amortization......     2,044           1,308           1,254(d)(e)         4,606          --
                                     --------        --------         -------          ----------     -------
   Income from operations..........    20,064          15,440           2,720              38,224          --
Other income (expense):
 Floorplan interest expense........    (3,928)         (6,529)           (689)(f)         (11,146)      2,785(i)
 Other interest expense, net.......      (684)           (319)         (2,091)(d)(g)       (3,094)     (6,263)(j)
 Other income (expense), net.......       (17)             12              --                  (5)         --
                                     --------        --------         -------          ----------     -------
   Income before taxes.............    15,435           8,604             (60)             23,979      (3,478)
Provision for income taxes.........     6,333             201           3,249(h)            9,783      (1,375)(k)
                                     --------        --------         -------          ----------     -------
   Net income......................  $  9,102        $  8,403         $(3,309)         $   14,196     $(2,103)
                                     ========        ========         =======          ==========     =======
Other Data:
 EBITDA............................  $ 22,091        $ 16,760         $ 3,974          $   42,825     $    --
 Ratio of earnings to fixed
   charges(3)......................

                                           NINE MONTHS ENDED SEPTEMBER 30, 1997
                                     -------------------------------------------------
                                                                         PRO FORMA
                                                                      AS ADJUSTED FOR
                                        PRO FORMA          STOCK         NOTES AND
                                     AS ADJUSTED FOR     FINANCING      COMMON STOCK
                                      NOTES OFFERING    ADJUSTMENTS      OFFERINGS
                                     ----------------   -----------   ----------------
Revenues:
 New vehicle sales.................     $  687,451        $   --         $  687,451
 Used vehicle sales................        369,777            --            369,777
 Parts & service sales.............        113,308            --            113,308
 Other dealership revenues, net....         33,803            --             33,803
                                        ----------        ------         ----------
   Total revenues..................      1,204,339            --          1,204,339
Cost of sales......................      1,027,759            --          1,027,759
                                        ----------        ------         ----------
   Gross profit....................        176,580            --            176,580
Selling general and administrative
 expenses..........................        133,750            --            133,750
Depreciation and amortization......          4,606            --              4,606
                                        ----------        ------         ----------
   Income from operations..........         38,224            --             38,224
Other income (expense):
 Floorplan interest expense........         (8,361)        2,326(i)          (6,035)
 Other interest expense, net.......         (9,357)           --             (9,357)
 Other income (expense), net.......             (5)           --                 (5)
                                        ----------        ------         ----------
   Income before taxes.............         20,501         2,326             22,827
Provision for income taxes.........          8,408           918(k)           9,326
                                        ----------        ------         ----------
   Net income......................     $   12,093        $1,408         $   13,501
                                        ==========        ======         ==========
Other Data:
 EBITDA............................     $   42,825        $   --         $   42,825
 Ratio of earnings to fixed
   charges(3)......................           1.90                             2.12

---------------

(1) Represents the Pro Forma Statement of Operations for the acquisition of our founding groups and the application of the net proceeds from our initial public offering as presented in our September 30, 1998 Quarterly Report on Form 10-Q.

(2) Represents the pre-acquisition operations of all of the dealerships that we have acquired since our initial public offering except for three immaterial tuck-in acquisitions completed in 1998 and the Recent Acquisitions. We do not have sufficiently detailed financial information to include their results in the pro forma financial information. These excluded acquisitions had estimated aggregate revenues of approximately $215 million for the year ended December 31, 1997.

(3) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expensed and capitalized, amortization of debt discount and expense related to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.

                       PRO FORMA STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                         NINE MONTHS ENDED SEPTEMBER 30, 1998
                                     -----------------------------------------------------------------------------

                                                                        ACQUISITIONS
                                                                            AND                           NOTES
                                                                       SALE-LEASEBACK                   FINANCING
                                     HISTORICAL(1)   ACQUISITIONS(2)    ADJUSTMENTS       PRO FORMA    ADJUSTMENTS
                                     -------------   ---------------   --------------     ----------   -----------
Revenues:
 New vehicle sales.................   $  662,323        $123,009          $    --         $  785,332     $    --
 Used vehicle sales................      363,096          68,948               --            432,044          --
 Parts & service sales.............       97,264          24,001               --            121,265          --
 Other dealership revenues, net....       34,833           6,702              976(a)          42,511          --
                                      ----------        --------          -------         ----------     -------
   Total revenues..................    1,157,516         222,660              976          1,381,152          --
Cost of sales......................      990,179         188,568               --          1,178,747          --
                                      ----------        --------          -------         ----------     -------
   Gross profit....................      167,337          34,092              976            202,405          --
Selling, general and administrative
 expenses..........................      125,282          26,084            1,218(c)(d)      152,584          --
Depreciation and amortization......        4,375             601              399(d)(e)        5,375          --
                                      ----------        --------          -------         ----------     -------
   Income from operations..........       37,680           7,407             (641)            44,446          --
Other income (expense):
 Floorplan interest expense........       (8,994)         (2,940)            (116)(f)        (12,050)      2,918(i)
 Other interest expense, net.......       (2,705)           (150)              15(d)(g)       (2,840)     (6,400)(j)
 Other income (expense), net.......           (8)             24               --                 16          --
                                      ----------        --------          -------         ----------     -------
   Income before taxes.............       25,973           4,341             (742)            29,572      (3,482)
Provision for income taxes.........       10,723             267            1,075(h)          12,065      (1,377)(k)
                                      ----------        --------          -------         ----------     -------
   Net income......................   $   15,250        $  4,074          $(1,817)        $   17,507     $(2,105)
                                      ==========        ========          =======         ==========     =======
Other Data:
 EBITDA............................   $   42,047        $  8,032          $  (242)        $   49,837     $    --
 Ratio of earnings to fixed
   charges(3)......................

                                        NINE MONTHS ENDED SEPTEMBER 30, 1998
                                     -------------------------------------------
                                                                    PRO FORMA
                                      PRO FORMA                  AS ADJUSTED FOR
                                     AS ADJUSTED      STOCK         NOTES AND
                                      FOR NOTES     FINANCING     COMMON STOCK
                                      OFFERING     ADJUSTMENTS      OFFERINGS
                                     -----------   -----------   ---------------
Revenues:
 New vehicle sales.................  $  785,332      $   --        $  785,332
 Used vehicle sales................     432,044          --           432,044
 Parts & service sales.............     121,265          --           121,265
 Other dealership revenues, net....      42,511          --            42,511
                                     ----------      ------        ----------
   Total revenues..................   1,381,152          --         1,381,152
Cost of sales......................   1,178,747          --         1,178,747
                                     ----------      ------        ----------
   Gross profit....................     202,405          --           202,405
Selling, general and administrative
 expenses..........................     152,584          --           152,584
Depreciation and amortization......       5,375          --             5,375
                                     ----------      ------        ----------
   Income from operations..........      44,446          --            44,446
Other income (expense):
 Floorplan interest expense........      (9,132)      2,326(i)         (6,806)
 Other interest expense, net.......      (9,240)         --            (9,240)
 Other income (expense), net.......          16          --                16
                                     ----------      ------        ----------
   Income before taxes.............      26,090       2,326            28,416
Provision for income taxes.........      10,688         918(k)         11,606
                                     ----------      ------        ----------
   Net income......................  $   15,402      $1,408        $   16,810
                                     ==========      ======        ==========
Other Data:
 EBITDA............................  $   49,837      $   --        $   49,837
 Ratio of earnings to fixed
   charges(3)......................        2.12                          2.35

---------------

(1) Represents the Historical Statement of Operations for Group 1 as presented in our September 30, 1998 Quarterly Report on Form 10-Q, including the results of operations from the date of acquisition of all acquisitions completed during the nine months ended September 30, 1998.

(2) Represents the pre-acquisition operations of all of the dealerships that we have acquired since our initial public offering except for three immaterial tuck-in acquisitions completed in 1998 and the Recent Acquisitions. We do not have sufficiently detailed financial information to include their results in the pro forma financial information. These excluded acquisitions had estimated aggregate revenues of approximately $215 million for the year ended December 31, 1997.

(3) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expensed and capitalized, amortization of debt discount and expense related to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                                                                        COMMON
                                                                                       NOTES           PRO FORMA         STOCK
                                                       PRO FORMA                     FINANCING      AS ADJUSTED FOR    FINANCING
                                        HISTORICAL   ADJUSTMENTS(1)    PRO FORMA    ADJUSTMENTS     NOTES OFFERING    ADJUSTMENTS
                                        ----------   --------------    ---------    -----------     ---------------   -----------
Current assets:
  Cash and cash equivalents...........   $ 55,403       $     --       $ 55,403      $     --          $ 55,403        $     --
  Accounts receivable, net............     22,233             --         22,233            --            22,233              --
  Inventories.........................    193,324             --        193,324            --           193,324              --
  Deferred taxes......................     14,627             --         14,627            --            14,627              --
  Other current assets................      3,265             --          3,265            --             3,265              --
                                         --------       --------       --------      --------          --------        --------
        Total current assets..........    288,852             --        288,852            --           288,852              --
Property & equipment, net.............     44,741        (24,229)(a)     20,512            --            20,512              --
Goodwill, net.........................    112,884             --        112,884            --           112,884              --
Other assets..........................      3,559            425(a)       3,984         4,000(b)          7,984              --
                                         --------       --------       --------      --------          --------        --------
        Total assets..................   $450,036       $(23,804)      $426,232      $  4,000          $430,232        $     --
                                         ========       ========       ========      ========          ========        ========
Current liabilities:
  Floorplan Facility..................   $160,316       $     --       $160,316      $(54,033)(b)      $106,283        $(43,070)(c)
  Current maturities of long-term
    debt..............................      1,487         (1,264)(a)        223            --               223              --
  Accounts payable and accrued
    expenses..........................     73,417          1,696(a)      75,113            --            75,113              --
                                         --------       --------       --------      --------          --------        --------
        Total current liabilities.....    235,220            432        235,652       (54,033)          181,619         (43,070)
Debt, net of current maturities.......      9,393         (7,984)(a)      1,409            --             1,409              --
Acquisition Facility..................     56,000        (16,252)(a)     39,748       (39,748)(b)            --              --
Senior Subordinated Notes.............         --             --             --        97,781(b)         97,781              --
Deferred taxes........................      4,282             --          4,282            --             4,282              --
Other liabilities.....................     14,321             --         14,321            --            14,321              --
Stockholders' equity:
  Common stock........................        182             --            182            --               182              20(c)
  Additional paid-in capital..........    118,509             --        118,509            --           118,509          43,050(c)
  Treasury stock, at cost.............       (592)            --           (592)           --              (592)             --
  Retained earnings...................     12,721             --         12,721            --            12,721              --
                                         --------       --------       --------      --------          --------        --------
        Total stockholders' equity....    130,820             --        130,820            --           130,820          43,070
                                         --------       --------       --------      --------          --------        --------
        Total liabilities and
          stockholders' equity........   $450,036       $(23,804)      $426,232      $  4,000          $430,232        $     --
                                         ========       ========       ========      ========          ========        ========

                                           PRO FORMA
                                        AS ADJUSTED FOR
                                           NOTES AND
                                         COMMON STOCK
                                           OFFERINGS
                                        ---------------
Current assets:
  Cash and cash equivalents...........     $ 55,403
  Accounts receivable, net............       22,233
  Inventories.........................      193,324
  Deferred taxes......................       14,627
  Other current assets................        3,265
                                           --------
        Total current assets..........      288,852
Property & equipment, net.............       20,512
Goodwill, net.........................      112,884
Other assets..........................        7,984
                                           --------
        Total assets..................     $430,232
                                           ========
Current liabilities:
  Floorplan Facility..................     $ 63,213
  Current maturities of long-term
    debt..............................          223
  Accounts payable and accrued
    expenses..........................       75,113
                                           --------
        Total current liabilities.....      138,549
Debt, net of current maturities.......        1,409
Acquisition Facility..................           --
Senior Subordinated Notes.............       97,781
Deferred taxes........................        4,282
Other liabilities.....................       14,321
Stockholders' equity:
  Common stock........................          202
  Additional paid-in capital..........      161,559
  Treasury stock, at cost.............         (592)
  Retained earnings...................       12,721
                                           --------
        Total stockholders' equity....      173,890
                                           --------
        Total liabilities and
          stockholders' equity........     $430,232
                                           ========

---------------

(1) Reflects the Sale and Leaseback.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 1997 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

     (a) Records increases in revenues related to certain third-party products sold by the dealerships as a result of (1) negotiated increases in the commission revenues received by the dealerships for the sale of various finance and insurance products and (2) the termination of agreements of the owners of certain of the acquired dealerships that withheld fees and commissions from the payments to the dealerships for sales of certain finance and insurance products and paid the withheld amounts to affiliates of the prior owners.

     (b) Adjusts cost of sales to the specific identification method of inventory accounting from the last-in, first-out basis.

     (c) Adjusts pre-acquisition compensation expense and management fees to the level that certain management employees and owners of the acquired dealerships will contractually receive subsequent to the closing of the acquisitions. Additionally, adjusts insurance expense to the level the dealerships will contractually pay subsequent to the closing of the acquisitions.

     (d) Reflects the impact of our Sale and Leaseback. We entered into a definitive agreement for the sale and leaseback of nine of our dealership properties on December 21, 1998. On December 30, 1998 the sale and leaseback of six of the properties was closed. One additional property is expected to close during the first quarter of 1999. The two properties anticipated to close after the first quarter of 1999 have not been included in this adjustment. Records the reduction of depreciation expense due to the sale of the dealership properties and the increase in lease expense due to the leaseback of such dealership properties. Additionally, it records the reduction of interest expense related to the payoff of existing mortgages on the dealership properties sold and reduction of borrowings under the acquisition portion of our credit facility with the proceeds from the sale.

     (e) Records the pro forma goodwill amortization expense over an estimated useful life of 40 years.

     (f) Records the incremental floorplan interest expense resulting from our increased debt balances due to borrowings used to fund the cash portion of the purchase price paid for the acquisitions, offset by decreases in floorplan interest expense with respect to the dealerships we acquired resulting from our ability to borrow at a lower interest rate than the dealerships acquired.

     (g) Records the incremental interest expense resulting from borrowings used to fund the cash portion of the purchase price paid for the acquisitions, net of reduced interest expense attributable to long-term debt not assumed in the acquisition of the Carroll Group.

     (h) Records the incremental provision for federal and state income taxes relating to the compensation differential, S corporation income and other pro forma adjustments.

     (i) Records the reduction of floorplan interest expense related to the repayment of borrowings under the floorplan portion of our credit facility, with a portion of the net proceeds from the sale of Notes and the common stock being offered in the Common Stock Offering.

     (j) Records the incremental other interest expense related to the Notes, the amortization of the discount on the Notes and the amortization of the estimated offering costs, partially offset by decreases in interest expense related to the repayment of borrowings under the acquisition portion of the credit facility for acquisition financing.

     (k) Records the provision for federal and state income taxes related to the change in interest expense resulting from (i) and (j) above.

2. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS

     (a) Represents the impact of the Sale and Leaseback. We entered into a definitive agreement for the sale and leaseback of nine of our dealership properties on December 21, 1998. On December 30, 1998, the sale and leaseback of six of the properties was closed. One additional property is expected to close during the first quarter of 1999. The two properties not anticipated to close during the first quarter of 1999 have not been included in this adjustment.

     (b) Records the issuance of the Notes, and the use of the estimated net proceeds from the sale thereof to reduce outstanding borrowings under the credit facility, net of estimated offering costs of $4.0 million.

     (c) Records the issuance of common stock being offered in the Common Stock Offering and the use of the estimated net proceeds from the sale thereof to reduce outstanding borrowings under the credit facility, net of estimated offering costs of $3.7 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW

     Group 1 is a leading operator and consolidator in the highly fragmented automotive retailing industry. We own automobile dealership franchises located in Texas, Oklahoma, Florida, New Mexico, Georgia and Colorado. Additionally, we provide maintenance and repair services at all of our dealerships and operate 12 collision service centers. We expect that a significant portion of our future growth will be derived from acquisitions of additional dealerships.

     We have diverse sources of revenues, including: new car sales, new truck sales, used car sales, used truck sales, manufacturer remarketed vehicle sales, parts sales, service sales, collision repair services, finance fees, insurance commissions, vehicle service contract sales, documentary fees and after-market product sales. Sales revenues from new and used vehicle sales and parts and service sales include sales to retail customers, other dealers and wholesalers. Other dealership revenue includes revenue from arranging financing vehicle service and insurance contracts, net of a provision for anticipated chargebacks and documentary fees.

     Our gross margin varies as our merchandise mix (the mix between new vehicle sales, used vehicle sales, parts and service sales, collision repair services and other dealership revenues) changes. Our gross margin on the sale of our products and services generally varies between approximately 8.0% and 85.0%, with new vehicle sales generally resulting in the lowest gross margin and other dealership revenues generally resulting in the highest gross margin. When our new vehicle sales increase or decrease at a rate greater than our other revenue sources, our gross margin responds inversely. Factors such as seasonality, weather, cyclicality and Manufacturers' advertising and incentives may impact our merchandise mix and, therefore, influence our gross margin. We believe that more than 90% of our costs, including costs of goods sold, are variable in nature and can be adjusted in times of depressed sales.

     Selling, general and administrative expenses consist primarily of compensation for sales, administrative, finance and general management personnel, rent, marketing, insurance and utilities. Interest expense consists of interest charges on interest-bearing debt, including floorplan inventory financing, net of interest income earned. Before Group 1 acquired them, the founding groups were managed as independent private companies. As a consequence their operating results reflect different tax structures (S Corporations and C Corporations), which influenced, among other things, their historical levels of owners' compensation. The owners and certain key employees of the founding groups agreed to certain reductions in their compensation and benefits in connection with the organization of Group 1.

     We have implemented a "best practices" program that involves the installation of practices that have been successful at other franchises and in other retail segments. This integration of functions and installation of best practices may present opportunities to increase revenues and reduce costs but may also necessitate additional costs and expenditures for corporate administration, including expenses necessary to implement our acquisition strategy. These various costs and possible cost-savings and revenue enhancements may make historical operating results difficult to compare with and not indicative of, future performance.

PRO FORMA COMBINED FOUNDING GROUPS' DATA

     The following tables set forth certain financial data for 1995, 1996, 1997 and for the nine months ended September 30, 1997 on a pro forma basis giving effect to the combination of the founding groups. The pro forma combined founding groups' data presented below for 1995, 1996 and 1997 and for the nine months ended September 30, 1997 do not purport to present the combined founding groups in accordance with generally accepted accounting principles, but represent a summation of certain data of the individual founding groups on an historical basis including the effects of the pro forma adjustments. Such information does not give effect to any other acquisitions that were made by us other than the founding groups. This data will not be comparable to and may not be indicative of our post-combination results of operations because (i) the founding groups were not under common control of management and had different tax structures (S Corporations and C Corporations) during the periods presented and (ii) we used the purchase method to establish a new basis of accounting to record the acquisitions.

     The financial information presented below for the nine months ended September 30, 1998 reflects the historical results of our operations and includes acquisitions made during such period commencing on the effective date, for accounting purposes, of such acquisitions.

  OPERATIONS DATA

                                           YEAR ENDED DECEMBER 31,                           NINE MONTHS ENDED SEPTEMBER 30,
                         ------------------------------------------------------------   -----------------------------------------
                                1995                 1996                 1997                 1997                  1998
                         ------------------   ------------------   ------------------   ------------------   --------------------
                          AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT     AMOUNT     PERCENT
                         --------   -------   --------   -------   --------   -------   --------   -------   ----------   -------
                                                                  (DOLLARS IN THOUSANDS)
Revenues
 New vehicle sales.....  $422,348     57.9%   $469,318     57.1%   $513,864     56.9%   $391,928     56.9%   $  662,323     57.2%
 Used vehicle sales....   222,373     30.5     258,027     31.4     288,010     31.9     220,735     32.0       363,096     31.4
   Parts and service
     sales.............    65,599      9.0      73,451      8.9      77,215      8.6      58,389      8.5        97,264      8.4
 Other dealership
   revenues, net.......    19,033      2.6      21,117      2.6      23,206      2.6      17,998      2.6        34,833      3.0
                         --------    -----    --------    -----    --------    -----    --------    -----    ----------    -----
       Total revenues..   729,353    100.0     821,913    100.0     902,295    100.0     689,050    100.0     1,157,516    100.0
Cost of sales..........   629,305     86.3     705,783     85.9     775,164     85.9     591,450     85.8       990,179     85.5
                         --------    -----    --------    -----    --------    -----    --------    -----    ----------    -----
Gross profit...........  $100,048     13.7%   $116,130     14.1%   $127,131     14.1%   $ 97,600     14.2%   $  167,337     14.5%
                         ========    =====    ========    =====    ========    =====    ========    =====    ==========    =====

  NEW VEHICLE DATA

                                                                        NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                      ------------------------------   -------------------
                                        1995       1996       1997       1997       1998
                                      --------   --------   --------   --------   --------
                                                     (DOLLARS IN THOUSANDS)
Retail unit sales...................    20,357     21,378     23,201     17,923     28,640
Retail sales revenue................  $422,348   $469,318   $513,864   $391,928   $662,323
Gross profit........................  $ 32,047   $ 37,677   $ 42,199   $ 32,765   $ 52,405
Gross margin........................       7.6%       8.0%       8.2%       8.4%       7.9%
Average gross profit per retail unit
  sold..............................  $  1,574   $  1,762   $  1,819   $  1,828   $  1,830

  USED VEHICLE DATA

                                                                        NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                      ------------------------------   -------------------
                                        1995       1996       1997       1997       1998
                                      --------   --------   --------   --------   --------
                                                     (DOLLARS IN THOUSANDS)
Retail unit sales...................    15,358     17,220     18,130     13,923     22,431
Retail sales revenue(1).............  $185,665   $219,183   $235,353   $180,350   $298,817
Gross profit........................  $ 17,560   $ 21,358   $ 21,035   $ 16,181   $ 27,916
Gross margin........................       9.5%       9.7%       8.9%       9.0%       9.3%
Average gross profit per retail unit
  sold..............................  $  1,143   $  1,240   $  1,160   $  1,162   $  1,245

---------------

(1) Excludes wholesale revenues.

  PARTS AND SERVICE DATA

                                                                         NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                           ---------------------------   -----------------
                                            1995      1996      1997      1997      1998
                                           -------   -------   -------   -------   -------
                                                       (DOLLARS IN THOUSANDS)
Sales revenue............................  $65,599   $73,451   $77,215   $58,389   $97,264
Gross profit.............................  $31,408   $35,978   $40,691   $30,656   $52,183
Gross margin.............................     47.9%     49.0%     52.7%     52.5%     53.7%

 HISTORICAL NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED WITH PRO FORMA COMBINED FOUNDING GROUPS NINE MONTHS ENDED SEPTEMBER 30, 1997

     REVENUES. Revenues increased $468.4 million, or 68.0%, from $689.1 million for the nine months ended September 30, 1997 to $1,157.5 million for the nine months ended September 30, 1998. New vehicle revenues increased $270.4 million, or 69.0% from $391.9 million for the nine months ended September 30, 1997 to $662.3 million for the nine months ended September 30, 1998. The increase in revenue was primarily attributable to strong customer acceptance of our products, particularly Toyota and Lexus, and the acquisition of additional dealership operations during 1998. The increase was partially offset by reduced sales at our Nissan franchises, which declined due to reduced manufacturer sales incentives as compared to the prior year. Used vehicle revenues increased $142.4 million, or 64.5%, from $220.7 million for the nine months ended September 30, 1997 to $363.1 million for the nine months ended September 30, 1998. The increase was primarily attributable to an emphasis on used vehicle sales in the Oklahoma market and the additional franchise operations acquired. Parts and service sales increased $38.9 million, or 66.6%, from $58.4 million for the nine months ended September 30, 1997 to $97.3 million for the nine months ended September 30, 1998. The increase was primarily attributable to the additional dealership operations acquired. Other dealership revenues increased $16.8 million or 93.3% from $18.0 million for the nine months ended September 30, 1997 to $34.8 million for the nine months ended September 30, 1998. The increase was due primarily to an increase in the number of retail new and used vehicle sales and the implementation of our vehicle service contract and insurance programs, which resulted in improved revenues per unit.

     GROSS PROFIT. Gross profit increased $69.7 million, or 71.4%, from $97.6 million for the nine months ended September 30, 1997 to $167.3 million for the nine months ended September 30, 1998. The increase was attributable to increased revenues and an increased gross margin from 14.2% for the nine months ended September 30, 1997 to 14.5% for the nine months ended September 30, 1998. This increase was caused by improvements in the gross margin earned on used vehicle sales and parts and service sales and a change in the merchandising mix, as higher margin other dealership revenues increased as a percentage of total revenues. Partially offsetting the gross margin increases, the gross margin on new retail vehicle sales declined from 8.4% for the nine months ended September 30, 1997 to 7.9% for the nine months ended September 30, 1998. The decline is attributable primarily to reduced margins in the Nissan product line, due to reduced manufacturer sales incentives in 1998. The gross margin for used retail vehicle sales increased from 9.0% for the nine months ended September 30, 1997 to 9.3% for the nine months ended September 30, 1998. The increase was primarily attributable to an emphasis on the used vehicle operations in the Oklahoma platform. Parts and service gross margin increased from 52.5% for the nine months ended September 30, 1997 to 53.7% for the nine months ended September 30, 1998.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $49.8 million, or 66.0%, from $75.5 million for the nine months ended September 30, 1997 to $125.3 million for the nine months ended September 30, 1998. The increase was primarily attributable to the additional dealership operations acquired and increased variable expenses, particularly incentive pay to employees, which increased as revenues and gross profit increased. Selling, general and administrative expenses declined as a percentage of revenues from 11.0% for the nine months ended September 30, 1997 to 10.8% for the nine months ended September 30, 1998. The decline is primarily attributable to maintaining total expenses at a constant level by offsetting increased variable expenses with cost reductions, such as our risk management program. Additionally, by implementing our budgeting process, the dealerships have improved their operating expense leverage.

     INTEREST EXPENSE. Floorplan and other interest expense, net, increased $7.1 million, or 154.3%, from $4.6 million for the nine months ended September 30, 1997 to $11.7 million for the nine months ended September 30, 1998. The increase was primarily attributable to the interest expense of the additional dealership operations acquired, reduced interest earnings due to the utilization of cash in completing the acquisitions and additional interest expense due to borrowings on our credit facility to complete acquisitions. Partially offsetting the increases were cost reductions realized due to the lower interest rates on floorplan notes payable obtained through our credit facility.

  PRO FORMA COMBINED FOUNDING GROUPS YEAR ENDED DECEMBER 31, 1997 COMPARED WITH PRO FORMA COMBINED FOUNDING GROUPS YEAR ENDED DECEMBER 31, 1996

     REVENUES. Revenues increased $80.4 million, or 9.8%, from $821.9 million for the year ended December 31, 1996 to $902.3 million for the year ended December 31, 1997. New vehicle revenues increased $44.6 million, or 9.5% from $469.3 million for the year ended December 31, 1996 to $513.9 million for the year ended December 31, 1997. The increase in revenue was primarily attributable to significant revenue growth from maturing Round Rock Nissan and Bob Howard Dodge franchise operations, successful marketing efforts and strong customer acceptance of the founding groups' products, particularly Lexus. Used vehicle revenues increased $30.0 million, or 11.6%, from $258.0 million for the year ended December 31, 1996 to $288.0 million for the year ended December 31, 1997. The increase was primarily attributable to the maturing franchise operations, successful marketing efforts and an emphasis on used vehicle sales in the Oklahoma market to mitigate the impact of lower than expected new vehicle demand. Parts and service sales increased $3.7 million, or 5.0%, from $73.5 million for the year ended December 31, 1996 to $77.2 million for the year ended December 31, 1997. The increase was primarily attributable to the maturing dealership operations and increased vehicle sales. Other dealership revenues increased $2.1 million or 10.0% from $21.1 million for the year ended December 31, 1996 to $23.2 million for the year ended December 31, 1997. The increase was due primarily to an increase in the number of retail new and used vehicle sales.

     GROSS PROFIT. Gross profit increased $11.0 million, or 9.5%, from $116.1 million for the year ended December 31, 1996 to $127.1 million for the year ended December 31, 1997. The increase was attributable to increased revenues and a stable overall gross margin. The gross margin on new retail vehicle sales increased from 8.0% for the year ended December 31, 1996 to 8.2% for the year ended December 31, 1997 primarily due to stronger margins in the Lexus and Nissan product lines, partially offset by reduced margins in the Oklahoma market. The gross margin for used retail vehicle sales declined from 9.7% for the year ended December 31, 1996 to 8.9% for the year ended December 31, 1997. The decline was primarily attributable to efforts to increase market share in the Oklahoma market while customer demand for new vehicles was not as strong as in prior years. Parts and service gross margin increased from 49.0% for the year ended December 31, 1996 to 52.7% for the year ended December 31, 1997.

  PRO FORMA COMBINED FOUNDING GROUPS YEAR ENDED DECEMBER 31, 1996 COMPARED WITH PRO FORMA COMBINED FOUNDING GROUPS YEAR ENDED DECEMBER 31, 1995

     REVENUES. Revenues increased $92.5 million, or 12.7%, from $729.4 million for the year ended December 31, 1995 to $821.9 million for the year ended December 31, 1996. New vehicle revenues increased $47.0 million, or 11.1%, from $422.3 million for the year ended December 31,

1995 to $469.3 million for the year ended December 31, 1996. This increase was primarily attributable to increased sales at all but one of the founding groups with the McCall Group accounting for $40.6 million of the increase. New and expanded franchise operations, primarily the Howard Group's new Dodge franchise, successful marketing efforts and strong customer acceptance of the founding groups' products, particularly Toyota, Lexus and Chevrolet, contributed to the increase. The Smith Group had an $8.0 million decline in new vehicle revenues caused by reduced unit sales at its Dallas Nissan franchise. Used vehicle revenues increased $35.6 million, or 16.0%, from $222.4 million for the year ended December 31, 1995 to $258.0 million for the year ended December 31, 1996. All of the founding groups had increases in used vehicle revenues with the McCall Group accounting for $22.6 million of the increase. The increase was attributable primarily to a strong used vehicle market and successful marketing efforts. Parts and service sales increased $7.9 million, or 12.0%, from $65.6 million for the year ended December 31, 1995 to $73.5 million for the year ended December 31, 1996. The increase was primarily attributable to new and expanded operations at McCall Lexus, and increased vehicle sales. Other dealership revenues increased $2.1 million or 11.1% from $19.0 million for the year ended December 31, 1995 to $21.1 million for the year ended December 31, 1996. The increase was due primarily to an increase in the number of retail new and used vehicle sales.

     GROSS PROFIT. Gross profit increased $16.1 million, or 16.1%, from $100.0 million for the year ended December 31, 1995 to $116.1 million for the year ended December 31, 1996. The increase was attributable to increased revenues and an increase in gross margin from 13.7% for the year ended December 31, 1995 to 14.1% for the year ended December 31, 1996. The increase in gross margin was primarily due to a change in the merchandise mix as used vehicle sales became a greater percentage of total revenues and margins on vehicle and parts and service sales grew. The gross margin on new retail vehicle sales increased from 7.6% for the year ended December 31, 1995 to 8.0% for the year ended December 31, 1996. The gross margin on used retail vehicle sales increased from 9.5% for the year ended December 31, 1995 to 9.7% for the year ended December 31, 1996. The gross margin on parts and service sales increased from 47.9% for the year ended December 31, 1995 to 49.0% for the year ended December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of liquidity are cash on hand, cash from operations, floorplan financing and our credit facility (which includes the floorplan facility and the acquisition facility).

     The following table sets forth historical selected information from our statements of cash flows:

                                                                           NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                             ---------------------------   ------------------
                                              1995      1996      1997      1997       1998
                                             -------   -------   -------   -------   --------
                                                          (DOLLARS IN THOUSANDS)
Net cash provided by operating
  activities...............................  $ 7,197   $ 7,332   $ 6,922   $ 2,241   $  9,816
Net cash provided by (used in) investing
  activities...............................   (1,303)   (4,615)   10,661      (676)   (76,001)
Net cash provided by (used in) financing
  activities...............................     (520)   (1,558)    5,830    (4,656)    86,496
                                             -------   -------   -------   -------   --------
Net increase in (decrease in) cash and cash
  equivalents..............................  $ 5,374   $ 1,159   $23,413   $(3,091)  $ 20,311
                                             =======   =======   =======   =======   ========

  CASH FLOW

     Total cash and cash equivalents at September 30, 1998 were $55.4 million.

     OPERATING ACTIVITIES. For the three-year period ended December 31, 1997, we generated $21.5 million in net cash from operating activities, primarily driven by net income plus depreciation and amortization. During the first nine months of 1998, we generated cash flow from net income plus depreciation and amortization of approximately $19.6 million, of which a portion was utilized to temporarily pay down floorplan notes payable, resulting in net cash flow from operating activities of approximately $9.8 million.

  INVESTING ACTIVITIES. We obtained approximately $10.7 million from investing activities in 1997 primarily from the cash balances obtained in the acquisitions of the founding groups. The $76.0 million of cash used for investing activities in the first nine months of 1998 was primarily attributable to cash paid in completing acquisitions offset by the cash balances obtained in the acquisitions and purchases of property and equipment. Of the $7.2 million used in purchasing property and equipment, approximately $4.6 million related to the purchase of land and construction of facilities for new or expanded operations, including a new Lexus companion dealership located in south Houston, which we expect to be opened by the third quarter of 1999.

  FINANCING ACTIVITIES. We obtained approximately $5.8 million and $86.5 million from financing activities in 1997 and the nine months ended September 30, 1998, respectively. The net cash provided by financing activities for 1997 was primarily attributable to the net proceeds of our initial public offering of approximately $51.8 million offset primarily by the pay down of floorplan debt in the amount of $33.5 million. The cash attributable to the nine months ended September 30, 1998 was generated primarily from drawings on our credit facility and was utilized in completing acquisitions and supporting increased sales volume.

  WORKING CAPITAL. At September 30, 1998, we had working capital of $53.6 million. Historically, we have funded our operations with internally generated cash flow and borrowings. While we cannot guarantee it, based on current facts and circumstances, management believes we have adequate cash flow coupled with borrowings under our credit facility to fund our current operations.

  ACQUISITION FINANCING

     We anticipate that our primary use of cash will be for the completion of acquisitions. We expect the cash needed to complete our acquisitions will come from the operating cash flows of the existing dealerships, borrowings under our credit facility, other borrowings or equity or debt offerings. Although we believe that we will be able to obtain sufficient capital to fund acquisitions, we cannot guarantee that such capital will be available to us at the time it is required or on terms acceptable to us.

  CREDIT FACILITY

     In November 1998, we amended our credit facility to increase the commitment from $345 million to $425 million (which will be reduced to $405 million upon consummation of the Notes offering) and to extend the term of the credit facility from December 2000 to December 2001. The credit facility provides for a floorplan facility of $295 million for the financing of vehicle inventories and an acquisition facility of $130 million (which will be reduced to $110 million upon consummation of this Notes offering), for the financing of acquisitions, general corporate purposes and capital expenditures. As of December 31, 1998, there was $193.4 million drawn on the floorplan facility and $42.0 million drawn on the acquisition facility. The amount of funds available under the acquisition facility is dependent upon a calculation based on our cash flow and the maintenance of certain financial ratios. Upon consummation of the Notes offering and the application of the proceeds therefrom, $110 million will be available to be drawn under the acquisition facility, dependent upon a calculation based on our cash flow and the maintenance of certain financial ratios. Additionally, the credit facility contains various covenants, including financial ratios and other requirements which must be maintained by us. The credit facility also limits the amount we may pay as cash dividends.

     In January 1998, we entered into a three-year interest rate swap agreement with a bank. The effect of this swap is to convert the interest rate on $75 million of floorplan financing under the credit facility to a fixed rate of approximately 7.16%.

  SALE OF DEALERSHIP PROPERTIES TO CAPITAL AUTOMOTIVE REIT

     On December 21, 1998, we entered into an agreement with Capital Automotive REIT to sell nine of our dealership properties for approximately $32.3 million in cash. In connection with the sale of the properties, we have agreed to lease back the properties under leases with terms of 30 years, with termination options after 15, 20 and 25 years. As of December 31, 1998, we had closed the sale of six properties to Capital Automotive REIT pursuant to the terms of the agreement for approximately $20.0 million.

  LEASES

     We lease various real estate, facilities and equipment under long-term operating lease agreements, including leases with related parties. Substantially all related-party leases have terms of 30 years and are cancelable at our option ten years from execution of the lease and at the end of each subsequent five-year period.

CYCLICALITY

     Our operations, like the automotive retailing industry in general, can be impacted by a number of factors relating to general economic conditions, including consumer business cycles, consumer confidence, economic conditions, availability of consumer credit and interest rates. Although the above factors, among others, may impact our business, we believe the impact on our operations of future negative trends in such factors will be somewhat mitigated by our (1) strong parts, service and collision repair services, (2) variable cost salary structure, (3) geographic diversity and (4) product diversity.

SEASONALITY

     Our operations are subject to seasonal variations, with the second and third quarters generally contributing more operating profit than the first and fourth quarters. This seasonality is driven by three primary forces: (1) Manufacturer-related factors, primarily the historical timing of major Manufacturer incentive programs and model changeovers, (2) weather-related factors and (3) consumer buying patterns.

YEAR 2000 CONVERSION

     Year 2000 issues result from the inability of computer programs or computerized equipment to accurately calculate, store or use a date subsequent to December 31, 1999. The erroneous date can be interpreted in a number of different ways; typically the year 2000 is interpreted as the year 1900. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We recognize the need to ensure that our computer systems, equipment and operations will not be adversely impacted by the change to the calendar year 2000. In this regard, we have taken steps to identify potential areas of risk and have begun addressing these in our planning, purchasing and daily operations. We have not quantified the total cost of converting all internal systems, equipment and operations for the year 2000, but we do not expect the cost to be material to our financial position. In connection with acquisitions, we review and address the candidates year 2000 readiness during the due diligence process.

     We are currently reviewing the potential adverse impact resulting from the failure of our third party service providers and vendors to address any of their year 2000 issues.

     We are dependent upon our dealerships' computer systems in our daily operations. All of our dealerships are, or are expected to be, using a computer system supported by a major automobile dealership computer system provider. We have contacted each of these providers and have received assurance from the providers that their systems are, or will be, year 2000 ready. We are dependent upon these providers, as are most dealerships in the United States, to address the year 2000 issue.

     We are primarily dependent upon our Manufacturers for the production and delivery of new vehicles and parts. Although we have no reason to believe that our Manufacturers will not be year 2000 ready, we have been unable to obtain written assurance from them that their systems are year 2000 ready.

     Failure by us, the Manufacturers or our third party service providers and vendors to adequately address the year 2000 issue could have an adverse effect on us.

                                    BUSINESS

OVERVIEW

     Group 1 is a leading operator and consolidator in the highly fragmented automotive retailing industry. We currently own 63 dealership franchises comprised of 23 different brands of automobiles, and 12 collision service centers located in Texas, Oklahoma, Florida, New Mexico, Georgia and Colorado. Our dealerships include the second largest Toyota dealership and the fifth largest Lexus dealership in the United States, as ranked by 1998 new retail unit sales. Through our dealerships, we sell new and used cars and light trucks, provide maintenance and repair services, sell replacement parts and arrange related financing, vehicle service contracts and insurance.

     Simultaneously with the closing of our initial public offering in November 1997, we commenced dealership operations with the acquisition of four automobile dealership groups, known as our "founding groups", representing 30 automobile dealership franchises located in Texas and Oklahoma. In 1998, we acquired an additional 33 automobile dealership franchises in five states in ten separate acquisitions. Four of these acquisitions, consisting of 19 dealership franchises in Florida, Georgia, Texas, New Mexico and Colorado, were of dealership groups that are located in areas in which we had no operations or limited operations prior to the acquisition and serve as Platforms for our operations in such areas. The other six acquisitions consisted of 14 individual dealership franchises acquired as "tuck-ins" to existing platforms. During 1998 we sold one Subaru franchise and returned one Kia franchise to the Manufacturer. In addition, Chrysler ceased operation of the Eagle brand nationally, of which we had four franchises. These six franchises were insignificant to our operations. Additionally, we obtained two franchises through Manufacturer grants in December 1998 in areas of existing operations. In January 1999, we completed the Recent Acquisitions and entered into definitive agreements to acquire the Pending Acquisitions. See "Prospectus Supplement Summary -- Recent
Developments -- Pending and Recent Acquisitions."

     We believe that we are one of the ten largest automobile dealership retailers in the country in terms of revenues. On a pro forma basis for all of our completed acquisitions (excluding the three immaterial tuck-in acquisitions completed in 1998 and the Recent Acquisitions), we had revenues and EBITDA of $1,755.0 million and $63.3 million, respectively, for the twelve months ended September 30, 1998.

     We believe that our strengths include:

     - our senior management's experience in consolidating and operating in highly fragmented industries;

     - the reputation and experience of our management and our dealership principals as leaders in the automotive retailing industry;

     - our ability to utilize equity incentives to attract and retain high quality personnel;

     - our dealerships' established customer base and local name recognition;

     - our brand and geographic diversity;

     - our ability to capitalize on economies of scale;

     - our ability to save costs by centralizing the financing and certain administrative functions of our dealerships; and

     - our dealerships' proven ability to obtain high quality used vehicles at cost-effective prices through trade-ins and off-lease programs.

     We pursue a growth strategy led by a management team with extensive experience in consolidation and the management of growth companies led by B.B. Hollingsworth, Jr. Mr. Hollingsworth, Chairman of the Board, President and Chief Executive Officer of Group 1, has experience not only in the automotive retailing industry, but also in consolidating a major national industry. Mr. Hollingsworth served in various senior management capacities, including President, of Service Corporation International during its early growth period as the world's leading consolidator of the funeral industry.

BUSINESS STRATEGY

     We plan to capitalize on our position as a leading consolidator, while maintaining our high operating standards in the automotive retailing industry, by (1) emphasizing growth through acquisitions and (2) implementing an operating strategy that includes managing our dealerships on a decentralized basis, rewarding employees with equity grants and incentive compensation, centralizing certain administrative functions on a national basis, expanding our higher margin businesses, continuing our commitment to customer service and implementing new technology. By merging the management talent and proven operating capabilities of our dealership groups with a corporate management team that is experienced in achieving and managing long-term growth in a consolidation environment, we believe that we are in a strong position to execute this strategy.

  GROWTH THROUGH ACQUISITIONS

     Under our acquisition program, we pursue (1) platform acquisitions of large, profitable and well-managed dealerships in large metropolitan and high-growth suburban geographic markets that we do not currently serve and (2) smaller tuck-in acquisitions to existing platforms that allow us to increase brand diversity, capitalize on economies of scale and offer a greater breadth of products and services in each of the markets in which we operate. We have used and intend to continue to use our common stock to fund a significant portion of our acquisitions. In addition, we have a revolving credit facility, which, after the offering of the Notes, will provide us with the ability to borrow up to $110 million for acquisitions.

     ENTERING NEW GEOGRAPHIC MARKETS. We intend to expand into geographic markets that we do not currently serve by acquiring large, profitable and well established megadealers that are leaders in their regional markets. We pursue megadealers that have high quality personnel, and we attempt to retain this personnel. We believe that by retaining existing high quality management we will be able to effectively operate acquired megadealers with management personnel who understand the local market without having to employ and train new and untested personnel. We believe that we are positioned to pursue larger, well established acquisition candidates because of our depth of management, our capital structure and the reputation of our dealership principals as leaders in the automotive retailing industry.

     EXPANDING WITHIN EXISTING MARKETS. We plan to make tuck-in acquisitions of additional dealerships in each of the markets in which we operate, including acquisitions that increase the brands, products and services offered in these markets. We believe that these acquisitions will increase our operating efficiencies and cost savings on a regional level in areas such as facility and personnel utilization, vendor consolidation and advertising.

OPERATING STRATEGY

     We follow an operating strategy that focuses on decentralized dealership operations, centralization of certain administrative functions, expansion of higher margin businesses, customer service and new technology initiatives.

     We formed committees made up of the platform presidents and general managers of our dealerships in order to identify and share best practices. We believe that these committees promote the widespread application of our strategic programs, facilitate the integration of future acquisitions and improve operating efficiency and customer satisfaction.

     DECENTRALIZED DEALERSHIP OPERATIONS. We believe that by managing our dealerships on a decentralized basis, we provide superior customer service and a focused, market-specific responsiveness to sales, service, marketing and inventory control. Local presence and an in-depth knowledge of customers' needs and preferences are important in generating market share growth. By coordinating certain operations on a platform basis, we believe that we will achieve cost savings in such areas as vendor consolidation, data processing, personnel utilization and advertising. We create incentives for our management teams and sales forces through the use of stock options and cash bonus programs. In addition, the management of the dealerships we acquire generally receive significant equity positions in us as a result of our use of common stock in our acquisition program.

     NATIONALLY CENTRALIZED ADMINISTRATIVE FUNCTIONS. We believe that by consolidating the purchasing power of our dealerships on a centralized basis, we have benefited from significant cost savings. For example, since we began operations, we have reduced the interest rate on our floorplan financing. Furthermore, we have benefitted from the consolidation of administrative functions such as risk management, employee benefits and employee training. For example, we negotiated insurance coverage that reduced our annual insurance costs by 30 percent as compared to the annual insurance costs incurred by the founding groups and our acquisitions prior to their being acquired by us.

     EXPAND HIGHER MARGIN ACTIVITIES. We focus on expanding our higher margin businesses such as used vehicle retail sales, parts and service and arranging vehicle service, finance and insurance contracts. While each of our platforms operates independently in a manner consistent with its specific market's characteristics, each platform also pursues an integrated company-wide strategy which is designed to grow each of these higher margin businesses, enhance profitability and stimulate internal growth. With a competitive advantage in obtaining used vehicles, dealership franchises are especially well positioned to take advantage of industry growth in used vehicle sales. In addition, each of our dealerships offers an integrated parts and service department, which provides an important source of recurring higher margin revenues. We also generate incremental revenues on each new or used vehicle sold by arranging vehicle service, insurance, finance and lease contracts on these vehicles. We have negotiated and are currently realizing increased commissions on vehicle service contracts sales and on vehicle financing arrangements for certain customers. These increases represent revenue enhancements obtained through the consolidation of the dealerships.

     COMMITMENT TO CUSTOMER SERVICE. We focus on providing high quality customer service to meet the needs of our customers. Our dealerships strive to cultivate lasting relationships with their customers, and we believe these efforts increase our opportunities for significant repeat and referral business. For example, the dealerships regard their service and repair activities as an integral part of their overall approach to customer service. This approach provides us with an opportunity to foster ongoing relationships with customers and deepen customer loyalty. In addition, our dealerships continually review their selling processes in an effort to better meet the needs of their customers.

ACQUISITIONS COMPLETED AFTER OUR INITIAL PUBLIC OFFERING

     In 1998, we acquired 33 additional automobile dealership franchises located in five states. These acquisitions consist of four platform acquisitions representing 19 dealership franchises in Florida, Georgia, Texas, New Mexico and Colorado and six tuck-in acquisitions of 14 individual dealership franchises in our existing areas of operation. These acquired dealerships (excluding three immaterial tuck-in acquisitions described in the table below) had combined pro forma revenues and EBITDA of $675.8 million and $28.0 million, respectively, in 1997. The total consideration paid for all of these acquisitions, including the three excluded immaterial tuck-in acquisitions and certain related real estate acquired, excluding the assumption of approximately $103.1 million of inventory financing, was $68.1 million in cash (net of cash received), the assumption of approximately $2.9 million in mortgage financing and 3,516,805 shares of our common stock. In addition, we obtained two franchises through manufacturer grants in areas of existing operations. In January 1999, we completed the Recent Acquisitions and entered into definitive agreements to acquire the Pending Acquisitions. See "Prospectus Supplement Summary -- Recent
Developments -- Pending and Recent Acquisitions."

     The following is a summary of our platform acquisition history:

                                                                                                      1997
                                                                                       DATE        PRO FORMA
           PLATFORM                    FRANCHISE                 LOCATION            ACQUIRED     REVENUES(1)
           --------                    ---------                 --------            --------    --------------
                                                                                                 (IN MILLIONS)
Carroll.......................  Ford                      Hollywood, Florida        March 1998       $245.8
                                Ford                      Miami, Florida
                                Ford                      Atlanta, Georgia
Maxwell.......................  Chrysler (3 franchises)   Austin, Texas             April 1998        106.6
                                Plymouth (3 franchises)
                                Jeep
                                Dodge
                                Eagle(2)
                                Subaru(3)
Johns.........................  Chrysler                  Albuquerque, New Mexico   May 1998          117.2
                                Plymouth
                                Jeep
                                Eagle(2)
                                Chevrolet
Luby..........................  Chevrolet                 Denver, Colorado          July 1998          63.2

---------------
(1) Pro forma revenues gives effect to certain adjustments made to the historical revenues of the acquired dealerships.
(2) The Eagle brand ceased operations after the 1998 model year. These franchises were not significant to our platform operations.
(3) This franchise was sold post-closing and was not significant to the operations of the Maxwell Group.

     The following table summarizes our tuck-in acquisitions and the platforms into which such acquisitions were incorporated:

                                                                                                      DATE
                   PLATFORM                         FRANCHISE                LOCATION               ACQUIRED
                   --------                         ---------                --------               --------
Austin.........................................  Ford(1)              Austin, Texas               February 1998
Beaumont.......................................  Mercedes Benz(1)     Beaumont, Texas             April 1998
                                                 Volvo(1)
                                                 Dodge(1)
                                                 Buick(1)
                                                 Nissan(1)
Maxwell........................................  Chrysler             Austin, Texas               May 1998
                                                 Dodge
                                                 Plymouth
                                                 Jeep
                                                 Eagle(2)
Carroll........................................  Ford                 Homestead, Florida          May 1998
Dallas.........................................  Dodge(1)             Dallas, Texas               July 1998
Maxwell........................................  Ford                 Austin, Texas               August 1998
Johns..........................................  Pontiac(1)           Albuquerque, New Mexico     January 1999
                                                 Buick(1)
                                                 GMC(1)
Howard.........................................  Chevrolet(1)         Tulsa, Oklahoma             January 1999

---------------
(1) Except as expressly provided otherwise, the financial results of operations of these dealerships, prior to their acquisition by us, are not included in the pro forma financial information contained in this prospectus supplement, including the Pro Forma Consolidated Financial Statements. The historical financial information of these dealerships were not available in sufficient detail to accurately include them in the pro forma financial information in this prospectus supplement. These dealerships had aggregate revenues of approximately $215 million in 1997.
(2) The Eagle brand ceased operations nationally after the 1998 model year. These franchises were not significant to our platform's operations.

     In addition, we were granted Cadillac and Pontiac dealership franchises by General Motors in December 1998. The two dealership franchises will be located at our Beaumont automall.

INDUSTRY OVERVIEW

     With more than $600 billion in 1997 sales, automotive retailing is the largest retail trade sector in the United States. The industry is highly fragmented and largely privately held with approximately 22,000 automobile dealership locations representing more than 49,000 franchised dealerships. In 1997, U.S. franchised automobile dealers sold 15.2 million new vehicles and 18.9 million used vehicles for sales of approximately $342.1 billion and $174.8 billion, respectively. It is estimated that these sales by franchised automobile dealers account for one-fifth of the nation's total retail sales of all products and merchandise. Since 1993, new vehicle revenues have grown at a 7.8% compound annual rate. Over the same period, used vehicle revenues have grown at a 11.0% compound annual rate. Slower unit volume growth over this time period has been offset by the rising prices associated with new vehicles and, on average, the higher prices paid for later model high quality used vehicles which now comprise a significant part of the used vehicle market. Automobile sales are affected by many factors, including rates of employment, income growth, interest rates, weather patterns and other national and local economic conditions, automotive innovations and general consumer sentiment.

     The following table sets forth new and used vehicle sales by franchised automobile dealers in the United States for each of the five years ended December 31, 1997. New vehicles can only be sold at retail by franchised dealerships. The following table excludes sales of used vehicles by nonfranchised dealerships and casual sales by individuals.

                                                 UNITED STATES FRANCHISED DEALERS' VEHICLE SALES
                                                 -----------------------------------------------
                                                  1993      1994      1995      1996      1997
                                                 -------   -------   -------   -------   -------
                                                    (UNITS IN MILLIONS; DOLLARS IN BILLIONS)
New vehicle unit sales.........................    13.9      15.1      14.8      15.1      15.2
New vehicle sales..............................  $253.0    $289.9    $302.7    $328.4    $342.1
Used vehicle unit sales........................    16.3      17.8      18.5      19.2      18.9
Used vehicle sales.............................  $115.0    $138.6    $157.0    $171.8    $174.8
Total vehicle sales............................  $368.0    $428.5    $459.7    $500.2    $516.9
Annual growth in total vehicle sales...........    15.0%     16.5%      7.3%      8.8%      3.3%

     Manufacturers originally established franchised dealer networks for the distribution of their vehicles as single-dealership, single-owner operations. In return for distribution rights within specified territories, Manufacturers exerted significant influence over such matters as a dealer's location, inventory size and composition and merchandising programs, as well as the identity of owners and managers. This strict control contributed to the proliferation of small dealerships, which at their peak in the late 1940s numbered in excess of 46,000 dealership locations. Several Manufacturers went out of business in the 1950s, and the number of dealership locations decreased to 36,000 by 1960.

     Significant industry changes took place in the 1970s when fuel shortages forced dramatic increases in gasoline prices and foreign Manufacturers increased their penetration of the U.S. market with fuel-efficient, low-cost vehicles. As a result of these competitive pressures, dealers were able to negotiate significant changes in the traditional distribution system with Manufacturers. Dealers began to add foreign franchises and the phenomenon of the multi-franchise automobile dealer, or megadealer, emerged, prompting the significant acquisition and consolidation activities of the 1980s. The easing of restrictions against megadealers, competitive pressures upon undercapitalized dealerships and the aging of dealership owners has led to further consolidation of the industry. Since 1960, the number of dealership locations has declined 39% to the current 22,000 level.

     As the industry has evolved, so has the dealership profile. Over the past three decades, there has been a trend toward fewer, but larger, dealerships. In 1997, each of the largest 100 dealer groups had more than $170 million in revenues. Although significant consolidation has taken place since its inception, today the industry remains highly fragmented, with the largest 100 dealer groups generating approximately 10% of total sales revenues and controlling approximately 6% of all franchised dealerships. We believe that these factors, together with increasing capital requirements for operating automobile dealerships, lack of a viable exit strategy (especially for larger dealerships) and the aging of dealership owners provide an attractive environment for our consolidation program.

     As with retailers generally, automobile dealership profitability varies widely and depends in part on the effective management of inventory, marketing, quality control and responsiveness to customers. Since 1991, retail automobile dealerships in the United States have earned on average between 12.7% and 14.1% total gross margin on sales with smaller dealerships generally realizing a higher gross margin than larger dealerships. New vehicle sales were the smallest proportionate contributors to dealers' gross profits during this period, most recently earning an average gross margin of 6.4% in 1997. Used vehicles provided higher gross margins than new vehicles during this period, with an average used vehicle gross margin of 10.8% in 1997. Dealerships also offer a range of other services and products, including repair and warranty work, replacement parts, extended service contracts, financing and credit insurance.

DEALERSHIP OPERATIONS

     The following is a list of our 63 automobile dealership franchises:

      STATE                          DEALERSHIP/FRANCHISE                   METROPOLITAN AREA
      -----                          --------------------                   -----------------
Texas.............  Acura Southwest                                         Houston
                    Sterling McCall Lexus                                    Houston
                    Sterling McCall Toyota                                   Houston
                    A.J. Foyt Honda, Isuzu                                   Houston
                    Mike Smith Autoplaza -- Cadillac, GMC, Honda,            Beaumont
                      Lincoln, Mercury, Mitsubishi, Oldsmobile, Pontiac
                    Autoplex 2000 -- Buick, Dodge,   Mercedes-Benz,          Beaumont
                    Nissan, Volvo
                    Town North Nissan, Mitsubishi, Suzuki                    Austin
                    Round Rock Nissan                                        Austin
                    Elgin Ford                                               Austin
                    Prestige Chrysler Plymouth Northwest                     Austin
                    Prestige Chrysler Plymouth South                         Austin
                    Maxwell Chrysler Plymouth Jeep Dodge                     Austin
                    Highland Autoplex -- Chrysler, Dodge, Jeep,   Plymouth   Austin
                    Maxwell Ford                                             Austin
                    Courtesy Nissan                                          Dallas
                    McKinney Dodge                                           Dallas
Oklahoma..........  Bob Howard Automall -- Chrysler, GMC, Isuzu,   Jeep,    Oklahoma City
                    Plymouth, Pontiac
                    Bob Howard Chevrolet                                     Oklahoma City
                    Bob Howard Toyota                                        Oklahoma City
                    Bob Howard Dodge                                         Oklahoma City
                    Bob Howard Honda, Acura                                  Oklahoma City
                    Bob Howard Nissan                                        Oklahoma City
                    South Pointe Chevrolet                                   Tulsa
Florida...........  World Ford Hollywood                                    Hollywood
                    World Ford Kendall                                       Miami
                    World Ford Homestead                                     Homestead
Georgia...........  Perimeter Ford                                          Atlanta
New Mexico........  Casa Chevrolet                                          Albuquerque
                    Westside Chrysler, Plymouth, Jeep                        Albuquerque
                    Sunshine Pontiac, Buick and GMC                          Albuquerque
Colorado..........  Luby Chevrolet                                          Denver

     Each of our platforms has an established management structure that promotes and rewards entrepreneurial spirit, individual pride and responsibility and the achievement of team goals. The general manager of each dealership is ultimately responsible for the operation, personnel and financial performance of the dealership. The general manager is complemented with a management team consisting of a new vehicle sales manager, used vehicle sales manager, parts and service managers and finance managers. Each dealership is operated as a distinct profit center, in which dealership general managers are given a high degree of autonomy. The general manager and the other members of the dealership management team, as long-time members of their local communities, are typically best able to judge how to conduct day-to-day operations based on the team's experience in and familiarity with its local market.

  NEW VEHICLE SALES

     We currently represent 23 American, Asian and European brands of economy, family, sports and luxury cars and light trucks and sport utility vehicles. The following table sets forth for the nine months ended September 30, 1998, certain information relating to the brands of new vehicles sold at retail by Group 1 on a pro forma basis assuming that all of our dealerships (other than the Recent Acquisitions and the Pending Acquisitions) were acquired on January 1, 1998. These results may not be indicative of our results after the acquisition of the dealerships by us:

                                                     NUMBER OF NEW VEHICLES   PERCENTAGE
                                                     ----------------------   ----------
Ford...............................................           8,797              25.2%
Toyota.............................................           5,293              15.2
Chevrolet..........................................           3,404               9.8
Nissan.............................................           3,261               9.4
Dodge..............................................           2,404               6.9
Honda..............................................           2,332               6.7
Plymouth...........................................           1,557               4.5
Lexus..............................................           1,421               4.1
Chrysler...........................................           1,321               3.8
Jeep...............................................             999               2.9
GMC................................................             865               2.5
Acura..............................................             854               2.5
Pontiac............................................             589               1.7
Mitsubishi.........................................             571               1.6
Isuzu..............................................             530               1.5
Oldsmobile.........................................             161               0.5
Mercury............................................             156               0.4
Suzuki.............................................              77               0.2
Mercedes-Benz......................................              73               0.2
Buick..............................................              61               0.2
Lincoln............................................              53               0.1
Cadillac...........................................              47               0.1
Other(1)...........................................              22               0.0
                                                             ------             -----
          Total....................................          34,848             100.0%
                                                             ======             =====

---------------

(1) Includes Volvo and Eagle. In 1998, Chrysler discontinued the Eagle line of vehicles. As a result, we no longer sell the Eagle line of vehicles.

     Our dealerships' new vehicle retail sales include traditional new vehicle retail lease transactions and lease-type transactions, both of which are arranged by the dealerships. New vehicle leases generally have short terms, which brings the consumer back to the market sooner than if the purchase were debt financed. In addition, leases provide our dealerships with a steady source of late-model, off-lease vehicles for their used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, which allows the dealerships to provide repair service to the lessee throughout the lease term.

     Our dealerships seek to provide customer-oriented service designed to meet the needs of its customers and establish lasting relationships that will result in repeat and referral business. For example, the dealerships strive to:

     - employ more efficient selling approaches;

     - utilize computer technology that decreases the time necessary to purchase a vehicle;

     - engage in extensive follow-up after a sale in order to develop long-term relationships with customers; and

     - extensively train their sales staffs to be able to meet the needs of the customer.

     The dealerships continually evaluate innovative ways to improve the buying experience for their customers. We believe that our ability to share best practices among our dealerships gives us an advantage over smaller dealerships.

     Our dealerships acquire substantially all their new vehicle inventory from the Manufacturers. Manufacturers allocate a limited inventory among their franchised dealers based primarily on sales volume and input from dealers. The dealerships generally finance their inventory purchases through revolving credit arrangements, including a portion of our credit facility, known in the industry as floorplan facilities.

     USED VEHICLE SALES. We sell used vehicles at each of our franchised dealerships. Sales of used vehicles have become an increasingly significant source of profit for the dealerships. Consumer demand for used vehicles has increased as prices of new vehicles have risen and as more high quality used vehicles have become available. Furthermore, used vehicles typically generate higher gross margins than new vehicles because of their limited comparability and the somewhat subjective nature of their valuation. We intend to continue growing our used vehicle sales operations by maintaining a high quality inventory, providing competitive prices and extended service contracts for our used vehicles and continuing to promote used vehicle sales.

     Profits from sales of used vehicles depend primarily on the dealerships' ability to obtain a high quality supply of used vehicles and effectively manage that inventory. Our new vehicle operations provide the used vehicle operations with a large supply of high quality trade-ins and off-lease vehicles, which are the best sources of high quality used vehicles. The dealerships supplement their used vehicle inventory with used vehicles purchased at auctions.

     Each of our dealerships generally maintains a 35-day supply of used vehicles and offers to other dealers and wholesalers used vehicles that they do not retail to customers. Trade-ins may be transferred among our dealerships to provide balanced inventories of used vehicles at each of our dealerships. We believe that the acquisitions of additional dealerships will expand our internal market for transfers of used vehicles among our dealerships and, therefore, increase the ability of each of our dealerships to offer the same brand of used vehicles as it sells new and to maintain a balanced inventory of used vehicles. We intend to develop integrated computer inventory systems that will allow us to coordinate vehicle transfers between our dealerships, primarily on a regional basis.

     Our dealerships have taken several steps towards building client confidence in their used vehicle inventory, one of which includes their participation in manufacturer certification processes which are available only to new vehicle franchises. This process makes these used vehicles eligible for new vehicle benefits such as new vehicle finance rates and extended manufacturer warranties. In addition, the dealerships offer extended service contracts covering the used vehicles that they sell.

     We believe that our franchised dealerships' strengths in offering used vehicles include: (1) access to trade-ins on new vehicle purchases, which are typically lower mileage and higher quality relative to trade-ins on used car purchases, (2) access to late-model, low mileage off-lease vehicles, and (3) the availability of manufacturer certification programs for our higher quality used vehicles. This supply of high quality trade-ins and off-lease vehicles reduces our dependence on auction vehicles, which are typically a higher cost source of used vehicles.

  PARTS AND SERVICE SALES

     We provide parts and service at each of our franchised dealerships primarily for the vehicle makes sold at that dealership. We perform both warranty and non-warranty service work. In addition to each of our dealerships parts and service businesses, we own 12 collision service centers which are located at certain of our dealerships.

     Historically, the automotive repair industry has been highly fragmented. However, we believe that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to retain the expertise to perform major or technical repairs. Additionally, Manufacturers permit warranty work to be performed only at franchised dealerships. Hence, unlike independent service stations, or independent and superstore used car dealerships with service operations, our franchised dealerships are qualified to perform work covered by Manufacturer warranties. Given the increasing technological complexity of motor vehicles and the trend toward extended manufacturer and dealer warranty periods for new vehicles, we believe that an increasing percentage of repair work will be performed at our franchised dealerships, each of which have the sophisticated equipment and skilled personnel necessary to perform such repairs and offer extended service contracts.

     We attribute our profitability in parts and service to a comprehensive management system, including the use of variable rate pricing structures, cultivation of strong customer relationships through an emphasis on preventive maintenance and the efficient management of parts inventory.

     In charging for their mechanics' labor, the dealerships use variable rate structures designed to reflect the difficulty and sophistication of different types of repairs. The percentage mark-ups on parts are similarly priced based on market conditions for different parts. We believe that variable rate pricing helps our dealerships achieve overall gross margins in parts and service which are superior to those of certain competitors who rely on fixed labor rates and percentage markups.

     Our dealerships seek to retain each vehicle purchaser as a customer of the dealership's parts and service departments. The dealerships have systems in place which track their customers' maintenance records and notify owners of vehicles purchased or serviced at the dealerships when their vehicles are due for periodic services. The dealerships regard service and repair activities as an integral part of their overall approach to customer service, which provides an opportunity to foster ongoing relationships with the dealership's customers and deepen customer loyalty.

     The dealerships' parts departments support their respective sales and service departments. Each of the dealerships sells factory-approved parts for vehicle makes and models sold by that dealership. These parts are either used in repairs made by the dealership or sold at retail to its customers or at wholesale to independent repair shops and other franchised dealerships. Currently, each of the dealerships employs its own parts manager and independently controls its parts inventory and sales. Our dealerships that sell the same new vehicle makes have access to each other's computerized inventories and frequently obtain unstocked parts from our other dealerships.

  OTHER DEALERSHIP REVENUES

     Other dealership revenues consist primarily of finance and insurance income. The dealerships arrange financing for their customers' vehicle purchases, sell extended service contracts and arrange selected types of credit insurance in connection with the financing of vehicle sales. The dealerships place heavy emphasis on finance and insurance ("F&I") and offer advanced F&I training to their finance and insurance managers. Typically, the dealerships forward proposed financing contracts to Manufacturers' captive finance companies, selected commercial banks or other financing parties. The dealerships receive a financing fee from the lender for arranging the financing and are typically assessed a charge-back against a portion of the financing fee if the contract is terminated prior to its scheduled maturity for any reason, such as early repayment or default. As a result, the dealerships must arrange financing for a customer that is competitive (i.e., the customer is more likely to accept the financing terms and the loan is less likely to be refinanced) and affordable (i.e., the loan is more likely to be repaid). We do not own a finance company and, generally, do not retain significant credit risk after a loan is made.

     At the time of a new vehicle sale, the dealerships offer extended service contracts to supplement the manufacturer warranty. Additionally, the dealerships sell primary service contracts for used vehicles. Currently, the dealerships sell service contracts of third party vendors, for which they recognize a commission upon the sale of the contract.

     The dealerships also offer certain types of credit insurance to customers who arrange the financing of their vehicle purchases through the dealerships. The dealerships sell credit life insurance policies to these customers, which policies provide for repayment of the vehicle loan if the obligor dies while the loan is outstanding. The dealerships also sell accident and disability insurance policies, which provide payment of the monthly loan obligations during a period in which the obligor is disabled. Currently, the dealerships primarily sell such insurance through third party vendors, for which they recognize a commission upon the sale of the contract.

FACILITIES

     We use a number of facilities to conduct our dealership operations. Each of our dealerships may include facilities for (1) new and used vehicle sales, (2) vehicle service operations, (3) retail and wholesale parts operations, (4) collision service operations, (5) storage and (6) general office use. We try to structure our operations so as to avoid the ownership of real property. In connection with our acquisitions, we generally seek to lease rather than acquire the facilities on which the acquired dealerships are located. We generally enter into lease agreements with respect to such facilities that have 30 year terms and are cancelable at our option after an initial 10 year period and at the end of each subsequent five year period. As a result, we lease a substantial majority of our facilities, and most of our facilities are subject to long term leases.

AGREEMENTS WITH MANUFACTURERS

     The following table sets forth the percentage of our new vehicle retail unit sales attributable to the Manufacturers we represent:

                                                                 PERCENTAGE OF OUR
                                                                    NEW VEHICLE
                                                                 PRO FORMA RETAIL
                                                                UNITS FOR THE NINE
                                                                   MONTHS ENDED
MANUFACTURER                                                   SEPTEMBER 30, 1998(1)
------------                                                   ---------------------
Ford........................................................            25.7%
Toyota/Lexus................................................            19.3
Chrysler....................................................            18.1
General Motors..............................................            14.8
Nissan......................................................             9.4
Honda/Acura.................................................             9.2
Other.......................................................             3.5
                                                                       -----
          Total.............................................           100.0%
                                                                       =====

---------------

     (1) Does not give effect to the Recent Acquisitions or the Pending Acquisitions.

     FRANCHISE AGREEMENTS. Each of our dealerships operates under a franchise agreement with one of our Manufacturers (or authorized distributors). Under our dealership franchise agreements, the Manufacturers exert considerable influence over the operations of our dealerships. Each of the franchise agreements may be terminated or not renewed by the Manufacturer for a variety of reasons, including any unapproved change of ownership or management. While we believe that we will be able to renew all of our franchise agreements, we cannot guarantee that all of our franchise agreements will be renewed or that the terms of the renewals will be favorable to us.

     Our franchise agreements do not give us the exclusive right to sell a Manufacturer's product within a given geographic area. Accordingly, a Manufacturer may, subject to any protection of state law, grant another dealer a franchise to start a new dealership near one of our locations, or an existing dealer may move its dealership to a location which would compete directly with us.

     ACQUISITIONS. We must obtain the consent of the Manufacturer prior to the acquisition of any of its dealership franchises. Delays in obtaining, or failing to obtain, Manufacturer approvals for dealership acquisitions could adversely affect our growth strategy. Obtaining the consent of a Manufacturer for the acquisition of a dealership could take a significant amount of time or might be rejected entirely. Obtaining the approvals of the Manufacturers for the acquisition of our founding groups took almost one year.

     In determining whether to approve an acquisition, Manufacturers may consider many factors, including the moral character and business experience of the dealership principals and the financial condition, ownership structure and customer satisfaction index scores of our dealerships.

     Our Manufacturers attempt to measure customers' satisfaction with automobile dealerships through systems generally known as the customer satisfaction index or "CSI". The Manufacturers have modified the components of their CSI scores from time to time in the past, and they may replace them with different systems.

     In addition, a Manufacturer may limit the total number of its dealerships that we may own or the number that we may own in a particular geographic area. The following is a summary of the restrictions imposed by our most significant Manufacturers.

     Ford. Ford currently limits the number of dealerships that we may own to the greater of (1) 15 Ford and 15 Lincoln Mercury dealerships and (2) that number of Ford and Lincoln Mercury dealerships accounting for 5% of the preceding year's total Ford and Lincoln Mercury retail sales of those brands in the United States. In addition, Ford limits us to one Ford dealership in a Ford-defined market area having two or less authorized Ford dealerships and one-third of the Ford dealerships in any Ford-defined market area having more than three authorized Ford dealerships. In many of its dealership franchise agreements, Ford has the right of first refusal to acquire, subject to applicable state law, the Ford franchised dealership when its ownership changes.

     Toyota. Toyota restricts the number of dealerships that we may own and the time frame over which they may be acquired. We can acquire no more than two Toyota dealerships in each semi-annual period from January to June and July to December until we acquire a total of seven Toyota dealerships. After we acquire seven Toyota dealerships we can acquire, if we are then qualified, additional dealerships over a minimum of seven semi-annual periods up to a maximum number of dealerships equal to 5% of Toyota's aggregate national annual retail sales volume. In addition, Toyota restricts the number of Toyota dealerships that we may acquire in any Toyota-defined region and "Metro" market, as well as any contiguous market. We may acquire only three Lexus dealerships nationally and two Lexus dealerships in any one of the four Lexus geographic areas. While we recently have been granted a Lexus companion dealership located south of Houston, this dealership is not considered by Lexus to be a new and separate Lexus dealership for purposes of the restriction on the number of Lexus dealerships we may acquire.

     Chrysler. Currently, we have no agreement with Chrysler restricting our ability to acquire Chrysler dealerships. Chrysler has advised us that in determining whether to approve an acquisition of a Chrysler dealership, Chrysler considers the number of Chrysler dealerships the acquiring company already owns. Chrysler currently considers carefully, on a case-by-case basis, any acquisition that would cause the acquiring company to own more than 10 Chrysler dealerships nationally, six in the same Chrysler-defined zone and two in the same market.

     General Motors. General Motors currently limits the number of GM dealerships that we may acquire prior to October 1999 to five additional GM dealership locations (any one dealership, however, may include a number of different GM franchises, such as a combination of GMC, Pontiac and Buick franchises). In addition, GM limits the maximum number of GM dealerships that we may acquire at any time to 50% of the GM dealerships, by franchise line, in a GM-defined geographic market area. However, our current agreement with GM does not include Saturn dealerships and our future acquisition of a Saturn dealership will be subject to GM approval on a case-by-case basis.

     Nissan. Nissan restricts us from owning Nissan dealerships whose primary marketing areas ("PMA", as defined by Nissan) competitive segment registration count comprises more than 5% of Nissan's total national competitive segment registrations based on the sum of the retail competitive segment registrations in PMAs associated with us; or 20% of any Nissan region's total competitive segment registrations contained in all PMAs associated with us in that region.

     Honda. Under our current agreement with Honda, Honda limits the number of dealerships that we may own to (1) seven Honda and three Acura franchises nationally, (2) one Honda dealership in a Honda-defined "Metro" market with two to 10 Honda dealership points, (3) two Honda dealerships in a Metro market with 11 to 20 Honda dealership points, (4) three Honda dealerships in a Metro market with 21 or more Honda dealership points, (5) no more than 4% of the Honda dealerships in any one of the 10 Honda geographic zones, (6) one Acura dealership in a Metro market, and (7) two Acura dealerships in any one of the six Acura geographic zones.

     Honda has proposed a new agreement to replace our current agreement. Honda has proposed that we could acquire Honda dealerships representing up to 6% of total Honda unit sales in the United States by December 31, 2005, increasing 1% each year beginning January 1, 2002 from the 2% level in effect through December 31, 2001. Also under the proposed new agreement, we could acquire no more than two Acura dealerships in a Metro market with four or more dealer points and one Acura dealership in other Metro markets, three Acura dealerships in any one of the six Acura geographic zones and five Acura dealerships nationally.

     We currently own six Ford, one Lincoln, one Mercury, 21 Chrysler, two Toyota, one Lexus, three Honda and two Acura dealership franchises and eight General Motors dealership locations. Under current restrictions, we may acquire the maximum number of Toyota dealerships described above based on aggregate national retail sales volume of Toyota, two additional Lexus dealerships, four additional Honda dealerships, one additional Acura dealership, approximately 400 additional Ford and Lincoln Mercury dealerships and five additional GM dealership locations prior to October 1999, subject to being increased.

     FINANCINGS. Provisions in our agreements with our Manufacturers may restrict in the future our ability to obtain financing. Our current agreement with Honda requires Honda's consent for any equity offering. Honda's proposed new agreement with us does not contain that requirement. We have not negotiated or executed the proposed new agreement, nor have we obtained Honda's consent for the common stock offering. If Honda were to claim that we breached its existing agreement with us by consummating the Common Stock Offering and seek to enforce its remedies, we could be adversely affected.

     If we materially breach our agreement with Honda, Honda could purchase our Honda and Acura dealerships at their fair market value and terminate our dealer agreements with Honda and Acura. For the nine-month period ended September 30, 1998, our Honda and Acura dealerships represented approximately 8.9% and 8.4% of our pro forma revenues and operating income, respectively.

     Honda's proposed new agreement prohibits pledging the stock of Honda franchised dealerships to secure debt financing, although it allows pledging the proceeds from the sale of Honda franchised dealership stock. We are continuing to negotiate with Honda on the terms of the proposed new agreement.

     Our agreement with General Motors contains provisions prohibiting pledging the stock of our GM franchised dealerships. Our agreement with Ford permits pledging our Ford franchised dealerships' stock and assets, but only for Ford dealership-related debt. Moreover, our Ford agreement permits our Ford franchised dealerships to guarantee, and to use Ford franchised dealership assets to secure, our debt, but only for Ford dealership-related debt. Ford has waived that requirement with respect to the Notes and the subsidiary guarantees. If, however, we fail to meet certain minimum financial ratios, Ford can reject any acquisitions of Ford franchised dealerships and/or purchase our Ford franchised dealerships.

     OUR OWNERSHIP AND MANAGEMENT. As a condition to granting their consent to our previous acquisitions and our initial public offering, some Manufacturers have imposed other restrictions on us.

     These restrictions prohibit, among other things:

     - any one person who in the opinion of the Manufacturer is unqualified to own its franchised dealership or has interests incompatible with the Manufacturer from acquiring more than a specified percentage of our common stock (for example, 5% in the case of Honda; 20% in the case of General Motors, Toyota and Nissan, and 50% in the case of Ford);

     - certain material changes in us or extraordinary corporate transactions such as a merger or sale of a material amount of our assets;

     - the removal of a dealership general manager without the consent of the Manufacturer

     - the use of dealership facilities to sell or service new vehicles of other Manufacturers in certain situations; and

     - changes in control of our Board of Directors or management.

     If we are unable to comply with these restrictions, we generally must (1) sell the assets of the dealerships to the Manufacturer or to a third party acceptable to the Manufacturer or (2) terminate the dealership agreements with the Manufacturer. The Manufacturers may impose additional restrictions on us in the future.

     Our current agreement with Honda gives Honda the right to approve the acquisition of more than 5% of our common stock by any individual or entity, and any subsequent acquisition of more than 10% by such individual, if Honda determines that such acquisition is reasonably detrimental to its interests. Honda may determine that such acquisition is reasonably detrimental to its interests if the acquiring person: competes with Honda, has criminal affiliations or a criminal record, has inadequate experience in the automotive sales and service business, has an unacceptable credit rating, has unacceptable CSI scores or has had prior unsatisfactory relationships with Honda.

     An institutional investor may acquire up to 10% of our common stock without the consent of Honda, unless the institutional investor competes with Honda, has criminal affiliations or a criminal record, or has acquired, or has a reasonable likelihood of acquiring, a controlling interest in us.

     We are required to notify Honda with respect to any such acquisition or proposed acquisition, and if Honda does not approve of the acquisition, we are required to use our best efforts to prevent the acquisition or, if the acquisition has already occurred, to reacquire the shares so transferred. If we are unable to prevent the acquisition or to reacquire the shares we will be in material breach of our agreement with Honda.

     In addition, under our agreement with Honda, each stockholder of the founding groups has agreed not to sell, transfer or in any manner encumber any of the shares of our common stock he acquired in connection with our acquisition of the founding groups, or enter into any agreement or other arrangement providing for the voting of such shares of common stock, without the prior written approval of Honda. If one of these stockholders violates this restriction, we must inform Honda. If Honda does not approve the transfer, and we cannot acquire the shares or arrange for the retransfer of such shares to a person approved by Honda, we will be in breach of our agreement with Honda. The new agreement proposed by Honda does not contain these restrictions on our stockholders.

     Our agreement with Honda also provides that if an entity that Honda has not approved acquires or threatens to acquire a controlling interest in us or any of our Honda or Acura dealerships, we will be in breach of our agreement with Honda.

     OPERATIONS. We depend on our Manufacturers for operational support:

     - We depend on the Manufacturers to provide us with a desirable mix of new vehicles. The most popular vehicles usually produce the highest profit margins and are frequently difficult to obtain from the Manufacturers. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins.

     - We depend on the Manufacturers for sales incentives and other programs that are intended to promote dealership sales or support dealership profitability. Manufacturers historically have made many changes to their incentive programs during each year. A discontinuation or change in Manufacturers' incentive programs could adversely affect our business. Moreover, some Manufacturers use a dealership's CSI scores as a factor for participating in incentive programs. Failure to comply with the CSI standards could adversely affect our participation in dealership incentive programs, which could have a material adverse effect on us.

     Our Manufacturer agreements also specify that we cannot operate a dealership franchised by another Manufacturer in the same building as that Manufacturer's franchised dealership in certain situations. In addition, some Manufacturers, like GM, are in the process of realigning their franchised dealerships along defined "channels", such as combining Pontiac, Buick and GMC in one dealership location. As a result, GM may require us to move or sell some dealerships. Moreover, our Manufacturers generally require that the dealership premises meet defined image standards. All of these requirements could impose significant capital expenditures on us in the future.

COMPETITION

     The automotive retailing industry is highly competitive. In large metropolitan areas, consumers have a number of choices in deciding where to purchase a new or used vehicle and where to have such vehicle serviced.

     In the new vehicle area, our dealerships compete with other franchised dealers in their marketing areas. The dealerships do not have any cost advantage in purchasing new vehicles from Manufacturers, and typically rely on advertising and merchandising, sales expertise, service reputation and location of the dealership to sell new vehicles. In recent years, automobile dealers have also faced increased competition in the sale or lease of new vehicles from independent leasing companies, on-line purchasing services and warehouse clubs. In addition, Ford has started to acquire and subsequently operate automobile dealerships for the purpose of consolidating Ford dealerships. For example, Ford acquired dealerships in Tulsa, Oklahoma and entered into an agreement with Republic Industries, Inc. to jointly acquire Ford dealerships in Rochester, New York. Ford also announced that it is exploring the possibility of going into business with some of its dealers to create automotive superstores in selected markets.

     In used vehicles, the dealerships compete with other franchised dealers, independent used car dealers, automobile rental agencies, private parties and used car "superstores" for supply and resale of used vehicles. Used car "superstores" have recently opened in certain markets in which the dealerships compete. We believe that additional used car "superstores" will open in other markets in which we operate.

     We believe that the principal competitive factors in vehicle sales are the marketing campaigns conducted by Manufacturers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships and the quality of customer service. Other competitive factors include customer preference for particular brands of automobiles, pricing (including Manufacturer rebates and other special offers) and warranties. We believe that our dealerships are competitive in all of these areas that they control.

     The dealerships compete against franchised dealers to perform warranty repairs and against other automobile dealers, franchised and independent service center chains and independent garages for non-warranty repair and routine maintenance business. The dealerships compete with other automobile dealers, service stores and auto parts retailers in their parts operations. We believe that the principal competitive factors in parts and service sales are price, the use of factory-approved replacement parts, the familiarity with a Manufacturer's brands and models and the quality of customer service. A number of regional or national chains offer selected parts and services at prices that may be lower than the dealerships prices.

GOVERNMENTAL REGULATIONS

     A number of regulations affect our business of marketing, selling, financing and servicing automobiles. We are also subject to laws and regulations relating to business corporations generally.

     Generally, we must obtain a license in order to establish, operate or relocate a dealership or provide certain automotive repair services. These laws also regulate the way in which we conduct our business, including our advertising and sales practices.

     Our financing activities with our customers are subject to federal truth in lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales. Penalties for violation of any of these laws or regulations may include revocation of certain licenses, assessment of criminal and civil fines and penalties, and, in certain instances, may create a private cause of action for individuals. We believe that our dealerships comply substantially with all laws and regulations affecting their business and do not have any material liabilities under such laws and regulations and that compliance with all such laws and regulations will not, individually or in the aggregate, have a material adverse effect on its capital expenditures, earnings, or competitive position.

ENVIRONMENTAL MATTERS

     We are subject to a wide range of federal, state, and local environmental laws and regulations, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes, and the remediation of contamination arising from spills and releases. As with automobile dealerships generally, and parts, service and collision service center operations in particular, our business involves the generation, use, handling, storage, transport and disposal of hazardous or toxic substances or wastes. Operations involving the management of hazardous and nonhazardous wastes are subject to requirements of the federal Resource Conservation and Recovery Act and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for storage, treatment, and disposal of regulated wastes with which we must comply.

     Our business involves the use of aboveground and underground storage tanks. Under applicable laws and regulations, we are responsible for the proper use, maintenance and abandonment of regulated storage tanks, which we own or operate, and for remediation of subsurface soils and groundwater impacted by releases from such existing or abandoned aboveground or underground storage tanks. In addition to these regulated tanks, we own, operate, or have otherwise abandoned other underground and aboveground devices or containers (e.g., automotive hydraulic lifts and service pits) that may not be classified as regulated tanks, but which are capable of releasing stored materials into the environment, thereby potentially obligating us to remediate any soils or groundwater resulting from such releases.

     We are also subject to laws and regulations governing remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that transported or disposed, or arranged for the transport or disposal, of the hazardous substances released at such sites. Under CERCLA, these "responsible parties" may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances.

     Further, the Federal Water Pollution Control Act, also known as the Clean Water Act, and comparable state laws prohibit discharges of pollutants into regulated waters without authorized National Pollution Discharge Elimination System (NPDES) and similar state permits, require containment of potential discharges of oil or hazardous substances, and require preparation of spill contingency plans.

     Environmental laws and regulations have become more complex and stringent over the years, and the task of achieving and maintaining full compliance with all applicable environmental laws and regulations has become much more rigorous. We currently own or lease, and in connection with our acquisition program will in the future own or lease, properties that in some instances have been used for auto retailing and servicing for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, it is possible that environmentally sensitive materials such as new and used motor oil, transmission fluids, antifreeze, lubricants, solvents and motor fuels may have been spilled or released on or under the properties owned or leased by us or on or under other locations where such materials were taken for disposal. Further, we believe that structures found on some of these properties may contain suspect asbestos-containing materials, albeit in nonfriable, undisturbed condition. In addition, many of these properties have been operated by third parties whose use, handling and disposal of such environmentally sensitive materials were not under the Company's control. These properties and the waste materials spilled, released or otherwise found thereon may be subject to RCRA, CERCLA, the federal Clean Air Act and analogous state laws. Under such laws, we could be required to remove or remediate previously spilled or released waste materials (including such materials spilled or released by prior owners or operators), or property contamination (including groundwater contamination caused by prior owners or operators), or to perform monitoring or remedial activities to prevent future contamination (including asbestos found to be in a friable and disturbed condition). However, we believe that we are not subject to any material environmental liabilities and that compliance with environmental laws and regulations does not have a material adverse effect on our operations, earnings or competitive position. Moreover, we generally obtain environmental studies on dealerships to be acquired and, as necessary, implement environmental management or remedial activities to reduce the risk of noncompliance with environmental laws and regulations.

     Of course, environmental laws and regulations and their interpretation and enforcement are subject to frequent change and we believe that the trend of more expansive and more strict environmental legislation and regulations will likely continue. Hence, we cannot guarantee that future compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by us, or that such expenditures would not be material.

EMPLOYEES

     As of December 31, 1998, Group 1 employed 3,101 people, of whom 379 were employed in managerial positions, 1,001 were employed in non-managerial sales positions, 1,289 were employed in non-managerial parts and service positions and 432 were employed in administrative support positions.

     We believe that our relationships with our employees are favorable. None of our employees are represented by a labor union. Because of our dependence on our Manufacturers, however, we may be affected by labor strikes, work slowdowns and walkouts at the manufacturers' manufacturing facilities.

LEGAL PROCEEDINGS

     From time to time, our dealerships are named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of business. Currently, no legal proceedings are pending against or involve Group 1 that, in the opinion of management, could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

     Because of their vehicle inventory and nature of business, automobile dealerships generally require significant levels of insurance covering a broad variety of risks. Our insurance includes an umbrella policy with a $50 million per occurrence limit as well as insurance on our real property, comprehensive coverage for our vehicle inventory, general liability insurance, employee dishonesty coverage and errors and omissions insurance in connection with its vehicle sales and financing activities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below are the Company's executive officers and directors, together with their positions and ages.

                                                                                             EXPIRATION
                                                                                             OF TERM AS
NAME                                AGE                       POSITION                        DIRECTOR
----                                ---                       --------                       ----------
B.B. Hollingsworth, Jr............  56    Chairman, President and Chief Executive Officer       2000
John T. Turner....................  55    Senior Vice President -- Corporate Development
Scott L. Thompson.................  40    Senior Vice President -- Chief Financial Officer
                                            and Treasurer
John S. Bishop....................  52    Senior Vice President -- Operations
Charles M. Smith..................  53    Senior Vice President -- Industry Relations;          1999
                                            Director
Bennett E. Bidwell................  71    Director                                              2001
John H. Duncan....................  71    Director                                              1999
Robert E. Howard, II..............  52    Director; President of Howard Group                   2000
Sterling B. McCall, Jr. ..........  64    Director; President of McCall Group                   2001

     Set forth below is a brief description of the business experience of the executive officers and directors of the Company.

     B.B. HOLLINGSWORTH, JR. has served as Chairman of Group 1 since March 1997 and as President and Chief Executive Officer of the Company since August 1996. Mr. Hollingsworth has been a director of Group 1 since August 1996. Prior to joining Group 1, Mr. Hollingsworth spent nineteen years with Service Corporation International ("SCI"), where he directed an acquisition program that established SCI as the world's leading consolidator of the funeral industry. He joined SCI in 1967, was then named Vice President for Corporate Development, was named Vice President and Chief Financial Officer in 1972, and was elected President and named Director in 1975. He served as President and Director of SCI from 1975 until retirement in 1986. From 1986 to 1996, Mr. Hollingsworth served as a consultant to SCI. Prior to November 1997, Mr. Hollingsworth was a shareholder and director of Foyt Motors, Inc., a subsidiary of Group 1 that was acquired by Group 1 in November 1997. He has served as a director of several public and private companies.

     JOHN T. TURNER has served as Group 1's Senior Vice President -- Corporate Development since December 1996. Prior to joining us, Mr. Turner functioned as Managing Director -- Corporate Development, Europe for SCI. From 1990 to 1993, Mr. Turner served as Senior Vice President -- Operations and Director of The Loewen Group, Inc. From 1986 to 1990, he served as President and Director of Paragon Family Services, Inc. From 1981 to 1986, he served as Senior Vice President -- Corporate Development for SCI. Mr. Turner was a partner in Arthur Young & Company from 1977 to 1981. Currently, he is a director of Metamor Worldwide, Inc.

     SCOTT L. THOMPSON has served as Senior Vice President -- Chief Financial Officer and Treasurer of Group 1 since December 1996. From 1991 to 1996, Mr. Thompson served as Executive Vice President, Operations and Finance for KSA Industries, Inc., a diversified enterprise with interests in automotive retailing, energy and professional sports. Among Mr. Thompson's other responsibilities within the KSA group of companies, he served as a Vice President and director of three Houston-area automobile dealerships with aggregate annual revenues of $180 million. Additionally, in connection with his position at KSA Industries, Inc. he served as a director of Adams Resources Energy, Inc., a public oil and gas company. He is a Certified Public Accountant, and from 1980 to 1991 he held various positions with Arthur Andersen LLP.

     JOHN S. BISHOP has served as Senior Vice President -- Operations since October 1998. From 1981 until 1998, he served as Group Vice President of Sales and Marketing for Gulf States Toyota, an independent distributor of Toyota vehicles, parts and accessories serving approximately 140 dealers in a five-state area. Before joining Gulf States Toyota, Mr. Bishop was employed at both Ford Motor Company and Chrysler Corporation for a combined 8 years.

     BENNETT E. BIDWELL has served as Director of Group 1 since June 1997. Mr. Bidwell joined Chrysler as Executive Vice President in 1983 and was elected to its board of directors in that same year. He was named Vice Chairman of Chrysler in 1985, Vice Chairman of Chrysler Motors Corporation in 1987 and
President -- Product and Marketing of Chrysler Motors Corporation in 1988. From 1988 to 1990, Mr. Bidwell served as Chairman of Chrysler Motors Corporation. Mr. Bidwell retired from Chrysler in 1993. Prior to joining Chrysler, Mr. Bidwell spent 27 years with Ford Motor Company, and from 1981 to 1983 he was President and Chief Operating Officer of The Hertz Corporation. His past directorships include National Steel Corporation (1981-1983) and McDonald & Company Securities, Inc. (1992-1995). Mr. Bidwell currently serves as a director for International Management Group, Budd Company and Kelly Management Group.

     JOHN H. DUNCAN has served as Director of Group 1 since June 1997. Since 1988, Mr. Duncan has been a private investor with holdings in the automotive, oil and gas and real estate industries. From 1958 to 1968, Mr. Duncan served as President of Gulf & Western Industries, a company which he co-founded. Mr. Duncan currently serves as a director, Chairman of the Executive Committee and member of the Compensation Committee of Enron Corporation and a director and Chairman of the Compensation Committee of Enron Oil Trading & Transportation. Mr. Duncan also serves on the Board of Trustees of Southwestern University, the Board of Trustees of the Texas Heart Institute and the Board of Visitors of the University of Texas (M.D. Anderson) Cancer Foundation.

     ROBERT E. HOWARD, II has served as a Director of Group 1 since April 1997. Mr. Howard has served as President of Howard Group since November 1997. Mr. Howard has more than 28 years experience in the automotive retailing industry. From 1969 to 1977, he served in various management positions at franchised dealerships. From 1978 to November 1997, he served as Chairman of Howard Pontiac-GMC, Inc., a franchised dealership acquired by the Company in November 1997. Prior to November 1997, Mr. Howard was also Chairman of the following companies acquired by the Company in November 1997: Bob Howard Chevrolet, Bob Howard Honda/Acura, Bob Howard Toyota and Bob Howard Dodge. He was a recipient of the 1997 Time Magazine Quality Dealer Award and presently serves as Chairman of the Oklahoma Motor Vehicle Commission and as a Director of the Oklahoma City Metropolitan Automobile Dealers Association.

     STERLING B. MCCALL, JR. has served as Director of Group 1 since August 1996. Mr. McCall has served as President of McCall Group since November 1997. Mr. McCall has over 29 years experience in the automotive retailing industry and, prior to November 1997, was Chairman of Sterling McCall Toyota and Sterling McCall Lexus, both subsidiaries of Group 1 that were acquired by the Company in November 1997. He served as President or Chairman of Sterling McCall Toyota and Sterling McCall Lexus since their inception in 1969 and 1989, respectively. He is a former Director of the American International Automobile Dealers Association, a former Director and Chairman of the Houston Automobile Dealers Association and a former Chairman of the Gulf States Toyota Dealer Council, and is a former Director of the Texas Automobile Dealers Association. Mr. McCall has won the Time Magazine Quality Dealer Award and the Sports Illustrated Dealer of Distinction Award.

     CHARLES M. SMITH has served as Senior Vice President -- Industry Relations of Group 1 since January 1, 1999. Mr. Smith has served as a Director of the Company since its formation in December 1995. From November 1997 to December 1998 Mr. Smith served as President of Smith Group. Mr. Smith has more than 29 years experience in the automotive retailing industry. From 1968 to 1980, he served in various capacities in dealerships owned and operated by the Smith family. From 1980 to 1985, he owned and operated his own automobile dealership. From 1985 to November 1997, he served as managing partner of Smith & Liu Management Company, the management entity for the Smith Group dealerships, which were acquired by the Company in November 1997. He is the former Chairman of the American International Automobile Dealers Association and is Vice Chairman of the Texas Automobile Dealers Association. He has won the Time Magazine Quality Dealer Award and the Sports Illustrated All-Star Dealer Award.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of common stock as of December 31, 1998 by (1) each person known by Group 1 to own beneficially more than five percent of its outstanding Common Stock, (2) Group 1's Chief Executive Officer and certain of the Company's other executive officers, (3) each of Group 1's directors and (4) all executive officers and directors as a group. All persons listed have an address c/o Group 1's principal executive offices and have sole voting and dispositive power over the shares of common stock indicated as owned by such person unless otherwise indicated.

                                                              BENEFICIAL OWNERSHIP(1)
                                                              ------------------------
NAME OF BENEFICIAL OWNERS                                      SHARES          PERCENT
-------------------------                                     ---------        -------
B.B. Hollingsworth, Jr......................................    613,135          3.4%
John T. Turner..............................................    114,645          *
Scott L. Thompson...........................................     83,086          *
John S. Bishop..............................................         --          *
Charles M. Smith............................................    714,492          3.9
Robert E. Howard, II........................................  2,998,805(2)      16.5
Sterling B. McCall, Jr. ....................................  1,472,001(3)       8.1
John H. Duncan..............................................    201,701          1.1
Bennett E. Bidwell..........................................      3,333          *
James S. Carroll............................................  1,052,667(4)       5.8
Alliance Capital Management L.P.............................  1,683,100(5)(6)    9.2
All directors and executive officers as a group (9 persons
  including the directors and executive officers named
  above)....................................................  6,201,198         33.6

---------------

 *  Less than 1%.

(1) Under the regulations of the Securities and Exchange Commission (the "Commission"), shares are deemed to be "beneficially owned" by a person if he directly or indirectly has or shares the power to vote or dispose of such shares, whether or not he has any pecuniary interest in such shares, or if he has the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire such power through the exercise of any option, warrant or right. The shares beneficially owned by Messrs. Hollingsworth, Turner, Thompson, Bishop and Smith include 54,667, 100,000, 53,280, 0 and 0 shares, respectively, that may be acquired by such person within 60 days through the exercise of stock options. The shares owned by the executive officers and directors as a group include 214,613 shares that may be acquired by such persons within 60 days through the exercise of stock options.

(2) Includes (1) 780,000 shares held by Howard Investments, L.L.C., which is controlled by Mr. Howard and (2) 25,450 shares held by Century Reinsurance Company, Inc., which is controlled by Mr. Howard.

(3) Includes (1) 637,475 shares owned by SMC Investment, Inc., which is controlled by Mr. McCall, (2) 250,248 shares owned by Gulf Coast Family Limited Partnership, which is controlled by Mr. McCall, (3) 106,041 shares owned by SBM-T Family Limited Partnership, which is controlled by Mr. McCall and (4) 30,629 shares owned by Mr. McCall's spouse.

(4) Includes 1,052,267 shares held by J. C. World Limited Partnership, which is indirectly controlled by Mr. Carroll and 400 shares owned by his children.

(5) As reported on a Schedule 13G dated as of December 31, 1998 and filed on February 16, 1999.

(6) The Equitable Companies Incorporated ("Equitable Companies"), 1290 Avenue of the Americas, New York, New York 10104, is a parent holding company with respect to its holdings of Alliance Capital Management L.P. AXA (formerly AXA-UAP) ("AXA"), 9 Place Vendome, 75001 Paris France, owns a majority interest in Equitable Companies. AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle, 21, rue de Chateaudun, 75009 Paris France, AXA Conseil Vie Assurance Mutuelle, 100-101 Terrasse Boieldieu, 92042 Paris La Defense France, and AXA Courtage Assurance Mutuelle, 26, rue Louis le Grand 75002 Paris France, collectively as a group, control AXA.

                         DESCRIPTION OF CREDIT FACILITY

GENERAL

     The credit facility is among Group 1, our subsidiaries, Chase Bank of Texas, National Association, as administrative agent (the "Agent"), Comerica Bank, as floorplan agent, NationsBank, N.A., as documentation agent, U.S. Bank National Association, Bank of America National Trust & Savings Association, Bank One, N.A. and BankBoston, N.A., as co-agents, and other lending institutions party thereto (the "Lenders"). The credit facility generally provides for an acquisition facility equal to $130 million (which will be reduced to $110 million upon consummation of the Notes offering) and a floorplan facility equal to $295 million, subject to certain advance limitations on used and program vehicles, demonstrator vehicles and rental vehicles.

     Group 1 and our subsidiaries, which are co-borrowers under the credit facility, are generally jointly and severally liable for all obligations.

SECURITY

     Our indebtedness under the credit facility is secured by (1) the pledge most of the capital stock of all of our subsidiaries (other than the stock of subsidiaries owning General Motors dealerships) and (2) liens on substantially all of our other material property.

INTEREST

     Acquisition loans under the credit facility bear interest at a floating rate based (at our option) upon (1) the base rate with respect to base rate loans, plus a margin percentage or (2) LIBOR, plus a margin percentage. The base rate is the greater of (a) the prime rate or (b) the federal funds rate plus 0.50%. The margin percentage for base rate loans varies from 0.25% to 1.75% depending on our leverage ratio. The margin percentage for acquisition loans that are Eurodollar loans varies from 1.75% to 3.25% depending on our leverage ratio.

     Our leverage ratio is generally defined as the ratio of: (1) our indebtedness minus the sum of (a) retail loan guarantees, (b) floorplan loans and (c) subordinated indebtedness to (2) our consolidated pro forma EBITDA minus pro forma floorplan interest expense.

     Floorplan loans under the credit facility bear interest at a floating rate based (at our option) upon either (1) the greater of (a) the Comerica prime rate minus 0.50% or (b) the federal funds rate minus 0.50% or (2) LIBOR plus 1.50%.

MATURITY

     The credit facility matures on December 31, 2001. The credit facility provides that the loans may be borrowed, repaid and reborrowed from time to time until such termination date, subject to the satisfaction of certain conditions on the date of any such borrowing and, in the case of repayment of Eurodollar loans, compliance with certain yield protection provisions.

SCHEDULED PAYMENTS AND PREPAYMENTS

     The credit facility does not require any scheduled payments of principal. Amounts under the credit facility may be voluntarily prepaid without premium or penalty, subject to certain notice requirements, certain required minimum prepayment amounts and in the case of Eurodollar loans, certain yield protection provisions.

CONDITIONS TO EXTENSIONS OF CREDIT

     The obligation of the Lenders to make subsequent loans or extend letters of credit is subject to the satisfaction of certain customary conditions including, but not limited to, the absence of a default or event of default under the credit facility, all representations and warranties under the credit facility and the other related loan documents being true and correct in all material respects, and that there has been no material adverse change in our properties or business.

COVENANTS

     The credit facility requires us to meet certain financial tests, including meeting a minimum net worth test and minimum fixed charge coverage ratio, interest coverage ratio and current ratio tests. The credit facility also contains covenants which, among other things, limit the incurrence of additional indebtedness, the nature of our business, investments, leases of assets, creation and ownership of subsidiaries, dividends, transactions with affiliates, mergers, consolidations and acquisitions and dispositions of assets, liens and encumbrances and other matters customarily restricted in credit agreements of this type. The credit facility also contains additional covenants that require us to maintain our properties, together with insurance thereon, to provide certain information to the Agent and the Lenders, including financial statements, notices and reports, to permit inspections of our books and records and to comply with applicable laws.

EVENTS OF DEFAULT

     The credit facility contains customary events of default, including payment defaults, breach of representations, warranties and covenants (subject to certain cure periods), cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, judgment defaults in excess of $5 million and the failure of any of the loan documents to be in full force and effect.

                              DESCRIPTION OF NOTES

     The following summary of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which description reference is hereby made. The Notes are to be issued under an Indenture (the "Indenture"), among the Company, the Subsidiary Guarantors and IBJ Whitehall Bank & Trust Company, as trustee (the "Trustee"). In this description, the word "Company" refers only to Group 1 Automotive, Inc. and not to any of its subsidiaries.

GENERAL

     The Notes will be limited to $100 million aggregate principal amount and will mature on March 1, 2009. The Notes will bear interest at the rate of 10.875% per annum. Interest on the Notes will be payable semi-annually on March 1 and September 1 of each year, commencing September 1, 1999. The Company will make each interest payment to the Holders of record on the immediately preceding February 15 and August 15. The Notes will bear interest on overdue principal and premium, if any, and, to the extent permitted by law, overdue interest at the rate of 11.875% per annum. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     Principal of and premium, if any, and interest on the Notes will be payable, and the Notes may be presented for registration of transfer and exchange, at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, the City of New York, provided that at the option of the Company, payment of interest on the Notes may be made by check mailed to the address of the Person entitled thereto as it appears in the Note Register. Until otherwise designated by the Company, such office or agency will be the corporate trust office of the Trustee, as Paying Agent and Registrar.

     Reference is made to the prospectus for a detailed summary of additional provisions of the Notes and of the Indenture under which the Notes and the Subsidiary Guarantees are issued. Capitalized terms not otherwise defined herein shall have the meanings given to them in the prospectus and the Indenture.

OPTIONAL REDEMPTION

     The Company may redeem all or a part of the Notes at any time on or after March 1, 2004 upon not less than 30 nor more than 60 days' notice, at the following Redemption Prices (expressed as percentages of the principal amount) plus accrued interest to but excluding the Redemption Date, if redeemed during the 12-month period beginning March 1 of the years indicated:

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
2004........................................................   105.438%
2005........................................................   103.625%
2006........................................................   101.813%
2007 and thereafter.........................................   100.000%

     In the event that on or before March 1, 2002 the Company receives net proceeds from the sale of its Common Stock in one or more Equity Offerings, the Company may use all or a portion of any such net proceeds to redeem up to $35 million aggregate principal amount of the Notes at a redemption price of 110.875% of the principal amount thereof plus accrued interest to but excluding the Redemption Date; provided that:

          (1) at least $65 million in principal amount of Notes remains outstanding after each such redemption; and

          (2) the Redemption Date is within 75 days of such sale and the Company provides not less than 30 and not more than 60 days' notice of the redemption.

SUBORDINATION

     The indebtedness evidenced by the Notes will, to the extent set forth in the Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt of the Company.

     Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets of the Company, whether voluntary or involuntary, or any bankruptcy, insolvency, receivership or similar proceedings of the Company, the holders of all Senior Debt of the Company will first be entitled to receive payment in full of such Senior Debt, or provision made for such payment before the Holders of the Notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on, or any obligation to purchase, the Notes. In the event that notwithstanding the foregoing, the Trustee or the Holder of any Note receives any payment or distribution of assets of the Company of any kind or character (including any such payment or distribution which may be payable or deliverable by the reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Notes), before all the Senior Debt of the Company is so paid in full, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy or other person making payment or distribution of assets of the Company for application to the payment of all Senior Debt of the Company remaining unpaid, to the extent necessary to pay such Senior Debt in full. However, notwithstanding the foregoing, Holders of the Notes may receive shares of stock of the Company or securities of the Company which are subordinate in right of payment to all Senior Debt of the Company to substantially the same extent as the Notes are so subordinated ("subordinated consideration").

     No payments on account of principal of, premium, if any, or interest on, or in respect of the purchase or other acquisition of, the Notes (except for subordinated consideration), and no defeasance of the Notes, may be made if there shall have occurred and be continuing a Senior Payment Default.

     "Senior Payment Default" means any default in the payment of any principal of or premium, if any, or interest on Senior Debt of the Company when due, whether at the stated maturity of any such payment or by declaration of acceleration, call for redemption or otherwise.

     Upon the occurrence of a Senior Nonmonetary Default and receipt of written notice by the Company and the Trustee of the occurrence of such Senior Nonmonetary Default from the agent for the Designated Senior Debt which is the subject of such Senior Nonmonetary Default, the Company shall make no payments on account of principal of, premium, if any, or interest on, or in respect of the purchase or other acquisition of, the Notes (except for subordinated consideration), for a period (the "Payment Blockage Period") commencing on the date of the receipt of such notice and ending the earlier of:

          (1) the date on which such Senior Nonmonetary Default has been cured or waived or ceased to exist or all Designated Senior Debt the subject of such Senior Nonmonetary Default has been discharged;

          (2) the 179th day after the date of the receipt of such notice; and

          (3) the date on which the Payment Blockage Period has been terminated by written notice to the Company or the Trustee from the agent for the Designated Senior Debt initiating the Payment Blockage Period.

     In any event, no more than one Payment Blockage Period may be commenced during any 360-day period and there shall be a period of at least 181 days during each 360-day period when no Payment Blockage Period is in effect. In addition, no Senior Nonmonetary Default that existed or was continuing on the date of the commencement of a Payment Blockage Period may be the basis of the commencement of a subsequent Payment Blockage Period whether or not within a period of 360 consecutive days unless such Senior Nonmonetary Default shall have been cured for a period of not less than 90 consecutive days.

     "Senior Nonmonetary Default" means the occurrence or existence and continuance of an event of default with respect to Designated Senior Debt, other than a Senior Payment Default, permitting the holders of the Designated Senior Debt (or a trustee or other agent on behalf of the holders thereof) then to declare such Designated Senior Debt due and payable prior to the date on which it would otherwise become due and payable.

     The failure to make any payment on the Notes by reason of the provisions of the Indenture described under this "-- Subordination" will not prevent the occurrence of an Event of Default with respect to the Notes arising from any such failure to make payment. Upon termination of any period of payment blockage, the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

     As a result of this subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Debt of the Company or of the Notes may recover less, ratably, than holders of Senior Debt of the Company and more, ratably, than Holders of the Notes.

     The subordination provisions described above will not be applicable to payments in respect of the Notes from a defeasance trust established in connection with any defeasance or covenant defeasance of the Notes as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying prospectus.

     In addition, the Notes will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. Although the Notes will be guaranteed by the Subsidiary Guarantors, the Subsidiary Guarantee of each Subsidiary Guarantor will be subordinated to the Senior Debt of such Subsidiary Guarantor on the same basis as the Notes are subordinated to the Senior Debt of the Company, and such Subsidiary Guarantee may be released prior to the payment of the principal of the Notes under certain circumstances. See "-- Subsidiary Guarantees."

     After giving effect to the issuance of the Notes and the application of the net proceeds therefrom, as of December 31, 1998, the Company would have had approximately $145.4 million ($102.3 million if the Common Stock Offering is consummated) of outstanding Debt other than the Notes, all of which will constitute Senior Debt.

SUBSIDIARY GUARANTEES

     Subject to the limitations described below, the Subsidiary Guarantors will, jointly and severally, unconditionally guarantee on a senior subordinated basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the Notes, whether for principal of, premium, if any, or interest on the Notes or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the "Guaranteed Obligations"). The Subsidiary Guarantors will also pay, on a senior subordinated basis and in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the

Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor.

     Each current and future Restricted Subsidiary, other than any Restricted Subsidiary that has no outstanding Debt (including Guarantees) other than Debt consisting of Floor Plan Debt or Guarantees of Floor Plan Debt of the Company, will be required to be a Subsidiary Guarantor for so long as such Restricted Subsidiary has outstanding any Debt (including Guarantees) other than Debt consisting of Floor Plan Debt, Guarantees of Floor Plan Debt of the Company or such Subsidiary Guarantor's Subsidiary Guarantee. All of the Company's Subsidiaries other than a foreign subsidiary that is immaterial to the Company's operations will be Subsidiary Guarantors when the Notes are issued on the Closing Date.

     A Subsidiary Guarantor's Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Notes are subordinated to the Senior Debt of the Company. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by the Company on the Notes are suspended by the subordination provisions of the Indenture.

     Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors -- Fraudulent Conveyance Considerations Relating to Subsidiary Guarantees".

  TERMINATION OF SUBSIDIARY GUARANTEES

     In the event that a Subsidiary Guarantor ceases to be a Restricted Subsidiary, whether as a result of a disposition of all of the assets or all of the Capital Stock of such Subsidiary Guarantor, by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be deemed released and relieved of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder. In any such case, no other Person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor (if not otherwise a Restricted Subsidiary) will be required to enter into a Subsidiary Guarantee. In addition, in the event that (1) any Subsidiary Guarantor ceases to have outstanding any Debt (including Guarantees) other than Debt consisting of Floor Plan Debt, Guarantees of Floor Plan Debt of the Company or such Subsidiary Guarantor's Subsidiary Guarantee and (2) the Company's corporate credit rating from either Moody's or S&P is Investment Grade, the Company may, at its option, obtain the release of such Subsidiary Guarantor's Subsidiary Guarantee by delivering an Officers' Certificate to the Trustee certifying to such effect.

COVENANTS

     The Indenture will contain, among others, the following covenants:

  LIMITATION ON DEBT

     The Company may not, and may not permit any Restricted Subsidiary to, Incur any Debt except that the Company and any Subsidiary Guarantor (but not any Restricted Subsidiary that is not a Subsidiary Guarantor) may Incur Debt if after giving pro forma effect to the Incurrence of such Debt and the receipt and application of the proceeds thereof the Consolidated Cash Flow Coverage Ratio of the Company would be greater than 2.0 to 1.

     Notwithstanding the foregoing limitation, the following Debt may be
Incurred:

          (1) Debt of the Company or any Subsidiary Guarantor, other than Floor Plan Debt, under the Senior Credit Facility in an aggregate principal amount at any one time not to exceed the greater of $110 million or 30% of the Company's Consolidated Net Tangible Assets at the time of such Incurrence;

          (2) Debt of the Company or any Restricted Subsidiary consisting of Floor Plan Debt or Guarantees of Floor Plan Debt of the Company;

          (3) Debt owed by the Company to any Wholly Owned Restricted Subsidiary for which fair value has been received or Debt owed by a Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary; provided, however, that:

             (a) any such Debt owing by the Company to a Wholly Owned Restricted Subsidiary shall be Subordinated Debt evidenced by an intercompany promissory note and

             (b) upon either the transfer or other disposition by such Wholly Owned Restricted Subsidiary or the Company of any Debt so permitted to a Person other than the Company or another Wholly Owned Restricted Subsidiary or the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of such Wholly Owned Restricted Subsidiary to a Person other than the Company or another such Wholly Owned Restricted Subsidiary, the provisions of this clause (3) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition;

          (4) Debt consisting of the Notes, the Subsidiary Guarantees and Guarantees by Restricted Subsidiaries of any Debt Incurred to refinance or refund the Notes;

          (5) Debt of the Company or any Restricted Subsidiary consisting of Permitted Interest Rate, Currency or Commodity Price Agreements;

          (6) Debt which is exchanged for or the proceeds of which are used to refinance or refund, or any extension or renewal of (each of the foregoing, a "refinancing"),

             (a) the Notes,

             (b) outstanding Debt that is not described in any other clause hereof that was outstanding as of the Closing Date after giving effect to the application of the proceeds from the sale of the Notes as described in a schedule to the Indenture,

             (c) outstanding Debt Incurred pursuant to the first paragraph of this "Limitation on Debt" covenant, and

             (d) Debt previously Incurred pursuant to this clause (6),

        in each case an aggregate principal amount not to exceed the principal amount of the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company or the Restricted Subsidiary, as the case may be, incurred in connection with such refinancing; provided, however, that:

                (i) Debt the proceeds of which are used to refinance the Notes or Debt which is pari passu with or subordinate in right of payment to the Notes shall only be permitted if (A) in the case of any refinancing of the Notes or Debt which is pari passu to the Notes, the refinancing Debt is Incurred by the Company and made pari passu to the Notes or subordinated to the Notes, and (B) in the case of any refinancing of Debt which is subordinated to the Notes, the refinancing Debt is Incurred by the Company and constitutes Debt that is subordinated to the Notes at least to the same extent as the Debt being refinanced;

                (ii) the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued, (A) does not have an Average Life that is less than the remaining Average Life of the Debt being refinanced and (B) does not permit redemption or other retirement (including pursuant to an offer to purchase) of such Debt at the option of the holder thereof prior to the final stated maturity of the Debt being refinanced, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase) which is conditioned upon provisions substantially similar to those described under " -- Change of Control" and "-- Limitation on Asset Dispositions";

                (iii) in the case of any refinancing of Debt of the Company, the refinancing Debt may be Incurred only by the Company, and in the case of any refinancing of Debt of a Restricted Subsidiary, the refinancing Debt may be Incurred only by such Restricted Subsidiary or the Company; and

                (iv) in the case of any refinancing of Preferred Stock of a Restricted Subsidiary, such Preferred Stock may be refinanced only with Preferred Stock of such Restricted Subsidiary; and

          (7) Debt of the Company or any Subsidiary Guarantor not otherwise permitted to be Incurred pursuant to clauses (1) through (6) above, which, together with any other outstanding Debt Incurred pursuant to this clause
     (7), and in both such cases including any renewals, extensions, substitutions, refinancings or replacements of such Debt has an aggregate principal amount not in excess of $25 million at any time outstanding.

     For purposes of determining compliance with this "Limitation of Debt" covenant, in the event that an item of proposed Debt meets the criteria of more than one of the categories of Debt described in clauses (1) through (7) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Debt on the date of its Incurrence in any manner that complies with this covenant.

  LIMITATION ON RESTRICTED PAYMENTS

     The Company:

          (1) may not, and may not permit any Restricted Subsidiary to, directly or indirectly, declare or pay any dividend or make any distribution (including any payment in connection with any merger or consolidation derived from assets of the Company or any Restricted Subsidiary) in respect of its Capital Stock or to the holders thereof (in their capacity as holders of Capital Stock), other than

             (a) any dividends or distributions by the Company payable solely in shares of its Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire its Capital Stock (other than Redeemable Stock), and

             (b) in the case of a Restricted Subsidiary, dividends or distributions payable to the Company or a Wholly Owned Restricted Subsidiary or pro rata dividends or distributions,

          (2) may not, and may not permit any Restricted Subsidiary to, purchase, redeem, or otherwise acquire or retire for value

             (a) any Capital Stock of the Company or any Restricted Subsidiary or

             (b) any options, warrants or other rights to acquire shares of Capital Stock of the Company or any Restricted Subsidiary or any securities convertible or exchangeable into shares of Capital Stock of the Company or any Restricted Subsidiary,
     in each case except, in the case of Capital Stock of a Restricted Subsidiary, from the Company or a Wholly Owned Restricted Subsidiary;

          (3) may not make, or permit any Restricted Subsidiary to make, any Investment in any Unrestricted Subsidiary or any Affiliate or any Person that would become an Affiliate after giving effect thereto, other than a Permitted Investment; and

          (4) may not, and may not permit any Restricted Subsidiary to, redeem, repurchase, defease or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment Debt of the Company which is subordinate in right of payment to the Notes

(each of clauses (1) through (4) being a "Restricted Payment") unless:

          (a) no Event of Default, or an event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, has occurred and is continuing or would result from such Restricted Payment,

          (b) after giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the applicable four-fiscal-quarter period, the Company could Incur at least $1.00 of additional Debt pursuant to the terms of the first paragraph of the "Limitation on Debt" covenant above, and

          (c) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments from the Closing Date does not exceed the sum of:

             (i) 50% of cumulative Consolidated Net Income (or, in the case Consolidated Net Income shall be negative, less 100% of such deficit) of the Company since January 1, 1999 through the last day of the last full fiscal quarter ending immediately preceding the date of such Restricted Payment for which quarterly or annual financial statements are available (taken as a single accounting period); plus

             (ii) 100% of the aggregate net cash proceeds received by the Company after the Closing Date from contributions of capital or the issuance and sale (other than to a Subsidiary of the Company) of Capital Stock (other than Redeemable Stock) of the Company, options, warrants or other rights to acquire Capital Stock (other than Redeemable Stock) of the Company and Debt of the Company that has been converted into or exchanged for Capital Stock (other than Redeemable Stock and other than by or from a Subsidiary of the Company) of the Company after the Closing Date, provided that any such net proceeds received by the Company from an employee stock ownership plan financed by loans from the Company or a Subsidiary of the Company shall be included only to the extent such loans have been repaid with cash on or prior to the date of determination; plus

             (iii) an amount equal to the net reduction in Investments by the Company and its Restricted Subsidiaries, subsequent to the Closing Date, in any Person subject to clause (3) above upon the disposition, liquidation or repayment (including by way of dividends) thereof or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, but only to the extent such amounts are not included in Consolidated Net Income and not to exceed in the case of any one Person the amount of Investments previously made by the Company and its Restricted Subsidiaries in such Person; plus

             (iv) $5 million.

     Notwithstanding the foregoing, so long as no Event of Default, or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continuing or would result therefrom:

          (1) the Company and any Restricted Subsidiary may pay any dividend on Capital Stock of any class within 60 days after the declaration thereof if, on the date when the dividend was declared, the Company or such Restricted Subsidiary could have paid such dividend in accordance with the foregoing provisions;

          (2) the Company may refinance any Debt otherwise permitted by clause
     (6) of the second paragraph of the "Limitation on Debt" covenant above or redeem, acquire or retire any Debt solely in exchange for, by conversion into or out of the net proceeds of the substantially concurrent sale (other than from or to a Subsidiary of the Company or from or to an employee stock ownership plan financed by loans from the Company or a Subsidiary of the Company) of shares of Capital Stock (other than Redeemable Stock) of the Company;

          (3) the Company may purchase, redeem, acquire or retire any shares of Capital Stock of the Company solely in exchange for, by conversion into or out of the net proceeds of the substantially concurrent sale (other than from or to a Subsidiary of the Company or from or to an employee stock ownership plan financed by loans from the Company or a Subsidiary of the Company) of shares of Capital Stock (other than Redeemable Stock) of the Company; and

          (4) the Company may purchase or redeem any Debt from Net Available Proceeds to the extent permitted by the "Limitation on Asset Dispositions" covenant.

Any payment made pursuant to clause (1) of this paragraph shall be a Restricted Payment for purposes of calculating aggregate Restricted Payments pursuant to the preceding paragraph and the amount of net proceeds from any exchange for, conversion into or sale of Capital Stock of the Company pursuant to clause (2) or (3) of this paragraph shall be excluded from the calculation of the amount available for Restricted Payments pursuant to clause (c)(ii) above.

LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

     The Company may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted
Subsidiary:

          (1) to pay dividends (in cash or otherwise) or make any other distributions in respect of its Capital Stock owned by the Company or any other Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any other Restricted Subsidiary;

          (2) to make loans or advances to the Company or any other Restricted Subsidiary; or

          (3) to transfer any of its property or assets to the Company or any other Restricted Subsidiary.

     Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, suffer to exist any such encumbrance or restriction:

          (1) pursuant to any agreement in effect on the Closing Date (including the Senior Credit Facility) as described in a schedule to the Indenture;

          (2) pursuant to an agreement relating to any Debt Incurred by a Person (other than a Restricted Subsidiary existing on the Closing Date or any Restricted Subsidiary carrying on any of the businesses of any such Restricted Subsidiary) prior to the date on which such Person became a Restricted Subsidiary and outstanding on such date and not Incurred in anticipation of becoming a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired, provided that the Incurrence of such Debt is permitted by the "Limitation on Debt" covenant;

          (3) pursuant to an agreement effecting a renewal, refunding or extension of Debt Incurred pursuant to an agreement referred to in clause
     (1) or (2) of this paragraph; provided, however, that the provisions contained in such renewal, refunding or extension agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof;

          (4) in the case of a restriction described in clause (3) of the preceding paragraph, contained in any security agreement (including a capital lease) securing Debt of a Restricted Subsidiary otherwise permitted under the Indenture, but only to the extent such restrictions restrict the transfer of the property subject to such security agreement;

          (5) in the case of a restriction described in clause (3) of the preceding paragraph, consisting of customary nonassignment provisions entered into in the ordinary course of business in leases and other contracts to the extent such provisions restrict the transfer or subletting of any such lease or the assignment of rights under any such contract;

          (6) which is contained in a franchise or other agreement entered into in the ordinary course of business with an automobile manufacturer and which has terms reasonably customary for such agreements between or among such automobile manufacturer, its dealers and/or the owners of such dealers;

          (7) with respect to a Restricted Subsidiary, imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that such restriction terminates if such transaction is closed or abandoned; or

          (8) if such encumbrance or restriction is the result of applicable laws or regulations relating to the payment of dividends or distributions.

LIMITATION ON RANKING OF CERTAIN DEBT

     The Company:

          (1) may not Incur any Debt which by its terms is both subordinate in right of payment to any Senior Debt of the Company and senior in right of payment to the Notes;

          (2) may not permit any Subsidiary Guarantor to Incur any Debt which by its terms is both subordinate in right of payment to any Senior Debt of such Subsidiary Guarantor and senior in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; and

          (3) may not permit any Restricted Subsidiary to Guarantee any Debt of the Company that is subordinate in right of payment to the Notes unless:

             (a) the Guarantee by such Restricted Subsidiary of such other Debt shall be subordinated to such Restricted Subsidiary's Subsidiary Guarantee at least to the same extent as such Debt of the Company is subordinated to the Notes and

             (b) such Restricted Subsidiary waives, and agrees that it will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee of such other Debt of the Company until the Notes have been paid in full.

For purposes of this covenant, no Debt shall be deemed subordinate in right of payment to any other Debt solely by reason of such other Debt having the benefit of a security interest.

  LIMITATION ON LIENS SECURING SUBORDINATED DEBT

     The Company may not, and may not permit any Restricted Subsidiary to, Incur or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any Debt that is expressly by its terms subordinate or junior in right of payment to any other Debt of the Company or such Restricted Subsidiary without making, or causing such Restricted Subsidiary to make, effective provision for securing the Notes or such Restricted Subsidiary's Subsidiary Guarantee (1) equally and ratably with such Debt as to such property or assets for so long as such Debt will be so secured or (2) in the event such Debt is subordinate in right of payment to the Notes or such Subsidiary Guarantee, prior to such Debt as to such property or assets for so long as such Debt will be so secured.

  LIMITATION ON ASSET DISPOSITIONS

     The Company may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition in one or more related transactions unless:

          (1) the Company or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value for the assets sold or disposed of as determined by the Board of Directors in good faith and evidenced by a resolution of the Board of Directors filed with the Trustee;

          (2) at least 80% of the consideration for such disposition consists of:

             (a) cash or Cash Equivalents;

             (b) the assumption of Debt of the Company or such Restricted Subsidiary (other than Debt that is subordinated to the Notes or such Restricted Subsidiary's Subsidiary Guarantee) relating to such assets and release from all liability on the Debt assumed;

             (c) Replacement Assets; or

             (d) a combination of the foregoing;

        provided that the amount of any Liquid Securities received by the Company or such Restricted Subsidiary received as consideration that are converted into cash within 180 days of the closing of such Asset Disposition shall be deemed to be cash for purposes of this provision (to the extent of the cash received); and

          (3) all Net Available Proceeds, less any amounts invested within 360 days of such disposition in Replacement Assets, are applied within 360 days of such disposition:

             (a) first, to the permanent repayment or reduction of Senior Debt of the Company then outstanding under any agreements or instruments which would require such application or prohibit payments pursuant to clause (b) following,

             (b) second, to the extent of remaining Net Available Proceeds, to make an Offer to Purchase outstanding Notes at 100% of their principal amount plus accrued interest to the date of purchase and, to the extent required by the terms thereof, any other Debt of the Company that is pari passu with the Notes at a price no greater than 100% of the principal amount thereof plus accrued interest to the date of purchase,

             (c) third, to the extent of any remaining Net Available Proceeds following the completion of the Offer to Purchase, to the repayment of other Debt of the Company or Debt of a Restricted Subsidiary, to the extent permitted under the terms thereof and

             (d) fourth, to the extent of any remaining Net Available Proceeds, to any other use as determined by the Company which is not otherwise prohibited by the Indenture.

Notwithstanding the foregoing, the Company shall not be required to make an Offer to Purchase pursuant to clause 3(b) above if the remaining Net Available Proceeds after giving effect to the application required by clause 3(a) is less than $10 million.

  LIMITATION ON OWNERSHIP OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

     The Company may not, and may not permit any Restricted Subsidiary to, issue, transfer, convey, lease or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary or securities convertible or exchangeable into, or options, warrants, rights or any other interest with respect to, Capital Stock (other than directors' qualifying shares) of a Restricted Subsidiary to any Person other than the Company or a Wholly Owned Restricted Subsidiary except in a transaction consisting of a sale of all of the Capital Stock of such Restricted Subsidiary owned by the Company and any Restricted Subsidiary and that complies with the provisions of the "Limitation on Asset Dispositions" covenant described above to the extent such provisions apply.

  TRANSACTIONS WITH AFFILIATES

     The Company may not, and may not permit any Restricted Subsidiary to, enter into any transaction (or series of related transactions) with an Affiliate of the Company or a Restricted Subsidiary, including any Investment, either directly or indirectly, unless such transaction is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate and is in the best interests of such Company or such Restricted Subsidiary. For any transaction that involves in excess of $1 million, a majority of the disinterested members of the Board of Directors shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a Board Resolution filed with the Trustee. For any transaction that involves in excess of $10 million, the Company shall also obtain an opinion from a nationally recognized expert with experience in appraising the terms and conditions of the type of transaction (or series of related transactions) for which the opinion is required stating that such transaction (or series of related transactions) is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate of the Company, which opinion shall be filed with the Trustee.

     The foregoing requirements shall not apply to:

          (1) any transaction pursuant to agreements in effect on the date of issuance of the Notes;

          (2) any employment agreement or employee benefit arrangements with any officer or director, including under any stock option or stock incentive plans, entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary or approved by a majority of the disinterested members of the Board of Directors;

          (3) transactions between or among the Company and/or its Restricted Subsidiaries;

          (4) payment of reasonable directors fees to Persons who are not otherwise employees of the Company;

          (5) indemnities of officers, directors and employees of the Company or any Subsidiary of the Company pursuant to bylaws, or statutory provisions or indemnification agreements or the purchase of indemnification insurance for any director or officer;

          (6) any Restricted Payment that is permitted to be made by the "Limitation on Restricted Payments" covenant; and

          (7) written agreements entered into or assumed in connection with acquisitions of other businesses with persons who were not Affiliates prior to such transactions.

     Notwithstanding the foregoing, the requirements set forth in the third sentence of the first paragraph of this "Transactions with Affiliates" covenant relating to an opinion from a nationally recognized expert shall not apply to leases of property or equipment entered into in the ordinary course of business.

  CHANGE OF CONTROL

     Within 30 days of the occurrence of a Change of Control, the Company will be required to make an Offer to Purchase all Outstanding Notes at a purchase price equal to 101% of their principal amount plus accrued interest to the date of purchase. A "Change of Control" will be deemed to have occurred at such time as either:

          (1) any Person (other than a Permitted Holder) or any Persons acting together that would constitute a "group" (a "Group") for purposes of
     Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), or any successor provision thereto (other than Permitted Holders), shall beneficially own (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision thereto) at least 50% of the aggregate voting power of all classes of Voting Stock of the Company; or

          (2) any Person or Group (other than Permitted Holders) shall succeed in having a sufficient number of its nominees elected to the Board of Directors of the Company such that such nominees, when added to any existing director remaining on the Board of Directors of the Company after such election who was a nominee of or is an Affiliate of such Person or Group, will constitute a majority of the Board of Directors of the Company;

provided, that a transaction effected to create a holding company of the Company, (i) pursuant to which the Company becomes a Wholly Owned Subsidiary of such holding company, and (ii) as a result of which the holders of Capital Stock of such holding company are substantially the same as the holders of Capital Stock of the Company immediately prior to such transaction, shall not be deemed to involve a "Change of Control"; provided further that following such a holding company transaction, references in this definition of "Change of Control" shall thereafter be treated as references to such holding company.

     In the event that the Company makes an Offer to Purchase the Notes, the Company intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

  PAYMENTS FOR CONSENT

     The Company may not, and may not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture, the Notes or any Subsidiary Guarantee unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  PROVISION OF FINANCIAL INFORMATION

     Whether or not the Company is required to be subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were so required, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so required. The Company shall also in any event:

          (1) within 15 days of each Required Filing Date transmit by mail to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, and file with the Trustee, copies (without exhibits) of the annual reports, quarterly reports and other documents which the Company files with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto or would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provisions thereto if the Company were required to be subject to such Sections and

          (2) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request supply copies of such documents to any prospective Holder.

UNRESTRICTED SUBSIDIARIES

     The Company may designate any Restricted Subsidiary to be an "Unrestricted Subsidiary" as provided below in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary. "Unrestricted Subsidiary" means:

          (1) any Subsidiary designated as such by the Board of Directors as set forth below where

             (a) neither the Company nor any of its other Subsidiaries (other than another Unrestricted Subsidiary) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary, and

             (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its Subsidiaries (other than another Unrestricted Subsidiary) to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and

          (2) any Subsidiary of an Unrestricted Subsidiary.

     The Board of Directors may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Restricted Subsidiary which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary, provided that the Company could make a Restricted Payment in an amount equal to the greater of the fair market value and book value of such Subsidiary pursuant to the "Limitation on Restricted Payments" covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the aggregate amount available for Restricted Payments thereunder.

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

     The Company may not, in a single transaction or a series of related transactions: (1) consolidate with or merge into any other Person or permit any other Person to consolidate with or merge into the Company or (2) directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets unless:

          (1) in a transaction in which the Company does not survive or in which the Company sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to the Company is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture;

          (2) immediately before and after giving pro forma effect to such transaction and treating any Debt which becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing;

          (3) immediately after giving pro forma effect to such transaction, the Consolidated Net Worth of the Company (or other successor entity to the Company) is equal to or greater than that of the Company immediately prior to the transaction;

          (4) except in the case of any such consolidation or merger of the Company with or into a Wholly Owned Restricted Subsidiary, immediately after giving pro forma effect to such transaction and treating any Debt which becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of the transaction, the Company (including any successor entity to the Company) could Incur at least $1.00 of additional Debt pursuant to the provisions of the first paragraph of the "Limitation on Debt" covenant; and

          (5) if, as a result of any such transaction, property or assets of the Company would become subject to a Lien prohibited by the provisions of the "Limitation on Liens Securing Subordinated Debt" covenant, the Company or the successor entity to the Company shall have secured the Notes as required by said covenant.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture:

          (1) failure to pay principal of (or premium, if any, on) any Note when due (whether or not prohibited by the subordination provisions of the Indenture);

          (2) failure to pay any interest on any Note when due (whether or not prohibited by the subordination provisions of the Indenture), continued for 30 days;

          (3) default in the payment of principal and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under "Change of Control" and "Limitation on Asset Dispositions" when due and payable (whether or not prohibited by the subordination provisions of the Indenture);

          (4) failure to perform or comply with the provisions described under "Merger, Consolidation and Certain Sales of Assets";

          (5) failure to perform any other covenant or agreement of the Company under the Indenture or the Notes continued for 60 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of Outstanding Notes;

          (6) default under the terms of any instrument evidencing or securing any Debt of the Company or any Restricted Subsidiary having an outstanding principal amount of $10 million individually or in the aggregate which default results in the acceleration of the payment of all or any portion of such Debt or constitutes the failure to pay all or any portion of the principal amount of such Debt when due;

          (7) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any Restricted Subsidiary in an amount in excess of $10 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

          (8) certain events of bankruptcy, insolvency or reorganization affecting the Company, any Significant Restricted Subsidiary or any group of Restricted Subsidiaries that together would constitute a Significant Restricted Subsidiary; and

          (9) the Subsidiary Guarantee of any Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor's obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the Indenture).

     If an Event of Default (other than an Event of Default described in Clause
(8) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in Clause
(8) above occurs, the Outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For information as to waiver of defaults, see "Modification and Waiver."

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby:

          (1) change the Stated Maturity of the principal of, or any installment of interest on, any Note,

          (2) reduce the principal amount of, (or the premium) or interest on, any Note,

          (3) change the place or currency of payment of principal of (or premium), or interest on, any Note,

          (4) impair the right to institute suit for the enforcement of any payment on or with respect to any Note,

          (5) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture,

          (6) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults,

          (7) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified,

          (8) modify any of the provisions of the Indenture relating to the subordination of the Notes or the Subsidiary Guarantees in a manner adverse to the Holders, or

          (9) following the mailing of any Offer to Purchase, modify any Offer to Purchase for the Notes required under the "Limitation on Asset Dispositions" and the "Change of Control" covenants contained in the Indenture in a manner materially adverse to the Holders thereof.

     The Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of Notes, may waive compliance by the Company with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of Notes, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Note tendered pursuant to an Offer to Purchase.

FORM AND BOOK-ENTRY PROCEDURES

     The Notes initially will be represented by a Global Security represented by one or more Notes in registered, global form. The Global Security will be deposited on issuance with the Trustee as custodian for The Depository Trust Company (the "Depositary"), in New York, New York, and registered in the name of the Depositary or its nominee, in each case for credit to an account of a direct or indirect participant in the Depositary as described below.

     The Depositary has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

     The Depositary has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the participants and indirect participants to the beneficial owners of the Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of the Depositary, the Trustee, the Company or the Subsidiary Guarantors. Neither the Company, the Subsidiary Guarantors nor the Trustee will be liable for any delay by the Depositary or any of its participants in identifying the beneficial owners of the Notes, and the Company, the Subsidiary Guarantors and the Trustee may conclusively rely on and will be protected in relying on instructions from the Depositary or its nominee for all purposes.

     The Depositary has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account with the Depositary interests in the Global Security are credited and only in respect to such portion of the principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, the Depositary reserves the right to exchange the Global Security for legended Notes in certificated form and to distribute such Notes to its participants.

     The Global Security is exchangeable for Notes in registered certificated form if:

          (1) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Security and the Company thereupon fails to appoint a successor Depositary within 90 days,

          (2) the Depositary has ceased to be clearing agency registered under the Securities Exchange Act of 1934 or

          (3) the Company in its sole discretion elects to cause the issuance of the Notes in certificated form.

     The information in this section concerning the Depositary and its book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

     Although the Depositary has agreed to the foregoing procedures to facilitate transfers of interests in the Global Security among participants in the Depositary, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company, the Subsidiary Guarantors nor the Trustee will have any responsibility for the performance by the Depositary, or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; provided that direct or indirect beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to control.

     "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition (but excluding the creation of any Lien) by such Person or any of its Restricted Subsidiaries (including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary, but excluding a disposition by a Restricted Subsidiary of such Person to such Person or a Wholly Owned Restricted Subsidiary of such Person or by such Person to a Wholly Owned Restricted Subsidiary of such Person) of:

          (1) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Restricted Subsidiary of such Person,

          (2) substantially all of the assets of such Person or any of its Restricted Subsidiaries representing a division or line of business or

          (3) other assets or rights of such Person or any of its Restricted Subsidiaries outside of the ordinary course of business, provided in each case that the aggregate consideration for such transfer, conveyance, sale, lease or other disposition is equal to $1 million or more.

     The term "Asset Disposition" shall not include:

          (1) a Restricted Payment that is made in compliance with the "Limitation on Restricted Payments" covenant,

          (2) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary or the contribution to the capital of any Unrestricted Subsidiary, in either case in compliance with the applicable provisions of the Indenture or

          (3) any transaction subject to and consummated in compliance with the covenant described above under "Mergers, Consolidations and Certain Sales of Assets."

     "Average Life" means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (1) the sum of the products of the number of years from such date of determination to the dates of each successive scheduled principal payments of such Debt by (2) the sum of all such principal payments.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person.

     "Cash Equivalents" means:

          (1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition,

          (2) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Senior Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better,

          (3) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1) and (2) above entered into with any financial institution meeting the qualifications specified in clause (2) above,

          (4) commercial paper having a rating of at least P-1 from Moody's Investors Service, Inc. (or its successors) and a rating of at least A-1 from Standard & Poor's Ratings Group (or its successors),

          (5) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (2) above, provided all such deposits do not exceed $5 million in the aggregate at any one time and

          (6) investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses
     (1) through (4) above.

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Cash Flow Available for Fixed Charges" for any period means the Consolidated Net Income for such period increased by the sum of:

          (1) Consolidated Interest Expense for such period, plus

          (2) Consolidated Income Tax Expense for such period, plus

          (3) the consolidated depreciation and amortization expense included in the income statement of the Company and its Restricted Subsidiaries for such period, plus

          (4) other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) included in the income statement of the Company and its Restricted Subsidiaries for such period; minus

          (5) non-cash items increasing Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with generally accepted accounting principles;

provided, however, that there shall be excluded therefrom the Consolidated Cash Flow Available for Fixed Charges (if positive) of any Restricted Subsidiary that is not a Subsidiary Guarantor (calculated separately for such Restricted Subsidiary in the same manner as provided above for the Company) that is subject to a restriction which prevents the payment of dividends or the making of distributions to the Company or another Restricted Subsidiary to the extent of such restriction.

     "Consolidated Cash Flow Coverage Ratio" as of any date of determination means the ratio of:

          (1) Consolidated Cash Flow Available for Fixed Charges for the period of the most recently completed four consecutive fiscal quarters for which quarterly or annual financial statements are available to

          (2) Consolidated Fixed Charges for such period;

provided, however, that Consolidated Fixed Charges shall be adjusted to give effect on a pro forma basis to any Debt that has been Incurred by the Company or any Restricted Subsidiary since the end of such period that remains outstanding and to any Debt that is proposed to be Incurred by the Company or any Restricted Subsidiary as if in each case such Debt had been Incurred on the first day of such period and as if any Debt that is or will no longer be outstanding as the result of the Incurrence of any such Debt had not been outstanding as of the first day of such period; provided, however, that in making such computation, the Consolidated Interest Expense attributable to interest on any proposed Debt bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period; and provided further that, in the event the Company or any of its Restricted Subsidiaries has made Asset Dispositions or acquisitions of assets not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) during or after such period, such computation shall be made on a pro forma basis as if the Asset Dispositions or acquisitions had taken place on the first day of such period.

     "Consolidated Fixed Charges" for any period means the sum of:

          (1) Consolidated Interest Expense and

          (2) the consolidated amount of interest capitalized by the Company and its Restricted Subsidiaries during such period calculated in accordance with generally accepted accounting principles.

     "Consolidated Income Tax Expense" for any period means the consolidated provision for income taxes of the Company and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Interest Expense" means for any period the consolidated interest expense, other than floor plan interest expense, included in a consolidated income statement (without deduction of interest income) of the Company and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of):

          (1) the amortization of Debt discounts;

          (2) any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities;

          (3) net fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements;

          (4) Preferred Stock dividends of the Company and its Restricted Subsidiaries (other than with respect to Redeemable Stock) declared and paid or payable;

          (5) accrued Redeemable Stock dividends of the Company and its Restricted Subsidiaries, whether or not declared or paid;

          (6) interest on Debt guaranteed by the Company and its Restricted Subsidiaries; and

          (7) the portion of any rental obligation allocable to interest expense.

     "Consolidated Net Income" for any period means the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom:

          (1) the net income (or loss) of any Person acquired by the Company or a Restricted Subsidiary in a pooling-of-interests transaction for any period prior to the date of such transaction,

          (2) the net income (or loss) of any Person that is not a Restricted Subsidiary except to the extent of the amount of dividends or other distributions actually paid to the Company or a Restricted Subsidiary by such Person during such period,

          (3) gains or losses on Asset Dispositions by the Company or its Subsidiaries,

          (4) all extraordinary gains and extraordinary losses,

          (5) the cumulative effect of changes in accounting principles,

          (6) non-cash gains or losses resulting from fluctuations in currency exchange rates and

          (7) the tax effect of any of the items described in clauses (1) through (6) above;

provided, further, that for purposes of any determination pursuant to the provisions of the "Limitation on Restricted Payments" covenant, there shall further be excluded therefrom the net income (but not net loss) of any Restricted Subsidiary that is not a Subsidiary Guarantor that is subject to a restriction which prevents the payment of dividends or the making of distributions to the Company or another Restricted Subsidiary to the extent of such restriction.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, less amounts attributable to Redeemable Stock of such Person; provided that, with respect to the Company, adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect to.

     "Consolidated Net Tangible Assets" of any Person means the total amount of assets (less applicable reserves and other properly deductible items) which under generally accepted accounting principles would be included on a consolidated balance sheet of such Person and its Restricted Subsidiaries after deducting therefrom:

          (1) all goodwill, trade names, trademarks, patents, patent applications, licenses, non-compete agreements, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet and

          (2) appropriate deductions for any minority interests.

     "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent:

          (1) every obligation of such Person for money borrowed;

          (2) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses;

          (3) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person;

          (4) every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

          (5) every Capital Lease Obligation of such Person;

          (6) all Receivables Sales of such Person which are sold with recourse to such Person;

          (7) all Redeemable Stock issued by such Person;

          (8) if such Person is a Restricted Subsidiary, all Preferred Stock issued by such Person;

          (9) every net obligation under Interest Rate, Currency or Commodity Price Agreements of such Person; and

          (10) every obligation of the type referred to in clauses (1) through
     (9) of another Person and all dividends of another Person the payment of which, in either case, (a) such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise or (b) is secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt or dividends.

Notwithstanding the foregoing, Debt shall not include any obligation arising from any agreement entered into in connection with the acquisition of any business or assets with any seller of such business or assets that (1) provides for the payment of earn-outs to such seller or (2) guarantees to such seller a minimum price to be realized by such seller upon the sale of any Common Stock of the Company that was issued by the Company to such seller in connection with such acquisition.

     The "amount" or "principal amount" of Debt at any time of determination as used herein represented by (a) any contingent Debt, shall be the maximum principal amount thereof, (b) any Debt issued at a price that is less than the principal amount at maturity thereof, shall be the amount of the liability in respect thereof determined in accordance with generally accepted accounting principles, (c) any Receivables Sale, shall be the amount for which there is recourse to the Seller, (d) any Redeemable Stock, shall be the maximum fixed redemption or repurchase price in respect thereof, and (e) any Preferred Stock, shall be the maximum voluntary or involuntary liquidation preference plus accrued and unpaid dividends in respect thereof, in each case as of such time of determination.

     "Designated Senior Debt" of the Company means:

          (1) Debt of the Company under the Senior Credit Facility and

          (2) any Senior Debt of the Company

             (a) which at the time of determination exceeds $25 million in aggregate principal amount outstanding or available under a committed facility,

             (b) which is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" by the Company and

             (c) as to which the Trustee has received an Officers' Certificate of the Company specifying such Senior Debt as "Designated Senior Debt".

     "Equity Offering" means an offering of Common Stock that results in aggregate cash net proceeds to the Company of at least $25 million.

     "Floor Plan Debt" means Debt in an aggregate principal amount at any time not to exceed the value of the Inventory of the Company and its Restricted Subsidiaries, which Debt is secured primarily by a Lien on Inventory of the Company and/or its Restricted Subsidiaries.

     "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person,

          (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt,

          (2) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or

          (3) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing);

     provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

     "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation including by acquisition of Subsidiaries or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

     "Interest Rate, Currency or Commodity Price Agreement" of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements) relating to, or the value of which is dependent upon, interest rates, currency exchange rates or commodity prices or indices (excluding contracts for the purchase or sale of goods in the ordinary course of business).

     "Inventory" of any Person means the automobile and automobile parts and supplies inventories of such Person that are held for sale or lease, or are to be used or consumed by such Person, in the ordinary course of business. The value of each particular item of inventory shall be the historical purchase price thereof.

     "Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property (other than Capital Stock that is neither Redeemable Stock nor Preferred Stock of a Restricted Subsidiary) to others or payments for property or services for the account or use of others, or otherwise) to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person, including any payment on a Guarantee of any obligation of such other Person, but shall not include

          (1) trade accounts receivable in the ordinary course of business on credit terms made generally available to the customers of such Person,

          (2) any Permitted Interest Rate, Currency or Commodity Price Agreement and

          (3) endorsements of negotiable instruments and documents in the ordinary course of business.

     "Investment Grade" means Baa3 or above in the case of Moody's (or the equivalent under any successor rating categories of Moody's) and BBB- or above in the case of S&P (or the equivalent under any successor rating categories of S&P).

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Liquid Securities" means securities

          (1) of an issuer that is not an Affiliate of the Company and

          (2) that are publicly traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market.

     "Moody's" means Moody's Investor Service, Inc. and its successors.

     "Net Available Proceeds" from any Asset Disposition by any Person means cash or Cash Equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Debt or other obligations relating to such properties or assets) therefrom by such Person, net of:

          (1) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition;

          (2) all payments made by such Person or its Restricted Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition;

          (3) all distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person or joint ventures as a result of such Asset Disposition; and

          (4) appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with generally accepted accounting principles against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the Board of Directors, in its reasonable good faith judgment evidenced by a resolution of the Board of Directors filed with the Trustee; provided, however, that any reduction in such reserve within twelve months following the consummation of such Asset Disposition will be treated for all purposes of the Indenture and the Notes as a new Asset Disposition at the time of such reduction with Net Available Proceeds equal to the amount of such reduction.

     "Offer to Purchase" means a written offer (the "Offer") sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the Note Register on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Offer Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five Business Days after the Offer Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain a description of the events requiring the Company to make the Offer to Purchase and all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2) the Offer Expiration Date and the Purchase Date;

          (3) the aggregate principal amount of the Outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined pursuant to the section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount");

          (4) the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

          (5) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

          (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

          (7) that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

          (8) that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

          (9) that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

          (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or their Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

          (11) that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased); and

          (12) that in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

If any of the Notes subject to an Offer to Purchase is in global form, then the Offer shall be modified by the Company to the extent necessary to comply with the procedures of the Depositary applicable to repurchases. Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

     "Permitted Holder" means:.

          (1) each of B.B. Hollingsworth, Jr., John Turner and Scott Thompson;

          (2) the members of the immediate family of any of the persons referred to in clause (1) above;

          (3) any trust created for the benefit of the persons described in clause (1) or (2) above or any of their estates; or

          (4) any other Person that is wholly owned by any one or more of the Persons described in clause (1), (2) or (3) above.

     "Permitted Interest Rate, Currency or Commodity Price Agreement" of any Person means any Interest Rate, Currency or Commodity Price Agreement entered into with one or more financial institutions in the ordinary course of business that is designed to protect such Person against fluctuations in interest rates or currency exchange rates with respect to Debt Incurred or proposed to be Incurred and which shall have a notional amount no greater than the payments due with respect to the Debt being hedged thereby, or in the case of currency or commodity protection agreements, against currency exchange rate or commodity price fluctuations in the ordinary course of business relating to then existing financial obligations or then existing or sold production and not for purposes of speculation.

     "Permitted Investments" means:

          (1) any Investment in the Company or a Restricted Subsidiary or a Person that will become or be merged into or consolidated with a Restricted Subsidiary as a result of such Investment,

          (2) any Investment in a Permitted Joint Venture which, together with any other outstanding Investment made pursuant to this clause (2), does not exceed the greater of $10 million or 2.5% of the Company's Consolidated Net Tangible Assets at the time of such Investment and

          (3) any non-cash consideration received in connection with an Asset Disposition that was made in compliance with the "Limitation on Asset Dispositions" covenant.

     "Permitted Joint Venture" means any joint venture arrangement (which may be structured as a corporation, partnership, trust, limited liability company or any other Person):

          (1) in which the Company and its Restricted Subsidiaries own an equity interest of at least 25% of the equity interest of all joint venturers thereof and

          (2) which engages only in a business of the type conducted by the Company and its Subsidiaries on the Closing Date or any business ancillary thereto or supportive thereof.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Receivables" means receivables, chattel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money.

     "Receivables Sale" of any Person means any sale of Receivables of such Person (pursuant to a purchase facility or otherwise), other than in connection with a disposition of the business operations of such Person relating thereto or a disposition of defaulted Receivables for purposes of collection and not as a financing arrangement.

     "Redeemable Stock" of any Person means any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (including upon the occurrence of an event) matures or is required to be redeemed (pursuant to any sinking fund obligation or otherwise) or is convertible into or exchangeable for Debt or is redeemable at the option of the holder thereof, in whole or in part, at any time prior to the final Stated Maturity of the Notes.

     "Replacement Assets" means:

          (1) properties and assets (other than cash or any Capital Stock or other security) that will be used in the automotive retail business, the business of the Company and its Restricted Subsidiaries as conducted on the Closing Date or any business ancillary thereto or supportive thereof and

          (2) Capital Stock of any Person that is engaged in the automotive retail business, the business of the Company and its Restricted Subsidiaries as conducted on the Closing Date or any business ancillary thereto or supportive thereof and that will be merged or consolidated with or into a Restricted Subsidiary or that will become a Restricted Subsidiary.

     "Restricted Subsidiary" means any Subsidiary of the Company, whether existing on or after the Closing Date, unless such Subsidiary is an Unrestricted Subsidiary.

     "S&P" means Standard & Poor's Ratings Group, a division of McGraw Hill, Inc., and its successors.

     "Sale and Leaseback Transaction" of any Person means an agreement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "Senior Credit Facility" means the Second Amended and Restated Revolving Credit Agreement dated as of November 10, 1998 among the Company, its subsidiaries, Chase Bank of Texas, National Association, as administrative agent, Comerica Bank, as floorplan agent, NationsBank, N.A. as documentation agent, U.S. Bank National Association, Bank of America, National Trust & Savings Association, Bank One, N.A. and BankBoston, N.A., as co-agents, and other lending institutions party thereto and any renewal, extension, refinancing or refunding thereof.

     "Senior Debt" means, with respect to any Person:

          (1) the principal of (and premium, if any) and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not such claim for post-petition interest is allowed in such proceeding) on, and penalties and any obligation of such Person for reimbursement, indemnities and fees relating to, the Senior Credit Facility,

          (2) the principal of (and premium, if any) and interest on Debt of such Person for money borrowed, whether Incurred on or prior to the date of original issuance of the Notes or thereafter, and any amendments, renewals, extensions, modifications, refinancings and refundings of any such Debt and

          (3) Permitted Interest Rate Agreements and Permitted Currency Agreements entered into with respect to Debt described in clauses (1) and
     (2) above.

     Notwithstanding the foregoing, the following shall not constitute Senior
Debt:

          (1) any Debt as to which the terms of the instrument creating or evidencing the same provide that such Debt is on a parity with, or is not superior in right of payment to, the Notes or, in the case of a Subsidiary Guarantor, a Subsidiary Guarantee,

          (2) any Debt which is subordinated in right of payment in any respect to any other Debt of such Person, other than Debt under the Senior Credit Facility that is subordinated to other Debt under the Senior Credit Facility solely by reason of priority being granted under the Senior Credit Facility to "swingline", overdraft or similar tranches of Debt.

          (3) Debt evidenced by the Notes or a Subsidiary Guarantee,

          (4) any Debt owed to a Person when such Person is a Subsidiary of such Person

          (5) any obligation of such Person with respect to any Capital Stock of such Person,

          (6) that portion of any Debt which is Incurred in violation of the Indenture,

          (7) Debt which, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Person,

          (8) any liability for federal, state, local or other taxes owed or owing by such Person,

          (9) any Debt for the purchase of goods, materials or services, or consisting of operating lease rental payments, in the ordinary course of business or Debt consisting of trade payables or other current liabilities (other than current liabilities for money borrowed and the current portion of long-term Senior Debt),

          (10) Debt of or amounts owed by such Person for compensation to employees or for services rendered; and

          (11) Debt issued as a dividend on, or in redemption of or exchange for, Capital Stock of such Person.

     "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that represents 10% or more of the Company's total consolidated assets at the end of the most recent fiscal quarter for which financial information is available or 10% or more of the Company's consolidated net revenues or consolidated operating income for the most recent four quarters for which financial information is available.

     "Subordinated Debt" means Debt of the Company as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Notes to at least the following extent:

          (1) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be permitted for so long as any default in the payment of principal (or premium, if any) or interest on the Notes exists;

          (2) in the event that any other default that with the passing of time or the giving of notice, or both, would constitute an event of default exists with respect to the Notes, upon notice by 25% or more in principal amount of the Notes to the Trustee, the Trustee shall have the right to give notice to the Company and the holders of such Debt (or trustees or agents therefor) of a payment blockage, and thereafter no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for a period of 179 days from the date of such notice; and

          (3) such Debt may not

             (A) provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the final Stated Maturity of the Notes or

             (B) permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such other Debt at the option of the holder thereof prior to the final Stated Maturity of the Notes, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon a change of control of the Company pursuant to provisions substantially similar to those described under "Change of Control" (and which shall provide that such Debt will not be repurchased pursuant to such provisions prior to the Company's repurchase of the Notes required to be repurchased by the Company pursuant to the provisions described under "Change of Control").

     "Subsidiary" of any Person means:

          (1) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or

          (2) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

     "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                             VALIDITY OF THE NOTES

     The validity of the Notes will be passed upon for Group 1 by Vinson & Elkins L.L.P., 1001 Fannin, Houston, Texas 77002-6760 and for the underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. John S. Watson, the Secretary of Group 1, is a partner of Vinson & Elkins L.L.P.

                                    EXPERTS

     The audited financial statements of Group 1 included in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

Group 1 Automotive, Inc. and Subsidiaries -- Consolidated
  Financial Statements
  Report of Independent Public Accountants..................    F-2
  Consolidated Balance Sheets...............................    F-3
  Consolidated Statements of Operations.....................    F-4
  Consolidated Statements of Stockholders' Equity...........    F-5
  Consolidated Statements of Cash Flows.....................    F-6
  Notes to Consolidated Financial Statements................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Group 1 Automotive, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Group 1 Automotive, Inc. and Subsidiaries (a Delaware corporation) (the Company) as of December 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1997, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
March 6, 1998

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,
                                                           ------------------   SEPTEMBER 30,
                                                            1996       1997         1998
                                                           -------   --------   -------------
                                                                                 (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)
CURRENT ASSETS:
  Cash and cash equivalents..............................  $11,679   $ 35,092     $ 55,403
  Accounts receivable, net...............................    5,899      9,749       22,233
  Inventories............................................   47,674    105,421      193,324
  Deferred income taxes..................................       --      8,692       14,627
  Other assets...........................................      859      2,728        3,265
                                                           -------   --------     --------
          Total current assets...........................   66,111    161,682      288,852
                                                           -------   --------     --------
PROPERTY AND EQUIPMENT, net..............................    4,129     21,586       44,741
GOODWILL, net............................................    1,457     27,078      112,884
OTHER ASSETS.............................................    1,177      2,803        3,559
                                                           -------   --------     --------
          Total assets...................................  $72,874   $213,149     $450,036
                                                           =======   ========     ========

                            LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Floorplan notes payable................................  $42,544   $ 58,488     $160,316
  Current maturities of long-term debt...................       34      2,316        1,487
  Deferred income taxes..................................      357         --           --
  Accounts payable and accrued expenses..................   13,849     45,403       73,417
                                                           -------   --------     --------
          Total current liabilities......................   56,784    106,207      235,220
                                                           -------   --------     --------
DEBT, net of current maturities..........................      310      7,053       65,393
DEFERRED INCOME TAXES....................................       58      3,699        4,282
OTHER LIABILITIES........................................    3,512      6,818       14,321
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, 1,000,000 shares authorized, none
     issued or outstanding...............................       --         --           --
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 3,570,302, 14,673,051 and 18,240,795
     issued and outstanding..............................       36        147          182
  Additional paid-in capital.............................    6,270     91,846      118,509
  Retained earnings (deficit)............................    5,904     (2,529)      12,721
  Treasury stock, at cost, 0, 10,000 and 40,000 shares...       --        (92)        (592)
                                                           -------   --------     --------
          Total stockholders' equity.....................   12,210     89,372      130,820
                                                           -------   --------     --------
          Total liabilities and stockholders' equity.....  $72,874   $213,149     $450,036
                                                           =======   ========     ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       PRO FORMA        NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,        YEAR ENDED         SEPTEMBER 30,
                                     ------------------------------   DECEMBER 31,   ------------------------
                                       1995       1996       1997         1997          1997          1998
                                     --------   --------   --------   ------------   -----------   ----------
                                                                      (UNAUDITED)          (UNAUDITED)
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  New vehicle sales................  $151,227   $164,979   $228,044    $  513,864     $131,521     $  662,323
  Used vehicle sales...............    79,448     88,477    135,507       288,010       82,028        363,096
  Parts and service sales..........    16,940     20,649     30,006        77,215       16,186         97,264
  Other dealership revenues, net...     6,388      7,387     10,410        23,206        6,381         34,833
                                     --------   --------   --------    ----------     --------     ----------
          Total revenues...........   254,003    281,492    403,967       902,295      236,116      1,157,516
COST OF SALES:
  New vehicle sales................   140,086    152,709    212,349       471,664      123,027        609,918
  Used vehicle sales...............    71,554     78,912    123,932       266,976       74,449        335,180
  Parts and service sales..........     8,267     10,277     13,085        36,524        6,828         45,081
                                     --------   --------   --------    ----------     --------     ----------
          Total cost of sales......   219,907    241,898    349,366       775,164      204,304        990,179
                                     --------   --------   --------    ----------     --------     ----------
GROSS PROFIT.......................    34,096     39,594     54,601       127,131       31,812        167,337
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES.........................    25,628     30,027     43,360        98,967       24,382        125,282
DEPRECIATION AND AMORTIZATION......       538        741      1,020         2,752          541          4,375
                                     --------   --------   --------    ----------     --------     ----------
          Income from operations...     7,930      8,826     10,221        25,412        6,889         37,680
OTHER INCOME AND EXPENSES:
  Floorplan interest expense.......    (3,410)    (3,112)    (3,810)       (5,194)      (2,632)        (8,994)
  Other interest expense, net......       (61)       (56)      (176)         (926)         (21)        (2,705)
  Other income (expense), net......       (80)       (69)       156            88           43             (8)
                                     --------   --------   --------    ----------     --------     ----------
INCOME BEFORE INCOME TAXES.........     4,379      5,589      6,391        19,380        4,279         25,973
PROVISION FOR INCOME TAXES.........       744        382        573         7,967          256         10,723
                                     --------   --------   --------    ----------     --------     ----------
NET INCOME.........................  $  3,635   $  5,207   $  5,818    $   11,413     $  4,023     $   15,250
                                     ========   ========   ========    ==========     ========     ==========
S Corporation pro forma income
  taxes (unaudited)................       990      1,831      1,465                      1,434
                                     --------   --------   --------                   --------
Pro forma net income (unaudited)...  $  2,645   $  3,376   $  4,353                   $  2,589
                                     ========   ========   ========                   ========
Earnings per share on pro forma net
  Income:
  Basic............................                                    $     0.78                  $     0.90
  Diluted..........................                                    $     0.76                  $     0.87
Weighted average shares
  outstanding:
  Basic............................                                    14,672,804                  16,957,327
  Diluted..........................                                    15,098,594                  17,538,446

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                COMMON STOCK       ADDITIONAL   RETAINED
                            --------------------    PAID-IN     EARNINGS    TREASURY
                              SHARES     AMOUNTS    CAPITAL     (DEFICIT)    STOCK      TOTAL
                            ----------   -------   ----------   ---------   --------   --------
                                                  (DOLLARS IN THOUSANDS)
BALANCE, December 31,
  1994....................   3,353,461    $ 34      $  3,047    $  2,266    $    --    $  5,347
  Net income..............          --      --            --       3,635         --       3,635
  Capital contribution....          --      --         1,725          --         --       1,725
  Dividends...............          --      --            --      (2,086)        --      (2,086)
                            ----------    ----      --------    --------    -------    --------
BALANCE, December 31,
  1995....................   3,353,461      34         4,772       3,815         --       8,621
  Net income..............          --      --            --       5,207         --       5,207
  Issuance of common
     stock................     216,841       2         1,498          --         --       1,500
  Dividends...............          --      --            --      (3,118)        --      (3,118)
                            ----------    ----      --------    --------    -------    --------
BALANCE, December 31,
  1996....................   3,570,302      36         6,270       5,904         --      12,210
  Acquisition of founding
     companies............   5,954,613      60        33,294          --         --      33,354
  Initial public offering,
     net..................   5,148,136      51        51,707          --         --      51,758
  Purchase of treasury
     stock................          --      --            --          --        (92)        (92)
  Stock transfer by
     shareholder, net of
     tax..................          --      --           575          --         --         575
  Net income..............          --      --            --       5,818         --       5,818
  Dividends...............          --      --            --     (14,251)        --     (14,251)
                            ----------    ----      --------    --------    -------    --------
BALANCE, December 31,
  1997....................  14,673,051     147        91,846      (2,529)       (92)     89,372
  Net income..............          --      --            --      15,250         --      15,250
  Issuance of common stock
     in acquisitions......   3,516,805      35        26,770          --         --      26,805
  Proceeds from sales of
     stock under employee
     benefit plans........      50,939      --         1,130          --         --       1,130
  Issuance of treasury
     stock to employee
     benefit plans........          --      --        (1,237)         --      1,237          --
  Purchase of treasury
     stock................          --      --            --          --     (1,737)     (1,737)
                            ----------    ----      --------    --------    -------    --------
BALANCE, September 30,
  1998 (unaudited)........  18,240,795    $182      $118,509    $ 12,721    $  (592)   $130,820
                            ==========    ====      ========    ========    =======    ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                              ----------------------------   ------------------
                                                               1995      1996       1997       1997      1998
                                                              -------   -------   --------   --------   -------
                                                                                                (UNAUDITED)
                                                                           (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 3,635   $ 5,207   $  5,818   $  4,023   $15,250
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities --
    Depreciation and amortization...........................      538       741      1,020        541     4,375
    Non-cash compensation, net of tax.......................       --        --        575         --        --
    Deferred income taxes...................................      191      (316)    (1,015)        45    (6,127)
    Provision for doubtful accounts and uncollectible
      notes.................................................       85       108        270         69       219
    Loss (gain) on sale of assets...........................       15        18       (112)       (18)     (123)
    Changes in assets and liabilities --
      Accounts receivable...................................      198       295      1,564        485    (6,210)
      Inventories...........................................   (4,874)   (6,107)     5,686     12,533    25,864
      Other assets..........................................      197      (514)     3,609       (773)     (821)
      Due from affiliates, net..............................       --        --        491         --        --
      Floorplan notes payable...............................    3,877     5,508     (5,374)   (13,539)  (34,819)
      Accounts payable and accrued expenses.................    3,335     2,392     (5,610)    (1,125)   12,208
                                                              -------   -------   --------   --------   -------
         Total adjustments..................................    3,562     2,125      1,104     (1,782)   (5,434)
                                                              -------   -------   --------   --------   -------
         Net cash provided by operating activities..........    7,197     7,332      6,922      2,241     9,816
                                                              -------   -------   --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in notes receivable..............................     (375)     (235)      (362)       (98)   (1,760)
  Collections on notes receivable...........................       --       192         88         29       947
  Purchases of property and equipment.......................     (928)   (1,977)    (2,164)      (886)   (7,218)
  Proceeds from sale of property and equipment..............       --        --      1,935        279       152
  Cash received in acquisitions, net of cash paid...........       --    (2,595)    11,164         --   (68,122)
                                                              -------   -------   --------   --------   -------
         Net cash provided by (used in) investing
           activities.......................................   (1,303)   (4,615)    10,661       (676)  (76,001)
                                                              -------   -------   --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under floorplan facilities for acquisition
    financing...............................................       --        --    (33,523)        --    33,523
  Principal payments of long-term debt......................     (172)     (153)      (471)      (205)   (2,632)
  Borrowings of long-term debt..............................       13       212        109         --    56,214
  Issuance of common stock..................................       --     1,500         --         --     1,128
  Initial public offering, net..............................       --        --     51,759         --        --
  Purchase of treasury stock................................       --        --        (92)        --    (1,737)
  Contribution from stockholders............................    1,725        --         --         --        --
  Dividends paid in cash, prior to the initial public
    offering................................................   (2,086)   (3,117)   (11,952)    (4,451)       --
                                                              -------   -------   --------   --------   -------
         Net cash provided by (used in) financing
           activities.......................................     (520)   (1,558)     5,830     (4,656)   86,496
                                                              -------   -------   --------   --------   -------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................    5,374     1,159     23,413     (3,091)   20,311
CASH AND CASH EQUIVALENTS, beginning of period..............    5,146    10,520     11,679     11,679    35,092
                                                              -------   -------   --------   --------   -------
CASH AND CASH EQUIVALENTS, end of period....................  $10,520   $11,679   $ 35,092   $  8,588   $55,403
                                                              =======   =======   ========   ========   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for --
    Interest................................................  $ 3,428   $ 3,118   $  4,200   $  2,814   $10,702
    Taxes...................................................      475       924        131         41    12,293

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

     Group 1 Automotive, Inc. and subsidiaries (Group 1 or the Company) was founded in December 1995 to become a leading consolidator in the highly fragmented automobile retailing industry. In October 1997, Group 1 acquired four separate dealership groups (the Founding Groups), consisting of 30 dealership franchises and related businesses, in exchange for consideration consisting of a combination of cash and common stock. Concurrent with the acquisition of the Founding Groups, Group 1 completed an initial public offering of 5,520,000 shares of common stock. The Company is primarily engaged in the retail sale of new and used vehicles and the sale of related finance, insurance and service contracts thereon. In addition, the Company sells automotive parts and provides vehicle servicing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     For financial statement presentation purposes, Howard Group, one of the Founding Groups, has been identified as the accounting acquiror. The acquisition of the remaining Founding Groups was accounted for using the purchase method of accounting. The operations of Group 1 Automotive, Inc., the parent company, and the Founding Groups, excluding the Howard Group, are included in the results of operations beginning October 31, 1997, the effective closing date of the acquisitions for accounting purposes. The results of operations of the Howard Group are included for the full year for all periods presented. The allocation of purchase price to the assets acquired and liabilities assumed has been initially assigned and recorded based on preliminary estimates of fair value and may be revised as additional information concerning the valuation of such assets and liabilities becomes available. All significant intercompany balances and transactions have been eliminated in consolidation.

  Interim Financial Information

     The interim financial statements as of September 30, 1998, and for the nine months ended September 30, 1997 and 1998, are unaudited, and certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has not been included herein. In the opinion of management, all adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been properly included. Due to seasonality and other factors, the results of operations for the interim periods are not necessarily indicative of the results that will be realized for the entire fiscal year.

  Revenue Recognition

     Revenue from vehicle sales, parts sales and vehicle service is recognized upon delivery to the customer.

  Finance, Insurance and Service Contract Income Recognition

     The Company arranges financing for customers through various institutions and receives financing fees equal to the difference between the loan rates charged to customers over the predetermined financing rates set by the financing institution. In addition, the Company receives commissions from the sale of credit life and disability insurance and extended service contracts to customers.

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

     The Company may be charged back (chargebacks) for unearned financing fees, insurance or service contract commissions in the event of early termination of the contracts by customers. The revenues from financing fees and commissions are recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and service contract income, net of estimated chargebacks, are included in other dealership revenue in the accompanying combined financial statements.

  Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase and contracts in transit. Contracts in transit represent contracts on vehicles sold, for which the proceeds are in transit from financing institutions.

  Inventories

     New, used and demonstrator vehicles are stated at the lower of cost or market, determined on a specific-unit basis. Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

     Expenditures for major additions or improvements which extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations.

  Goodwill

     Goodwill represents the excess of the purchase price of dealerships acquired over the fair value of tangible assets acquired at the date of acquisition. Goodwill is amortized on a straight-line basis over 40 years. Amortization expense charged to operations totaled approximately $27,000, $37,000 and $170,000 for the years ended December 31, 1995, 1996 and 1997, respectively. Accumulated amortization totaled approximately $129,000 and $299,000 as of December 31, 1996 and 1997, respectively.

  Income Taxes

     The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.

     Prior to acquisition of the Founding Groups, certain entities of the Howard Group elected S Corporation status, as defined by the Internal Revenue Code, whereby the companies were not

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES subject to taxation for federal purposes. Under S Corporation status, the stockholders report their share of these companies' taxable earnings or losses in their personal tax returns. All S Corporation elections were terminated in conjunction with the acquisitions.

  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of floorplan notes payable and long-term debt. The carrying amount of these financial instruments approximates fair value due either to length of maturity or existence of variable interest rates that approximate market rates.

     In January 1998, the Company entered into a three-year interest rate swap agreement with a bank. The effect of this swap will be to convert the interest rate on $75 million of debt to a fixed rate of approximately 7.16%.

  Advertising

     The Company expenses production and other costs of advertising as incurred. Advertising expense for the years ended December 31, 1995, 1996 and 1997 totaled $3.4, $3.2 and $5.9 million, respectively.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management in the accompanying financial statements relate to reserves for used vehicle valuations, retail loan guarantees and future chargebacks on finance, insurance and service contract income. Actual results could differ from those estimates.

  Statements of Cash Flows

     For purposes of the statements of cash flows, cash and cash equivalents include contracts in transit which are typically collected within one month. Additionally, the net change in floorplan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity in the statements of cash flows.

  Earnings Per Share

     SFAS No. 128 requires the presentation of basic earnings per share and diluted earnings per share in financial statements of public enterprises rather than primary and fully diluted earnings per share as previously required. Under the provisions of this statement, basic earnings per share is computed based on weighted average shares outstanding and excludes dilutive securities. Diluted earnings per share is computed including the impacts of all potentially dilutive securities. As the Company was not a public enterprise until October 1997, and the companies included in the statements of operations were under different tax structures (S Corporations and C Corporations), no earnings per share data has been presented for the historical results of

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES operations for the years ended December 31, 1995, 1996 and 1997. The following table sets forth the shares outstanding for the earnings per share calculations:

                                                            PRO FORMA      NINE MONTHS
                                                            YEAR ENDED        ENDED
                                                           DECEMBER 31,   SEPTEMBER 30,
                                                               1997           1998
                                                           ------------   -------------
Common stock outstanding, beginning of period............   14,673,051     14,673,051
  Weighted average common stock issued in acquisitions...           --      2,280,121
  Weighted average common stock issued to Employee Stock
     Purchase Plan.......................................           --         58,259
  Weighted average common stock issued in stock option
     exercises...........................................           --          4,731
  Less: Weighted average treasury shares repurchased.....         (247)       (58,835)
                                                            ----------     ----------
Shares used in computing basic earnings per share........   14,672,804     16,957,327
  Dilutive effect of stock options, net of assumed
     repurchase of treasury stock........................      425,790        581,119
                                                            ----------     ----------
Shares used in computing diluted earnings per share......   15,098,594     17,538,446
                                                            ==========     ==========

  Recent Accounting Pronouncements

     During June 1997, Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information" was issued. SFAS No. 131 requires that segment reporting for public reporting purposes be conformed to the segment reporting used by management for internal purposes. Additionally, it adds a requirement for the presentation of certain segment data on a quarterly basis starting in 1999. Management is currently evaluating the impact of this standard on the Company's future financial reporting.

  Reclassifications

     Certain reclassifications have been made to prior year financial statements to conform them with the current year presentation.

3. BUSINESS COMBINATIONS:

     The accompanying consolidated balance sheet includes preliminary allocations of the purchase price of the Founding Groups which are subject to final adjustment.

  Founding Groups

     The following pro forma financial information consists of income statement data from continuing operations as presented in the consolidated financial statements plus (1) the acquisition of the Founding Groups assuming the acquisitions occurred on January 1, 1996 and

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

1997, respectively, (2) the completion of the IPO as of the beginning of the respective periods and (3) certain pro forma adjustments discussed below.

                                                                1996         1997
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                  SHARE AMOUNTS)
                                                                   (UNAUDITED)
Revenues....................................................  $821,913     $902,295
Gross profit................................................   116,130      127,131
Income from operations......................................    21,822       25,412
Net income..................................................     9,447       11,413
Basic earnings per share....................................      0.64         0.78
Diluted earnings per share..................................  $   0.63     $   0.76

  Acquisitions (unaudited):

     During the first nine months of 1998, the Company acquired thirty-three automobile dealership franchises. These acquisitions were accounted for as purchases. The consideration paid in completing these acquisitions, including real estate acquired, included approximately $68.1 million in cash, net of cash received, approximately 3.5 million shares of restricted Common Stock and the assumption of an estimated $103.1 million of inventory financing and $2.9 million of mortgage financing. Additional consideration may be paid based on the financial performance of certain dealerships, over specified periods. Additional consideration, if any, will be payable in cash and Common Stock and will result in an increase in goodwill on the balance sheet of the Company. The accompanying consolidated balance sheet includes preliminary allocations of the purchase price of the acquisitions, which are subject to final adjustment. The preliminary allocations resulted in recording approximately $87.3 million of goodwill, which is being amortized over 40 years.

     The following unaudited pro forma financial information consists of income statement data from continuing operations as presented in the consolidated financial statements plus (1) unaudited income statement data for all acquisitions, completed before September 30, 1998, assuming that they occurred on January 1, 1997, (2) the completion of the initial public offering as of January 1, 1997 and (3) certain pro forma adjustments discussed below.

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                            --------------------------
                                                               1998           1997
                                                            -----------    -----------
                                                            (IN THOUSANDS, EXCEPT PER
                                                                  SHARE AMOUNTS)
Revenues..................................................  $1,381,152     $1,204,339
Gross profit..............................................     202,405        176,580
Income from operations....................................      46,233         39,651
Net income................................................      17,079         14,300
Basic earnings per share..................................        0.94           0.79
Diluted earnings per share................................        0.91           0.77

     Pro forma adjustments included in the amounts above primarily relate to:
(a) increases in revenues and decreases in cost of sales related to commission arrangements on certain third-party products sold by the dealerships which previously directly benefited the stockholders and which were terminated in conjunction with the acquisitions, allowing the dealerships to realize the benefits thereafter; (b) pro forma goodwill amortization expense over an estimated useful life of 40 years; (c) reductions in compensation expense and management fees to the level that certain

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES management employees and owners of the acquired companies will contractually receive; (d) incremental corporate overhead costs related to personnel costs, rents, professional service fees and directors and officers liability insurance premiums; (e) net increases in interest expense resulting from net cash borrowings utilized to complete acquisitions; and (f) incremental provisions for federal and state income taxes relating to the compensation differential, S Corporation income and other pro forma adjustments.

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

     Accounts receivable consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1996          1997
                                                              ---------    ----------
                                                              (DOLLARS IN THOUSANDS)
Amounts due from Manufacturers..............................   $3,575       $ 3,889
Due from finance companies..................................    1,002         3,217
Parts and service receivables...............................      652         2,273
Other.......................................................      778           890
                                                               ------       -------
          Total accounts receivable.........................    6,007        10,269
Less -- Allowance for doubtful accounts.....................     (108)         (520)
                                                               ------       -------
          Accounts receivable, net..........................   $5,899       $ 9,749
                                                               ======       =======

     Inventories consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1996          1997
                                                              ---------    ----------
                                                              (DOLLARS IN THOUSANDS)
New vehicles................................................   $36,973      $ 70,574
Used vehicles...............................................     8,613        25,690
Rental vehicles.............................................        --         2,495
Parts, accessories and other................................     2,088         6,662
                                                               -------      --------
          Total inventories.................................   $47,674      $105,421
                                                               =======      ========

     Accounts payable and accrued expenses consist of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Account payable, trade......................................   $ 6,136      $18,511
Reserve for finance, insurance and service contract
  chargebacks...............................................     2,891        5,265
Reserve for retail loan guarantees..........................        --        2,010
Other accrued expenses......................................     4,822       19,617
                                                               -------      -------
          Total accounts payable and accrued expenses.......   $13,849      $45,403
                                                               =======      =======

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

5. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                                       ESTIMATED          DECEMBER 31,
                                                      USEFUL LIVES   -----------------------
                                                        IN YEARS        1996         1997
                                                      ------------   ----------   ----------
                                                                     (DOLLARS IN THOUSANDS)
Land................................................          --      $    --      $ 7,665
Buildings...........................................    20 to 35           32        5,403
Leasehold improvements..............................     7 to 15        1,086        3,808
Machinery and equipment.............................      3 to 7        2,461        2,995
Furniture and fixtures..............................      5 to 7        1,387        4,590
Company vehicles....................................           5        2,146          528
                                                                      -------      -------
          Total.....................................                    7,112       24,989
Less -- Accumulated depreciation....................                   (2,983)      (3,403)
                                                                      -------      -------
          Property and equipment, net...............                  $ 4,129      $21,586
                                                                      =======      =======

6. FLOORPLAN NOTES PAYABLE:

     Floorplan notes payable reflect amounts payable for the purchase of specific vehicle inventory and consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
New vehicles................................................   $38,678      $42,918
Used vehicles...............................................     3,866       13,174
Rental vehicles.............................................        --        2,396
                                                               -------      -------
          Total floorplan notes payable.....................   $42,544      $58,488
                                                               =======      =======

     Floorplan notes payable are due to various floorplan lenders, bearing interest at rates ranging from prime minus 100 basis points to prime plus 175 basis points. As of December 31, 1996 and 1997 the weighted average interest rate on floorplan notes payable outstanding was 7.75% and 7.93%. Interest expense on floorplan notes payable totaled approximately $3.4, $3.1 and $3.9 million for the years ended December 31, 1995, 1996 and 1997, respectively. The floorplan arrangements permit the Company to borrow up to $150.4 million, dependent upon new and used vehicle sales and inventory levels. As of December 31, 1997, total available borrowings under floorplan agreements were approximately $91.9 million. Vehicle payments on the notes are due when the related vehicles are sold. The notes are collateralized by substantially all of the inventories of the Company.

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

7. LONG-TERM DEBT:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                               1996           1997
                                                              -------      ----------
                                                              (DOLLARS IN THOUSANDS)
Note payable to a bank with monthly principal payments of
  $41,892, due through March 2004, bearing interest at 7.5%,
  payable monthly...........................................   $ --         $ 3,138
Note payable to a bank, with monthly principal payments of
  $13,740 due through August 2006, bearing interest at prime
  rate (8.50% at December 31, 1997).........................     --           2,083
Mortgage loan to a bank, with monthly principal payments of
  $15,000, due through May 2005, bearing interest at prime
  plus 25 basis points (8.75% at December 31, 1997), payable
  monthly...................................................     --           1,314
Revolving line of credit with a bank, due on demand, bearing interest at prime plus 100 basis points (9.5% at December
  31, 1997).................................................     --             985
Note payable to a bank, with monthly principal and interest
  payments of $5,831 due through February 2006, bearing
  interest at 8.20%.........................................     --             568
Other notes payable, maturing in varying amounts through
  August 2001 with interest ranging from 7.0% to 13.7%......    344           1,281
                                                               ----         -------
          Total long-term debt..............................    344           9,369
Less -- Current portion.....................................    (34)         (2,316)
                                                               ----         -------
          Long-term portion.................................   $310         $ 7,053
                                                               ====         =======

     The notes payable are secured by the land, buildings or other assets for which the debt was incurred. On December 31, 1997, Group 1 entered into a $125 million, three-year revolving Credit Agreement with a bank group (the "Credit Facility"). There were no amounts drawn on the Credit Facility as of December 31, 1997. The Credit Facility provides for a floorplan line of credit of $75 million for the financing of vehicle inventories and an acquisition line of credit of $50 million, for the financing of acquisitions, general corporate purposes or capital expenditures. The amount of funds available under the acquisition line is dependent upon a calculation based on the Company's cash flow and maintaining certain financial ratios. At Group 1's option the acquisition line of credit of the Credit Facility may bear interest based on the London Interbank Offered Rate plus a margin varying from 150 to 275 basis points, dependent upon certain financial ratios. Additionally, the loan agreement contains various covenants including financial ratios and other requirements which must be maintained by the Company. The agreements also limit the amount the Company may pay as cash dividends.

     Total interest expense on long-term debt was approximately $56,000 and $176,000 for the years ended December 31, 1996 and 1997, respectively.

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

     The aggregate maturities of long-term debt as of December 31, 1997 are as follows:

                                                                  (DOLLARS IN
                                                                   THOUSANDS)
1998........................................................         $2,316
1999........................................................          1,206
2000........................................................          1,139
2001........................................................          1,056
2002........................................................            897
Thereafter..................................................          2,755
                                                                     ------
          Total long-term debt..............................         $9,369
                                                                     ======

8. CAPITAL STOCK AND STOCK OPTIONS:

     In 1996, Group 1 adopted the 1996 Stock Incentive Plan (the Plan), which provides for the granting or awarding of stock options, stock appreciation rights and restricted stock to officers and other key employees and directors. The number of shares authorized and reserved for issuance under the Plan is 2,000,000 shares of which 752,550 are available for future issuance. In general, the terms of the option awards (including vesting schedules) are established by the Compensation Committee of the Company's Board of Directors. As of December 31, 1997, the Company has granted options to employees and directors covering an aggregate of 1,247,450 shares of common stock. All outstanding options are exercisable over a period not to exceed 10 years and vest over a five- or six-year period.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which, if fully adopted, requires the Company to record stock-based compensation at fair value. The Company has adopted the disclosure requirements of SFAS No. 123 and has elected to record employee compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25. Accordingly, compensation expense is recorded for stock options based on the excess of the fair market value of the common stock on the date the options were granted over the aggregate exercise price of the options. As the exercise price of options granted under the Plan has been equal to or greater than the market price of the Company's stock on the date of grant, no compensation expense related to the Plan has been recorded.

     Had compensation expense for the Plan been determined based on the provisions of SFAS No. 123, the impact on the Company's net income would have been as follows for the year ended December 31, 1997:

Net income as reported (in thousands).......................  $5,818
Pro forma net income under FAS 123 (in thousands)...........  $5,451

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

     The following table summarizes the Company's outstanding stock options:

                                                                     YEAR ENDED
                                                                 DECEMBER 31, 1997
                                                             --------------------------
                                                                            WEIGHTED
                                                                            AVERAGE
                                                              NUMBER     EXERCISE PRICE
                                                             ---------   --------------
Options outstanding, beginning of year.....................    205,000       $2.90
Grants:
  First quarter 1997 (all at $2.90 per share)..............    360,000        2.90
  Fourth quarter 1997 (all at $12.00 per share)............    682,450       12.00
                                                             ---------       -----
Options outstanding, end of year...........................  1,247,450       $7.88
                                                             =========       =====

     At December 31, 1997, 129,843 options were exercisable at a weighted average exercise price of $6.56. The weighted average exercise price of options granted during the year ended December 31, 1997 was $8.86. The weighted average remaining contractual life of options outstanding is 9.5 years. The weighted average fair value per share of options granted during the years ended December 31, 1996 and 1997 is $0.45 and $5.94, respectively. The fair value of the options granted prior to the initial public offering were estimated on the date of the grant using the minimum value method as the Company was not a public entity and was not able to use the Black-Scholes model because estimating the expected volatility was not feasible. The fair value of options granted at or subsequent to the initial public offering is estimated on the date of grant using the Black-Scholes option pricing model.

     The following table summarizes the weighted average information used in determining the fair value of the options granted during the years ended December 31, 1996 and 1997:

                                                               1996       1997
                                                               ----       ----
Weighted average risk-free interest rate....................   5.0%       5.9%
Weighted average expected life of options...................  6 years   10 years
Weighted average expected volatility........................    N/A      58.1%
Weighted average expected dividends.........................    --         --

     In September 1997, Group 1 adopted Group 1 Automotive's 1998 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan authorizes the issuance of up to 200,000 shares of Common Stock and provides that no options may be granted under the Purchase Plan after June 30, 2007. The Purchase Plan is available to all employees of the Company and its participating subsidiaries. At the end of each fiscal quarter ("Option Period") during the term of the Purchase Plan, the employee contributions are used to acquire shares of Common Stock at 85% of the fair market value of the Common Stock on the first or the last day of the Option Period, whichever is lower.

9. RELATED-PARTY TRANSACTIONS:

     The principals of the Founding Groups lease certain of the dealership facilities to Group 1 under long-term operating leases. Additional information regarding the terms of these leases is contained in Note 10, "Operating Leases."

     In connection with the acquisitions the principal stockholder of the Howard Group acquired certain non-operating assets (recreational vehicles and properties) owned by the Howard Group. The purchase price, which approximated fair market value, was approximately $2.0 million.

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

10. OPERATING LEASES:

     The Company leases various facilities and equipment under long-term operating lease agreements, including leases with related parties. The related-party leases expire on December 31, 2027 and are cancelable, at the Company's option, every five years beginning in 2007. The third-party leases are non-cancelable and expire on various dates through August 2013.

     Future minimum lease payments for operating leases are as follows:

            YEAR ENDED DECEMBER 31,              RELATED PARTIES   THIRD PARTIES    TOTAL
            -----------------------              ---------------   -------------   -------
                                                          (DOLLARS IN THOUSANDS)
1998...........................................      $ 5,022          $ 2,025      $ 7,048
1999...........................................        5,076            1,731        6,807
2000...........................................        5,044            1,671        6,715
2001...........................................        5,044              989        6,032
2002...........................................        4,909              570        5,479
Thereafter.....................................       24,412            5,038       29,450
                                                     -------          -------      -------
          Total................................      $49,507          $12,024      $61,531
                                                     =======          =======      =======

     Total rent expense under all operating leases, including operating leases with related parties, was approximately $2.2, $2.3 and $3.3 million for the years ended December 31, 1995, 1996 and 1997, respectively. Total rental expense for the year ending December 31, 1998 is not anticipated to be materially different than the total rental expense incurred by all of the companies for the year ended December 31, 1997. Rental expense on related-party leases, which is included in the above amounts, totaled approximately $1.8, $1.9 and $2.6 million for the years ended December 31, 1995, 1996 and 1997, respectively.

11. INCOME TAXES:

     Federal and state income taxes are as follows:

                                                                   DECEMBER 31,
                                                             ------------------------
                                                             1995     1997     1996
                                                             -----   ------   -------
                                                              (DOLLARS IN THOUSANDS)
Federal --
  Current..................................................  $476    $ 587    $1,291
  Deferred.................................................   161     (262)     (762)
State --
  Current..................................................    77      111       297
  Deferred.................................................    30      (54)     (253)
                                                             ----    -----    ------
Provision for income taxes.................................  $744    $ 382    $  573
                                                             ====    =====    ======

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

     Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate tax rate of 34 percent to income before income taxes as follows:

                                                                DECEMBER 31,
                                                         --------------------------
                                                          1995     1996      1997
                                                         ------   -------   -------
                                                           (DOLLARS IN THOUSANDS)
Provision at the statutory rate........................  $1,489   $ 1,900   $ 2,173
Increase (decrease) resulting from --
  Income of S Corporations.............................    (877)   (1,585)   (1,269)
  State income tax, net of benefit for federal
     deduction.........................................      70        38        29
  Deferred tax assets realized on conversion of S
     Corporations to C Corporations....................      --        --      (403)
  Other................................................      62        29        43
                                                         ------   -------   -------
Provision for income taxes.............................  $  744   $   382   $   573
                                                         ======   =======   =======

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax assets and (liabilities) result principally from the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Inventory...................................................   $(2,637)     $(3,166)
Reserves and accruals not deductible until paid.............     2,176        8,639
Depreciation................................................       (59)        (645)
Other.......................................................       104          166
                                                               -------      -------
Net deferred tax asset (liability)..........................   $  (416)     $ 4,994
                                                               =======      =======

     The net deferred tax assets and (liabilities) are comprised of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Deferred tax assets --
  Current...................................................   $ 2,145      $10,220
Deferred tax liabilities --
  Current...................................................    (2,502)      (1,527)
  Long-term.................................................       (59)      (3,699)
                                                               -------      -------
Net deferred tax asset (liability)..........................   $  (416)     $ 4,994
                                                               =======      =======

12. COMMITMENTS AND CONTINGENCIES:

  Litigation

     The Company is a defendant in several lawsuits arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on the Companies' financial position or results of operations.

                   GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

  Insurance

     Because of their vehicle inventory and nature of business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. The Company's insurance includes an umbrella policy with a $50 million per occurrence limit as well as insurance on its real property, comprehensive coverage for its vehicle inventory, general liability insurance, employee dishonesty coverage and errors and omissions insurance in connection with its vehicle sales and financing activities.

  Loan Guarantees

     Two of the Company's dealerships provide financing for certain customers through a third-party lender. Under the terms of this financing contract, customers execute installment contracts which are guaranteed with full recourse to the dealerships. The dealerships transfer the rights to the future economic benefits related to the receivables; however, in the event that the customer defaults on the note, the lender may require repayment of the principal amount of the note plus earned interest through the date of default, with collection efforts to be performed by the dealership. As of December 31, 1997, total customer notes outstanding guaranteed by the two dealerships were approximately $10.1 million. The dealerships have provided reserves for estimated future loan losses based on historical loss trends and total guarantees outstanding (see
Note 4). This financing arrangement represents approximately 1.3% of the Company's total financing arranged.

13. RETIREMENT PLANS:

     Effective April 1, 1996, one of the Founding Groups established a 401(k) salary deferral/savings plan for the benefit of all employees. Employees electing to participate in the plan may contribute up to 15% of annual compensation, limited to the maximum amount that can be deducted for income tax purposes each year.

     The Founding Group, at its discretion, has the option to match each employee's contribution up to a maximum of 6% of annual compensation each plan year. The Founding Group elected to make contributions totaling approximately $178,000 and $306,000 for the years ended December 31, 1996 and 1997, respectively.

                                  UNDERWRITING

     Group 1, the subsidiary guarantors and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                              Principal Amount
                        Underwriters                              of Notes
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................    $ 60,000,000
Chase Securities Inc. ......................................      20,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........      20,000,000
                                                                ------------
          Total.............................................    $100,000,000
                                                                ============

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.75% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price up to 0.25% per Note from the initial public offering price. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The Notes are a new issue of securities with no established trading market. Group 1 has been advised by the underwriters that the underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater amount of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Group 1 and the subsidiary guarantors have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Group 1 estimates that its expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

     As described below, an affiliate of Chase Securities Inc. will receive more than 10% of the proceeds from the sale of the Notes. Accordingly, this offering is being conducted pursuant to Rule 2710(c)(8) of the Rules of Conduct of the National Association of Securities Dealers, Inc. In accordance with this provision, Goldman, Sachs & Co. has acted as "qualified independent underwriter", and the yield on the Notes is not lower than that recommended by Goldman, Sachs & Co. in compliance with the requirements of Rule 2720(c)(3) of the NASD Rules of Conduct. In connection with this offering, Goldman, Sachs & Co. has performed due diligence investigations and reviewed and participated in the preparation of this prospectus.

     Certain of the underwriters and their affiliates perform various investment banking and commercial banking services for us from time to time. Chase Securities Inc. is an affiliate of Chase Bank of Texas, National Association ("Chase Texas"). Chase Texas is agent bank and a lender under our credit facility and will receive its proportionate share of our repayment of amounts outstanding under the credit facility from the proceeds of the offering.

PROSPECTUS

Group 1 Automotive, Inc.
950 Echo Lane, Suite 350
Houston, Texas 77024
(713) 467-6268

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

                             ---------------------

    We may offer and sell the securities listed above with an aggregate offering price up to $250 million in connection with this prospectus. We will provide specific terms of these offerings and securities in supplements to this prospectus, including whether the debt securities are guaranteed by all of our subsidiaries.

     YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT TO THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST, INCLUDING THE RISK FACTORS WHICH BEGIN ON PAGE 4 OF THIS PROSPECTUS.

                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

This prospectus is dated January 29, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    2
Where You Can Find More Information.........................    2
Cautionary Statement About Forward-Looking Statements.......    3
Disclaimer..................................................    4
The Company.................................................    4
Risk Factors................................................    4
Use of Proceeds.............................................   12
Ratios of Earnings to Fixed Charges and Earnings to Fixed
  Charges plus Dividends....................................   12
Description of Debt Securities..............................   12
Description of Capital Stock................................   21
Depositary Shares...........................................   26
Plan of Distribution........................................   27
Legal Matters...............................................   28
Experts.....................................................   28

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $250 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file such information with the New York Stock Exchange. Such reports, proxy statements and other information may be read and copied at 30 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until we sell all of the securities or we terminate this offering:

     - Our Annual Report on Form 10-K for the year ended December 31, 1997 (as amended on April 15, 1998);

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 (as amended on September 22, 1998) and September 30, 1998;

     - Our Current Reports on Form 8-K, filed March 31, 1998 (as amended on May 28, 1998), April 15, 1998, (as amended on June 11, 1998), December 11,
       1998, January 25, 1999 and January 26, 1999; and

     - The description of the common stock contained in our Form 8-A dated October 7, 1997.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:
     Scott L. Thompson
     Senior Vice President -- Chief Financial Officer & Treasurer
     Group 1 Automotive, Inc.
     950 Echo Lane, Suite 350
     Houston, Texas 77024
     (713) 467-6268

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act (the "Securities Act") and Section 21E of the Securities Exchange Act (the "Exchange Act"). These statements appear in a number of places in this prospectus and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things:

     - future acquisitions,

     - expected future cost savings,

     - future capital expenditures,

     - trends affecting our future financial condition or results of operations, and

     - our business strategy regarding future operations.

     Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results for a number of reasons, including:

     - industry conditions,

     - future demand for new and used vehicles,

     - restrictions imposed on us by automobile manufacturers,

     - the ability to obtain the consents of automobile manufacturers to our acquisitions,

     - the availability of capital resources, and

     - the willingness of acquisition candidates to accept our common stock as currency.

     The information contained in this prospectus, including the information set forth under the heading "Risk Factors," identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

     All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

                                   DISCLAIMER

     No Manufacturer or Distributor (as defined in this prospectus) has been involved, directly or indirectly, in the preparation of this prospectus or in any offering made hereby. No Manufacturer or Distributor has made any statements or representations in connection with the offering or has provided any information or materials that were used in connection with the offering, and no Manufacturer or Distributor has any responsibility for the accuracy or completeness of this prospectus.

                                  THE COMPANY

     We are a leading operator and consolidator in the highly fragmented automotive retailing industry. We currently own 59 automobile dealership franchises representing 23 different brands of automobiles and 12 collision service centers located in Texas, Oklahoma, Florida, New Mexico, Georgia and Colorado. Through our dealerships, we sell new and used cars and light trucks, provide maintenance and repair services, sell replacement parts and arrange related financing, vehicle service contracts and insurance.

     We were incorporated in Delaware in December 1995. We began operating automobile dealerships in November 1997 when we acquired our four "founding groups" in four separate simultaneous transactions. Our founding groups owned 30 dealership franchises, and, since then, we have acquired an additional 33 dealership franchises in 10 separate acquisitions. Additionally, we acquired two franchises through manufacturer grants. During 1998, we sold one Subaru franchise and returned one Kia franchise to the manufacturer. In addition, Chrysler ceased operation of the Eagle brand nationally, of which we had four franchises. These six franchises were insignificant to our operations.

     Our corporate headquarters is located in Houston, Texas at 950 Echo Lane, Suite 350, Houston, Texas 77024 (telephone: (713) 467-6268).

                                  RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus, including the risk factors set forth below, before investing.

MANUFACTURER RESTRICTIONS

     The following table sets forth the percentage of our new vehicle retail unit sales attributable to the manufacturers we represent:

                                                              PERCENTAGE OF OUR
                                                                 NEW VEHICLE
                                                               PRO FORMA RETAIL
                                                              UNITS FOR THE NINE
                                                                 MONTHS ENDED
                        MANUFACTURER                          SEPTEMBER 30, 1998
                        ------------                          ------------------
Ford........................................................         25.7%
Toyota/Lexus................................................         19.3
Chrysler....................................................         18.1
General Motors..............................................         14.8
Nissan......................................................          9.4
Honda/Acura.................................................          9.2
Other.......................................................          3.5
                                                                    -----
Total.......................................................        100.0%
                                                                    =====

     The loss of our relationships with one or more of these named manufacturers could have an adverse effect on our business.

     The term Manufacturers refers to all of the manufacturers of new cars that we sell, including Ford Motor Company ("Ford"), General Motors Corporation ("GM"), DaimlerChrysler ("Chrysler"), Toyota Motor Corp. and Toyota Motor Sales, U.S.A., Inc. (collectively "Toyota"), Honda Motor Co., Ltd. and American Honda Motor Co., Inc. (collectively "Honda"), Nissan Motor Co., Ltd. and Nissan Motor

North America, Inc. (collectively "Nissan"), Mitsubishi Motor Sales of America, Inc., American Isuzu Motors, Inc., American Suzuki Motor Corporation and Volvo Cars of North America, Inc.

     FRANCHISE AGREEMENTS. Each of our dealerships operates under a franchise agreement with one of our Manufacturers (or authorized distributors ("Distributors")). Under our dealership franchise agreements, the Manufacturers exert considerable influence over the operations of our dealerships. Each of the franchise agreements may be terminated or not renewed by the Manufacturer for a variety of reasons, including any unapproved change of ownership or management. While we believe that we will be able to renew all of our franchise agreements, we cannot guarantee that all of our franchise agreements will be renewed or that the terms of the renewals will be favorable to us.

     Our franchise agreements do not give us the exclusive right to sell a Manufacturer's product within a given geographic area. Accordingly, a Manufacturer may, subject to any protection of state law, grant another dealer a franchise to start a new dealership near one of our locations, or an existing dealer may move its dealership to a location which would compete directly with us. The location of new dealerships near our existing dealerships could adversely affect our operations.

     ACQUISITIONS. We must obtain the consent of the Manufacturer prior to the acquisition of any of its dealership franchises. Delays in obtaining, or failing to obtain, Manufacturer approvals for dealership acquisitions could adversely affect our growth strategy. Obtaining the consent of a Manufacturer for the acquisition of a dealership could take a significant amount of time or might be rejected entirely. Obtaining the approvals of the Manufacturers for the acquisition of our founding groups took almost one year. Although the Manufacturer approvals of our recent acquisitions have taken significantly less time, future approvals may not be prompt and such approvals may not be ultimately obtained.

     In determining whether to approve an acquisition, Manufacturers may consider many factors, including the moral character and business experience of the dealership principals and the financial condition, ownership structure and customer satisfaction index scores of our dealerships.

     Our Manufacturers attempt to measure customers' satisfaction with automobile dealerships through systems generally known as the customer satisfaction index or "CSI". The Manufacturers have modified the components of their CSI scores from time to time in the past, and they may replace them with different systems. Failure of our dealerships to comply with a Manufacturer's CSI standards could adversely affect our ability to acquire additional dealerships.

     In addition, a Manufacturer may limit the total number of its dealerships that we may own or the number that we may own in a particular geographic area. The following is a summary of the restrictions imposed by our most significant Manufacturers.

     Ford. Ford currently limits the number of dealerships that we may own to the greater of (1) 15 Ford and 15 Lincoln Mercury dealerships and (2) that number of Ford and Lincoln Mercury dealerships accounting for 5% of the preceding year's total Ford and Lincoln Mercury retail sales of those brands in the United States. In addition, Ford limits us to one Ford dealership in a Ford-defined market area having two or less authorized Ford dealerships and one-third of the Ford dealerships in any Ford-defined market area having more than three authorized Ford dealerships. In many of its dealership franchise agreements, Ford has the right of first refusal to acquire, subject to applicable state law, the Ford franchised dealership when its ownership changes.

     Toyota. Toyota restricts the number of dealerships that we may own and the time frame over which they may be acquired. We can acquire no more than two Toyota dealerships in each semi-annual period from January to June and July to December until we acquire a total of seven Toyota dealerships. After we acquire seven Toyota dealerships we can acquire, if we are then qualified, additional dealerships over a minimum of seven semi-annual periods up to a maximum number of dealerships equal to 5% of Toyota's aggregate national annual retail sales volume. In addition, Toyota restricts the number of Toyota dealerships that we may acquire in any Toyota-defined region and "Metro" market, as well as any contiguous market. We may acquire only three Lexus dealerships nationally and two Lexus dealerships in any one of the four Lexus geographic areas. While we recently have been granted a Lexus companion dealership located south of Houston, this dealership is not considered by Lexus to be a new and separate Lexus dealership for purposes of the restriction on the number of Lexus dealerships we may acquire.

     Chrysler. Currently, we have no agreement with Chrysler restricting our ability to acquire Chrysler dealerships. Chrysler has advised us that in determining whether to approve an acquisition of a Chrysler dealership, Chrysler considers the number of Chrysler dealerships the acquiring company already owns. Chrysler currently considers carefully, on a case-by-case basis, any acquisition that would cause the acquiring company to own more than 10 Chrysler dealerships nationally, six in the same Chrysler-defined zone and two in the same market.

     General Motors. General Motors currently limits the number of GM dealerships that we may acquire prior to October 1999 to seven additional GM dealership locations (any one dealership, however, may include a number of different GM franchises, such as a combination of GMC, Pontiac and Buick franchises). In addition, GM limits the maximum number of GM dealerships that we may acquire at any time to 50% of the GM dealerships, by franchise line, in a GM-defined geographic market area. However, our current agreement with GM does not include Saturn dealerships and our future acquisition of a Saturn dealership will be subject to GM approval on a case-by-case basis.

     Nissan. Nissan restricts us from owning Nissan dealerships whose primary marketing areas ("PMA", as defined by Nissan) competitive segment registration count comprises more than 5% of Nissan's total national competitive segment registrations based on the sum of the retail competitive segment registrations in PMAs associated with us; or 20% of any Nissan region's total competitive segment registrations contained in all PMAs associated with us in that region.

     Honda. Under our current agreement with Honda, Honda limits the number of dealerships that we may own to (1) seven Honda and three Acura franchises nationally, (2) one Honda dealership in a Honda-defined "Metro" market with two to 10 Honda dealership points, (3) two Honda dealerships in a Metro market with 11 to 20 Honda dealership points, (4) three Honda dealerships in a Metro market with 21 or more Honda dealership points, (5) no more than 4% of the Honda dealerships in any one of the 10 Honda geographic zones, (6) one Acura dealership in a Metro market, and (7) two Acura dealerships in any one of the six Acura geographic zones.

     Honda has proposed a new agreement to replace our current agreement. Honda has proposed that we could acquire Honda dealerships representing up to 6% of total Honda unit sales in the United States by December 31, 2005, increasing 1% each year beginning January 1, 2002 from the 2% level in effect through December 31, 2001. The proposed new agreement contains additional restrictions in various geographic markets. We are continuing to negotiate with Honda on these geographic restrictions as well as other restrictions on the number of dealerships that we may acquire. Also under the proposed new agreement, we could acquire no more than two Acura dealerships in a Metro market with four or more dealer points and one Acura dealership in other Metro markets, three Acura dealerships in any one of the six Acura geographic zones and five Acura dealerships nationally.

     We currently own six Ford, one Lincoln, one Mercury, 21 Chrysler, two Toyota, one Lexus, three Honda and two Acura dealership franchises and six General Motors dealership locations. Under current restrictions, we may acquire the maximum number of Toyota dealerships described above based on aggregate national retail sales volume of Toyota, two additional Lexus dealerships, four additional Honda dealerships, one additional Acura dealership, approximately 400 additional Ford and Lincoln Mercury dealerships and seven additional GM dealership locations prior to October 1999, subject to being increased.

     FINANCINGS. Provisions in our agreements with our Manufacturers may restrict in the future our ability to obtain financing. Our current agreement with Honda requires Honda's consent for any equity offering. Honda's proposed new agreement with us does not contain that requirement. We have not negotiated or executed the proposed new agreement, nor have we obtained Honda's consent for any offering in connection with this prospectus. If Honda were to claim that we breached its existing agreement with us and seek to enforce its remedies, we could be adversely affected.

     If we materially breach our agreement with Honda, Honda could purchase our Honda and Acura dealerships at their fair market value and terminate our dealer agreements with Honda and Acura. For the nine-month period ended September 30, 1998, our Honda and Acura dealerships represented approximately 8.9% and 8.4% of our pro forma revenues and operating income, respectively.

     Honda's proposed new agreement prohibits pledging the stock of Honda franchised dealerships to secure debt financing, although it allows pledging the proceeds from the sale of Honda franchised dealership stock. We are continuing to negotiate with Honda on the terms of the proposed new agreement.

     Our agreement with General Motors contains provisions prohibiting pledging the stock of our GM franchised dealerships. Our agreement with Ford permits pledging our Ford franchised dealerships' stock and assets, but only for Ford dealership-related debt. Moreover, our Ford agreement permits our Ford franchised dealerships to guarantee, and to use Ford franchised dealership assets to secure, our debt, but only for Ford dealership-related debt. Ford has waived that requirement for the offering of Debt Securities covered by this prospectus. If, however, we fail to meet certain minimum financial ratios Ford can reject any acquisitions of Ford franchised dealerships and/or purchase our Ford franchised dealerships.

     OUR OWNERSHIP AND MANAGEMENT. As a condition to granting their consent to our previous acquisitions and our initial public offering, some Manufacturers have imposed other restrictions on us.

     These restrictions prohibit:

     - any one person who in the opinion of the Manufacturer is unqualified to own its franchised dealership or has interests incompatible with the Manufacturer from acquiring more than a specified percentage of our common stock (5% in the case of Honda; 20% in the case of General Motors, Toyota and Nissan, and 50% in the case of Ford;

     - certain material changes in us or extraordinary corporate transactions such as a merger or sale of a material amount of our assets;

     - the removal of a dealership general manager without the consent of the Manufacturer;

     - the use of dealership facilities to sell or service new vehicles of other Manufacturers in certain situations; and

     - changes in control of our Board of Directors or management.

     If we are unable to comply with these restrictions, we generally must (1) sell the assets of the dealerships to the Manufacturer or to a third party acceptable to the Manufacturer or (2) terminate the dealership agreements with the Manufacturer. The Manufacturers may impose additional restrictions on us in the future. Our failure to meet these restrictions may adversely affect, our business and acquisition strategy.

     Our current agreement with Honda gives Honda the right to approve the acquisition of more than 5% of our common stock by any individual or entity, and any subsequent acquisition of more than 10% by such individual, if Honda determines that such acquisition is reasonably detrimental to its interests. Honda may determine that such acquisition is reasonably detrimental to its interests if the acquiring person: competes with Honda, has criminal affiliations or a criminal record, has inadequate experience in the automotive sales and service business, has an unacceptable credit rating, has unacceptable CSI scores or has had prior unsatisfactory relationships with Honda.

     An institutional investor may acquire up to 10% of our common stock without the consent of Honda, unless the institutional investor competes with Honda, has criminal affiliations or a criminal record, or has acquired, or has a reasonable likelihood of acquiring, a controlling interest in us.

     We are required to notify Honda with respect to any such acquisition or proposed acquisition, and if Honda does not approve of the acquisition, we are required to use our best efforts to prevent the acquisition or, if the acquisition has already occurred, to reacquire the shares so transferred. If we are unable to prevent the acquisition or to reacquire the shares we will be in material breach of our agreement with Honda.

     In addition, under our agreement with Honda, each stockholder of the founding groups has agreed not to sell, transfer or in any manner encumber any of the shares of our common stock he acquired in connection with our acquisition of the founding groups, or enter into any agreement or other arrangement providing for the voting of such shares of common stock, without the prior written approval of Honda. If one of these stockholders violates this restriction, we must inform Honda. If Honda does not approve the transfer, and we cannot acquire the shares or arrange for the retransfer of such shares to a person approved by Honda, we will be in breach of our agreement with Honda. The new agreement proposed by Honda does not contain these restrictions on our stockholders.

     Our agreement with Honda also provides that if an entity that Honda has not approved acquires or threatens to acquire a controlling interest in us or any of our Honda or Acura dealerships, we will be in breach of our agreement with Honda.

     OPERATIONS.  We depend on our Manufacturers for operational support:

     - We depend on the Manufacturers to provide us with a desirable mix of new vehicles. The most popular vehicles usually produce the highest profit margins and are frequently difficult to obtain from the Manufacturers. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins.

     - We depend on the Manufacturers for sales incentives and other programs that are intended to promote dealership sales or support dealership profitability. Manufacturers historically have made many changes to their incentive programs during each year. A discontinuation or change in Manufacturers' incentive programs could adversely affect our business. Moreover, some Manufacturers use a dealership's CSI scores as a factor for participating in incentive programs. Failure to comply with the CSI standards could adversely affect our participation in dealership incentive programs, which could have a material adverse effect on us.

     Our Manufacturer agreements also specify that we cannot operate a dealership franchised by another Manufacturer in the same building as that Manufacturer's franchised dealership in certain situations. In addition, some Manufacturers, like GM, are in the process of realigning their franchised dealerships along defined "channels", such as combining Pontiac, Buick and GMC in one dealership location. As a result, GM may require us to move or sell some dealerships. Moreover, our Manufacturers generally require that the dealership premises meet defined image standards. All of these requirements could impose significant capital expenditures on us in the future.

DEPENDENCE ON ACQUISITIONS FOR GROWTH

     Growth in our revenues and earnings depends substantially on our ability to acquire and successfully operate dealerships. We cannot guarantee that we will be able to identify and acquire dealerships in the future. In addition, managing and integrating additional dealerships into our existing mix of dealerships may result in substantial costs, delays or other operational or financial problems.

     Restrictions by our Manufacturers as well as covenants contained in our debt instruments limit our ability to acquire additional dealerships. In addition, increased competition for acquisition candidates may develop, which could result in fewer acquisition opportunities available to us and higher acquisition prices.

     Acquisitions involve a number of additional risks, including:

     - diversion of our resources and our management's attention,

     - our possible inability to retain key personnel of the acquired dealership, and

     - unanticipated events or liabilities.

     We will continue to need substantial capital in order to acquire additional automobile dealerships. In the past, we have financed these acquisitions with a combination of cash flow from operations, proceeds from borrowings under our credit facilities with banks and issuances of our common stock. We cannot guarantee that these sources of funds will be sufficient to fund our acquisition program and other cash needs, or that we will be able to obtain adequate additional capital from other sources.

     We expect to utilize our current credit facility to borrow a portion of the funds required for acquisitions. If funds under the credit facility are insufficient to fund our acquisition program, we will be required to obtain alternative financing such as from the issuance of additional debt or equity securities or an expansion or replacement of the credit facility.

     We currently intend to finance future acquisitions by issuing shares of common stock as full or partial consideration for acquired dealerships. The extent to which we will be able or willing to issue common stock for acquisitions will depend on the market value of the common stock from time to time and the willingness of potential acquisition candidates to accept common stock as part of the consideration for the sale of their businesses. If potential acquisition candidates are unwilling to accept our common stock, we will be forced to rely solely on available cash or debt or equity financing, which could adversely affect our acquisition program. Accordingly, our ability to make acquisitions could be adversely affected if the price of our common stock declines.

DEPENDENCE ON THE SUCCESS OF OUR MANUFACTURERS

     Our success depends upon the overall success of the line of vehicles that each of our dealerships sells. Demand for our Manufacturers' vehicles as well as the financial condition, management, marketing, production and distribution capabilities of our Manufacturers affect our business.

     Although we have attempted to lessen our dependence on any one Manufacturer by buying dealerships representing a number of different domestic and foreign Manufacturers, events such as labor disputes and other production disruptions that may adversely affect a Manufacturer may also adversely affect us. Similarly, the late delivery of vehicles from Manufacturers, which sometimes occurs during periods of new product introductions, can lead to reduced sales during those periods. Moreover, any event that causes adverse publicity involving any of our Manufacturers may have an adverse effect on us regardless of whether such event involves any of our dealerships.

RISKS OF IMPORTING PRODUCTS

     A significant portion of our new vehicle business involves the sale of vehicles, vehicle parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations are subject to customary risks associated with imported merchandise, including fluctuations in the value of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries.

     The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs on imported merchandise. Any of those impositions or adjustments could affect our operations and our ability to purchase imported vehicles and parts. This, in turn, could have an adverse effect on our business.

FLUCTUATIONS IN PROFITABILITY

     The automobile industry is cyclical and historically has experienced downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, personal discretionary spending levels, interest rates and credit availability. We cannot guarantee that the industry will not experience sustained periods of decline in vehicle sales in the future. Any such decline could have an adverse effect on our business.

     The automobile industry also experiences seasonal variations in revenue. Demand for automobiles is generally lower during the winter months than in other seasons, particularly in regions of the United States associated with harsh winters. Accordingly, we expect revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters.

CONTINGENT ACQUISITION PAYMENTS

     In our early acquisitions in which we issued shares of our common stock as consideration, we guaranteed to the recipients of the shares that they will receive a minimum price for their shares if they sell the shares in the market. In the event that they do not receive the guaranteed price in a sale, we are required to pay them the difference between the price they received and the guaranteed price. As of December 31, 1998, there were 3,450,187 shares of common stock subject to our guarantee with a weighted average guarantee price of approximately $13.49 per share. These guarantees have terms of three years to ten years with a weighted average term of approximately 6.3 years. If the price of our common stock declines substantially and we are required to perform on our guarantees, our liquidity and ability to finance our acquisition program could be adversely affected.

     In addition, in many of our acquisitions, we may be required to pay contingent consideration to the former stockholders of the acquired dealerships based on an increase in earnings before taxes of their operations during certain periods of time. We cannot determine whether or how much we will have to pay under these contingent payment arrangements. If we are required to make any of these contingent payments, we will have to pay approximately one-half of each payment in common stock and one-half in cash. If these contingent payments must be paid in full, our liquidity and ability to finance our acquisition program could be adversely affected.

LIMITED COMBINED OPERATING HISTORY

     We were incorporated in December 1995 and commenced dealership operations in November 1997 with the acquisition of the founding groups. The founding groups had been owned, operated and managed as separate independent entities prior to their acquisition by us. We have made a number of additional acquisitions of automobile dealerships since we acquired the founding groups. We intend to continue to acquire additional dealerships. Our future operating results will depend in part on our ability to integrate the operations of those businesses and manage the combined enterprise.

     Our management group has been working together since December 1996. We cannot guarantee that our management team will be able to effectively and profitably integrate the founding groups and our other acquisitions or to effectively manage the combined entity. Their inability to do so could adversely affect our business.

SUBSTANTIAL COMPETITION

     The automotive retailing industry is highly competitive with respect to price, service, location and selection. We compete with automobile dealerships (including other public franchised dealership consolidators), private market buyers and sellers of used vehicles, used vehicle dealerships, service center chains and independent service and repair shops. In the new vehicle area, we compete with other franchised dealers.

     We do not have any cost advantage in purchasing new vehicles from the manufacturers and typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new vehicles.

     In recent years, our dealerships have also faced competition from non-traditional sources such as companies that sell automobiles on the Internet, automobile rental agencies, independent leasing companies, used-car "superstores" and price clubs associated with established consumer agencies, such as the American Automobile Association. Some of these competitors use non-traditional sales techniques such as one-price shopping.

     In addition, Ford has begun owning and operating automobile dealerships for the purpose of consolidating Ford dealerships. For example, Ford has acquired dealerships in Tulsa, Oklahoma and has entered into an agreement with Republic Industries, Inc. to jointly acquire Ford dealerships in Rochester, New York. Ford has also announced that it is exploring the possibility of going into business with some of its dealers to create automotive superstores in selected markets.

     Some of our competitors, including these recent market entrants, may have greater financial, marketing and personnel resources than us and lower overhead and sales costs.

     In the parts and service area, we also compete with a number of regional or national chains which offer selected parts and services at prices that may be lower than our prices. We cannot guarantee that our strategy will be more effective than the strategies of our competitors.

RELIANCE ON KEY PERSONNEL

     We depend to a large extent upon the abilities and continued efforts of our executive officers, senior management and principals of our dealerships. Furthermore, we will likely be dependent on the senior management of any dealerships acquired in the future. If any of those persons leave or if we fail to attract and retain other qualified employees, our business could be adversely affected.

     Although we have entered into employment agreements with each of our executive officers and some of the principals of our dealerships, we cannot guarantee that any individual will continue in his present capacity with us for any particular period of time. We currently have no key man insurance for any of our officers or senior management.

YEAR 2000

     Year 2000 issues result from the inability of computer programs or computerized equipment to accurately calculate, store or use a date subsequent to December 31, 1999. The erroneous date can be interpreted in a number of different ways; typically the year 2000 is interpreted as the year 1900. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We recognize the need to ensure that our computer systems, equipment and operations will not be adversely impacted by the change to the calendar year 2000. In this regard, we have taken steps to identify potential areas of risk and have begun addressing these in our planning, purchasing and daily operations. We have not quantified the total cost of converting all internal systems, equipment and operations for the year 2000, but we do not believe that the cost will be material to our financial position. In connection with acquisitions, we review and address the candidate's year 2000 readiness during the due diligence process.

     We are currently reviewing the potential adverse impact on us of the failure of our third party service providers or vendors to address any of their year 2000 issues. We are dependent upon our dealerships' computer systems in our daily operations. All our dealerships are, or are expected to be, using a computer system supported by a major automobile dealership computer system provider. We have contacted each of these providers and have received assurance from the providers that their systems are, or will be, year 2000 ready. We are dependent upon these providers, as are most dealerships in the United States, to address the year 2000 issues. In addition, we are dependent on our Manufacturers for the production and delivery of new vehicles and parts. Although, we have no reason to believe that our Manufacturers will not be year 2000 ready, we have been unable to obtain written assurance from them that their systems are year 2000 ready.

     Failure by us, our Manufacturers or our third party service providers and vendors to adequately address the year 2000 issue could have an adverse effect on us.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL RISKS

     We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and environmental requirements governing, among other things, discharges to the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes, and the remediation of contamination arising from spills and releases. The violation of those laws and regulations could result in civil and criminal penalties being levied against us or in a cease and desist order against operations that are not in compliance. Future acquisitions by us may also be subject to governmental regulation, including antitrust reviews. Although we believe that we substantially comply with all applicable laws and regulations relating to our business, future laws and regulations or changes to existing laws or regulations may be more stringent and require us to incur significant additional costs.

                                USE OF PROCEEDS

     Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, the acquisition of additional automobile dealerships, additions to our working capital, and capital expenditures.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
                    EARNINGS TO FIXED CHARGES PLUS DIVIDENDS

     The following table contains our consolidated ratios of earnings to fixed charges and earnings to fixed charges plus dividends for the periods indicated. Since we did not commence dealership operations until November 1997, only the financial information for periods after October 1997 reflects our combined dealership operations. The financial information for periods prior to November 1997 are the results of the Howard Group, one of the founding groups.

                                                                                     NINE MONTHS
                                                                                        ENDED
                                                     YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                 --------------------------------   -------------
                                                 1993   1994   1995   1996   1997       1998
                                                 ----   ----   ----   ----   ----   -------------
Ratio of earnings to fixed charges.............  2.28   1.86   1.98   2.32   2.16       2.69
Ratio of earnings to fixed charges plus
  dividends....................................  2.28   1.86   1.98   2.32   2.16       2.69

     For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) "fixed charges" consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued during the periods presented above.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be either our senior debt securities ("Senior Debt Securities") or our subordinated debt securities ("Subordinated Debt Securities"). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, our subsidiaries, if our subsidiaries are guarantors of the Debt Securities, and a U.S. banking institution (a "Trustee"). Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture." Together the Senior Indenture and the Subordinated Indenture are called "Indentures."

     The Debt Securities may be issued from time to time in one or more series. The particular terms of each series which are offered by a prospectus supplement will be described in the prospectus supplement.

     We have summarized selected provisions of the Indenture below. The summary is not complete. The forms of the Indenture have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of the Indenture, such sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.

GENERAL

     The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The Debt Securities will be our unsecured obligations.

     The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under "-- Subordination of Subordinated Debt Securities" and in the prospectus supplement applicable to any Subordinated Debt Securities.

     If specified in the prospectus supplement, our subsidiaries (the "Subsidiary Guarantors") will unconditionally guarantee (the "Subsidiary Guarantees") on a joint and several basis the Debt Securities as described under "Subsidiary Guarantees" and in the prospectus supplement. The Subsidiary Guarantees will be unsecured obligations of each Subsidiary Guarantor.

     The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

          (1) the title of the Debt Securities;

          (2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the subordinated terms relating thereto;

          (3) whether the Subsidiary Guarantors will provide Subsidiary Guarantees of the Debt Securities;

          (4) any limit on the aggregate principal amount of the Debt
     Securities;

          (5) the dates on which the principal of the Debt Securities will be payable;

          (6) the interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

          (7) the places where payments on the Debt Securities will be payable;

          (8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

          (9) any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

          (10) the portion of the principal amount, if less than all, of the Debt Securities which will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

          (11) whether the Debt Securities are defeasible;

          (12) any addition to or change in the Events of Default;

          (13) any addition to or change in the covenants in the Indenture applicable to any of the Debt Securities; and

          (14) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

     Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt

Securities. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

     - the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets or any bankruptcy, insolvency or similar proceedings;

     - the applicability and effect of such provisions in the event of specified defaults with respect to any or certain Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

     - the definition of Senior Debt applicable to the Subordinated Debt Securities of that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

     The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

     The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any defeasance or covenant defeasance of the Subordinated Debt Securities as described under "-- Defeasance and Covenant Defeasance."

SUBSIDIARY GUARANTEES

     If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.

     Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will, jointly and severally, unconditionally guarantee the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the "Guaranteed Obligations"). The Subsidiary Guarantors will also pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor.

     In the case of Subordinated Debt Securities, a Subsidiary Guarantor's Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture.

     Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     Each Subsidiary Guarantee will be a continuing guarantee and will:

          (1) remain in full force and effect until either (a) payment in full of all the Guaranteed Obligations (or the applicable Debt Securities are defeased and discharged in accordance with the defeasance provisions of the Indentures) or (b) released as described in the following paragraph,

          (2) be binding upon each Subsidiary Guarantor and

          (3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

     In the event that a Subsidiary Guarantor ceases to be a Restricted Subsidiary, whether as a result of a disposition of all of the assets or all of the Capital Stock of such Subsidiary Guarantor, by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be deemed released and relieved of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder and no other Person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor (if not otherwise a Restricted Subsidiary) will be required to enter into a Subsidiary Guarantee; provided, in each case, that the transaction or transactions resulting in such Subsidiary Guarantor's ceasing to be a Restricted Subsidiary are carried out pursuant to and in compliance with all of the applicable covenants in the Indenture. In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement. (Section 305) We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002).

     If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, we will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section
305)

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture.

     Notwithstanding any provision of the applicable Indenture or any Debt Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless:

          (i) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture,

          (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or

          (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable prospectus supplement.

All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the applicable Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the applicable Indenture. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, the Trustees or our agents, the Subsidiary Guarantors or the Trustees will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the trustee under the Senior Indenture (the "Senior Trustee") in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series and the corporate trust office of the Subordinated Trustee in the City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment thereof. (Section 1003)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to, any Person (a "successor Person"), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, us, unless:

          (i) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures,

          (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and

          (iii) certain other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met. (Section 801)

EVENTS OF DEFAULT

     Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

          (1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

          (2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

          (3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

          (4) failure to perform or comply with the provisions described under "Consolidation, Merger and Sale of Assets";

          (5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

          (6) default under the terms of any instrument evidencing or securing any of our Debt or any Restricted Subsidiary having an outstanding principal amount of $10 million individually or in the aggregate which default results in the acceleration of the payment of all or any portion of such Debt

     (which acceleration is not rescinded within a period of 10 days from the occurrence of such acceleration) or constitutes the failure to pay all or any portion of the principal amount of such Debt when due;

          (7) the rendering of a final judgment or judgments (not subject to appeal) against us or any Restricted Subsidiary in an amount in excess of $10 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

          (8) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Restricted Subsidiary or any group of Restricted Subsidiaries that together would constitute a Significant Restricted Subsidiary; and

          (9) in the case of Debt Securities guaranteed by any Subsidiary Guarantor, the Subsidiary Guarantee of any Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor's obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture). (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(8) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the applicable Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (8) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

     Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default shall occur and be continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable indemnity. (Section
603) Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding

Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

     We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indentures may be made by us, the Subsidiary Guarantors and the applicable Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

          (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security,

          (2) reduce the principal amount of, or any premium or interest on, any Debt Security,

          (3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof,

          (4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security,

          (5) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security,

          (6) in the case of Subordinated Debt Securities, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities,

          (7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor,

          (8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture,

          (9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or

          (10) modify such provisions with respect to modification and waiver. (Section 902)

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture. The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

     The Indentures provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

     Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section
104)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series. (Section 1501)

     Defeasance and Discharge. The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any Debt Securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things,

          (i) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur;

          (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing;

          (iii) such deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we or any Restricted Subsidiary is a party or by which we or any Restricted Subsidiary is bound;

          (iv) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on or other obligations in respect of any of our Senior Debt shall have occurred and be continuing and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

          (v) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940. (Sections 1502 and 1504)

     Defeasance of Certain Covenants. The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any Debt Securities, we may omit to comply with certain restrictive covenants, including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6) and (7) under "Events of Default" and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur and the requirements set forth in clauses (ii), (iii), (iv) and (v) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments. (Sections 1503 and 1504)

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

                          DESCRIPTION OF CAPITAL STOCK

     As of December 31, 1998, our authorized capital stock was 51,000,000 shares. Those shares consisted of: (a) 1,000,000 shares of preferred stock, none of which were outstanding; and (b) 50,000,000 shares of common stock, of which 18,230,149 shares were outstanding.

COMMON STOCK

     Subject to any special voting rights of any series of preferred stock that we may issue in the future, the holders of the common stock may vote one vote for each share held on all matters voted upon by our stockholders, including the election of our directors. Holders of common stock may not cumulate their votes in elections of directors.

     Subject to the rights of any then outstanding shares of preferred stock, the holders of common stock may receive such dividends as our Board of Directors may declare in its discretion out of legally available funds. Holders of common stock will share equally in our net assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase our shares of stock. Shares of common stock are not subject to any redemption provisions and are not convertible into any of our other securities. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

PREFERRED STOCK

     The prospectus supplement will specify any terms of any series of preferred stock offered by it including:

     - the series, the number of shares offered and the liquidation value of the preferred stock,

     - the price at which the preferred stock will be issued,

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock,

     - the liquidation preference of the preferred stock,

     - the voting rights of the preferred stock,

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund,

     - whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion, and

     - any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

     The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the statement of resolution relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the statement of resolution as an exhibit or incorporate it by reference.

     We may issue preferred stock from time to time in one or more series. Subject to the provisions of our Restated Certificate of Incorporation and limitations prescribed by law, our Board of Directors may adopt resolutions to issue the shares of preferred stock, to fix the number of shares, and to change the number of shares constituting any series and establish the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of preferred stock, in each case without any further action or vote by our stockholders.

     Undesignated preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock or any existing preferred stock. For example, any preferred stock issued may rank prior to our common stock or any existing preferred stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock or any existing preferred stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

ANTI-TAKEOVER PROVISIONS

     Certain provisions in our Restated Certificate of Incorporation and Bylaws and our stockholders' rights plan may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts.

     Classified Board of Directors and Limitations on Removal of Directors. Our Board of Directors is divided into three classes. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause and upon the vote of holders of at least 80% of the voting power of the outstanding shares of common stock. In general, our Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors.

     No Written Consent by Stockholders. Our Restated Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders must be taken at a duly called annual or special meeting of our stockholders. Special meetings of our stockholders may be called only by our Board of Directors.

     Business Combinations under Delaware Law. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents a person who owns 15% or more of our outstanding voting stock (an "interested stockholder") from engaging in certain business combinations with us for three years following the date that the person become an interested stockholder. These restrictions do not apply if:

     - before the person became an interested stockholder, our Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or the business combination;

     - upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction commenced; or

     - following the transaction in which the person became an interested stockholder, the business combination is approved by both our Board of Directors and the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

     These restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement of certain extraordinary transactions involving us and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or goes unopposed by a majority of our directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

     Stockholders' Rights Plan. Our Board of Directors has adopted a stockholders' rights plan (the "Rights Plan"). Under the Rights Plan, each Right entitles the registered holder under the circumstances described below to purchase from us one one-thousandth of a share of our Junior Participating Preferred Stock (the "Preferred Shares") at a price of $65 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The following is a summary of certain terms of the Rights Plan. The Rights Plan is filed as an exhibit to the registration statement of which this prospectus is a part and this summary is qualified by reference to the specific terms of the Rights Plan.

     Until the Distribution Date (as defined below), the Rights attach to all common stock certificates representing outstanding shares. No separate Right Certificate will be distributed. A Right is issued for each share of common stock issued. The Rights will separate from the common stock and a Distribution Date will occur upon the earlier of

     - 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of our outstanding Voting Shares (as defined in the Rights Agreement), or

     - 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the person or group beneficially owning 20% or more of our outstanding Voting Shares.

     Until the Distribution Date or the earlier of redemption or expiration of the Rights, the Rights are evidenced by the certificates representing the common stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The rights will expire on November 4, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged.

     If a person or group acquires 20% or more of our Voting Shares, each Right then outstanding (other than Rights beneficially owned by the Acquiring Persons which would become null and void) becomes a right to buy that number of shares of common stock (or under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share) that at the time of such acquisition has a market value of two times the Purchase Price of the Right.

     If we are acquired in a merger or other business combination transaction or assets constituting more than 50% of our consolidated assets or producing more than 50% of our earning power or cash flow are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the Purchase Price of the Right.

     The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one share of common stock. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of our preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of
(i) $1.00 in cash, or (ii) in the aggregate, 1,000 times the dividend declared on the common stock. In the event of liquidation, the holders of Preferred Shares may receive a preferential liquidation payment equal to the greater of
(i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the shares of common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per share of common stock. Each whole Preferred Share will be entitled to 1,000 votes on all matters submitted to a vote of our stockholders and Preferred Shares will generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of our stockholders.

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, may be adjusted from time to time to prevent dilution.

     At any time after a person or group of affiliated or associated persons acquires beneficial ownership of 20% or more of our outstanding Voting Shares and before a person or group acquires beneficial ownership of 50% or more of our outstanding Voting Shares our Board of Directors may, at its option, issue common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of common stock (or one one-thousandth of a Preferred Share) for each two shares of common stock for which each Right is then exercisable, subject to adjustment.

     At any time prior to the first public announcement that a person or group has become the beneficial owner of 20% or more of the outstanding Voting Shares, our Board of Directors may redeem all but not less than all the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"). The redemption of the rights may be made effective at such time, on such basis and with such conditions as our Board of Directors in its sole discretion may establish. Immediately upon the action of our Board of Directors ordering redemption of the rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     Our Restated Certificate of Incorporation limits the liability of our officers and directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability

     - for any breach of the officer's or director's duty of loyalty to us or our stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law, or

     - for any transaction from which the officer or director derived an improper personal benefit.

     The inclusion of this provision in our Restated Certificate of Incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefitted us and our stockholders.

     Both our Restated Certificate of Incorporation and Bylaws provide indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar of the common stock, as well as the rights agent under our Rights Plan, is ChaseMellon Shareholder Services, L.L.C.

                               DEPOSITARY SHARES

GENERAL

     We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company that meets certain requirements and is selected by us (the "Depositary"). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

     We have summarized selected provisions of the deposit agreement and the depositary receipts. The summary is not complete. The forms of the deposit agreement and the depositary receipts are filed as exhibits to the registration statement and you should read such documents for provisions that may be important to you.

DIVIDENDS AND OTHER DISTRIBUTIONS

     If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Depositary will distribute the property to the record holders of the depositary shares. However, if the Depositary determines that it is not feasible to make the distribution of property, the Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the holders of the preferred stock.

REDEMPTION OF DEPOSITARY SHARES

     If we redeem a series of preferred stock represented by depositary shares, the Depositary will redeem the depositary shares from the proceeds received by the Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Depositary may determine.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Depositary as to how to vote the preferred stock represented by such holder's depositary shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Depositary deems necessary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between the Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the Depositary or us only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of us and such distribution has been distributed to the holders of depositary receipts.

CHARGES OF DEPOSITARY

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

WITHDRAWAL OF PREFERRED STOCK

Upon surrender of depositary receipts at the principal office of the Depositary, subject to the terms of the deposit agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of Depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the deposit agreement or receive depositary receipts evidencing depositary shares therefor.

MISCELLANEOUS

The Depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the Depositary and that we are required to furnish to the holders of the preferred stock.

Neither the Depositary nor us will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. The obligations of the Depositary and us under the deposit agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

The Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Depositary. Any such resignation or removal will take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                              PLAN OF DISTRIBUTION

     We may sell securities pursuant to this prospectus (a) through underwriters or dealers; (b) through agents; or (c) directly to one or more purchasers, including existing stockholders in a rights offering.

BY UNDERWRITERS

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in the prospectus supplement the underwriters must purchase all the securities of the series offered by a prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

BY AGENTS

     Securities offered by us pursuant to this prospectus may also be sold through agents designated by us. Unless indicated in the prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

DIRECT SALES; RIGHTS OFFERINGS

     Securities offered by us pursuant to this prospectus may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights which may be issued to our securityholders.

DELAYED DELIVERY ARRANGEMENTS

     We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in the prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     Arthur Andersen LLP, independent public accountants, audited the financial statements included in our annual report on Form 10-K for the year ended December 31, 1997 incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance upon the authority of Arthur Andersen LLP as experts in accounting and auditing in giving the report.

     Crowe, Chizek and Company LLP, independent public accountants, audited the financial statements of the Carroll Automotive Group included in the Current Report on Form 8-K dated May 28, 1998, incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance upon the authority of Crowe, Chizek and Company LLP as experts in accounting and auditing in giving the report.

===============================================================================

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ---------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
            Prospectus Supplement
Prospectus Supplement Summary...........   S-1
Risk Factors............................  S-10
Cautionary Statement about Forward-
  Looking Statements....................  S-21
Use of Proceeds.........................  S-22
Capitalization..........................  S-23
Pro Forma Consolidated Financial
  Statements............................  S-24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................  S-31
Business................................  S-39
Management..............................  S-57
Principal Stockholders..................  S-60
Description of Credit Facility..........  S-61
Description of Notes....................  S-63
Validity of the Notes...................  S-92
Experts.................................  S-92
Index to Financial Statements...........   F-1
Underwriting............................   U-1

                  Prospectus
Table of Contents.......................     2
About this Prospectus...................     2
Where You Can Find More Information.....     2
Cautionary Statement about Forward-
  Looking Statements....................     3
Disclaimer..............................     4
The Company.............................     4
Risk Factors............................     4
Use of Proceeds.........................    12
Ratios of Earnings to Fixed Charges and
  Earnings to Fixed Charges plus
  Dividends.............................    12
Description of Debt Securities..........    12
Description of Capital Stock............    21
Depositary Shares.......................    26
Plan of Distribution....................    27
Legal Matters...........................    28
Experts.................................    28

===============================================================================


===============================================================================

                                  $100,000,000

                                  [Group 1 Logo]

                   10 7/8% Senior Subordinated Notes Due 2009
             ------------------------------------------------------
                                    PROSPECTUS
             ------------------------------------------------------

                              GOLDMAN, SACHS & CO.
                             CHASE SECURITIES INC.
                              MERRILL LYNCH & CO.

===============================================================================